IMPORTANT INFORMATION REGARDING YOUR INVESTMENT



CALVERT SOCIAL INVESTMENT FUND	**CALVERT SAGE FUND**
4550 Montgomery Avenue, Suite 1000N	4550 Montgomery Avenue, Suite 1000N
Bethesda, Maryland 20814	Bethesda, Maryland 20814
800-368-2745	800-368-2745
ON BEHALF OF	**ON BEHALF OF**
CALVERT LARGE CAP CORE PORTFOLIO	**CALVERT GLOBAL VALUE FUND**
	and
	CALVERT GLOBAL EQUITY INCOME FUND

April 8, 2016

Dear Shareholder:

I am writing to inform you of the upcoming joint special meeting of shareholders of the Calvert Large Cap Core Portfolio, a series of Calvert Social Investment Fund ("CSIF"), and the Calvert Global Value Fund and Calvert Global Equity Income Fund, each a series of Calvert SAGE Fund ("CSF"), to be held on June 8, 2016 at 9:00 a.m., Eastern Time, in the Tenth Floor Conference Room of Calvert Investments, Inc., Air Rights North Tower, 4550 Montgomery Avenue, Suite 1000N, Bethesda, Maryland 20814 (the "Meeting").

As shown in the chart below, the CSIF Board of Trustees ("CSIF Board") recommends that the Calvert Large Cap Core Portfolio be combined with the Calvert Equity Portfolio, and the CSF Board of Trustees ("CSF Board") recommends that the Calvert Global Value Fund and the Calvert Global Equity Income Fund be combined with the Calvert Equity Portfolio. Each combination of a Merging Fund into the Acquiring Fund is referred to herein as a "Reorganization".

Merging Fund	*Acquiring Fund*
Calvert Large Cap Core Portfolio	
Calvert Global Value Fund	Calvert Equity Portfolio
Calvert Global Equity Income Fund	

You are being asked to vote on a proposal to exchange the assets of your Merging Fund for shares of equal value of the Acquiring Fund. If the Agreement and Plan of Reorganization applicable to your Merging Fund is approved by shareholders, and you continue to hold shares of the Merging Fund through the closing of the applicable



Empowering You to Do More™

Reorganization, you will become a shareholder of the Calvert Equity Portfolio. Details of each Reorganization, the voting process and the Meeting are set forth in the enclosed Prospectus/Proxy Statement. The Prospectus/Proxy Statement also compares the strategies, expenses and performance of each Merging Fund with those of the Calvert Equity Portfolio.

The CSIF Board, the CSF Board and I believe each Reorganization offers you the opportunity to pursue your investment goals in a larger fund with a better performance history that may benefit from economies of scale over the long-term. After careful consideration, each Reorganization has been approved by the CSIF Board or the CSF Board, as applicable, based on the belief that the Reorganization is in the best interests of the related Merging Fund and you, as a shareholder of that Merging Fund. **The CSIF Board or CSF Board, as applicable, therefore recommend that you vote FOR these proposals.**

Regardless of whether you plan to attend the Meeting in person, **PLEASE VOTE VIA THE INTERNET OR TELEPHONE OR COMPLETE, DATE, SIGN AND RETURN YOUR PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE so that you will be represented at the Meeting. Your internet or telephone vote or your properly executed proxy card must be received by 9:00 a.m., Eastern Time, on June 8, 2016.** If you vote by internet or telephone or return a proxy card you may still attend the Meeting in person and you may change your vote by submitting a revised proxy card. However, attendance in person at the Meeting by itself will not automatically revoke your vote. To revoke a prior vote, you must follow the revocation procedures set forth in the attached Prospectus/Proxy Statement.

I appreciate the time you will take to review these important matters. If we may be of any assistance, please call us at 800-368-2745. Our hearing-impaired shareholders may call 800-541-1524 for a TDD connection.

Sincerely,

John H. Streur
President

YOUR VOTE IS IMPORTANT NO MATTER HOW MANY SHARES OF CALVERT LARGE CAP CORE PORTFOLIO, CALVERT GLOBAL VALUE FUND OR CALVERT GLOBAL EQUITY INCOME FUND YOU OWN. IN ORDER TO AVOID THE UNNECESSARY EXPENSE OF FURTHER SOLICITATION, PLEASE VOTE PROMPTLY.

CALVERT SOCIAL INVESTMENT FUND	**CALVERT SAGE FUND**
4550 Montgomery Avenue, Suite 1000N	4550 Montgomery Avenue, Suite 1000N
Bethesda, Maryland 20814	Bethesda, Maryland 20814
800-368-2745	800-368-2745
ON BEHALF OF	**ON BEHALF OF**
CALVERT LARGE CAP CORE PORTFOLIO	**CALVERT GLOBAL VALUE FUND** **and** **CALVERT GLOBAL EQUITY INCOME FUND**

NOTICE OF JOINT SPECIAL MEETING OF SHAREHOLDERS

To be held on June 8, 2016

To the Shareholders:

NOTICE IS HEREBY GIVEN that a joint special meeting of shareholders of Calvert Large Cap Core Portfolio, a series of Calvert Social Investment Fund ("CSIF"), Calvert Global Value Fund, a series of Calvert SAGE Fund ("CSF"), and Calvert Global Equity Income Fund, a series of CSF, will be held on Wednesday, June 8, 2016 at 9:00 a.m., Eastern Time, in the Tenth Floor Conference Room of Calvert Investments, Inc., Air Rights North Tower, 4550 Montgomery Avenue, Suite 1000N, Bethesda, Maryland 20814, as may be adjourned from time to time (the "Meeting"), for the purposes listed below:

For Shareholders of Calvert Large Cap Core Portfolio

1. To approve a proposed Agreement and Plan of Reorganization (the "Large Cap Core Reorganization Plan"), providing for the transfer of all of the assets of Calvert Large Cap Core Portfolio to Calvert Equity Portfolio in exchange for Class A, Class C, Class I and Class Y shares of Calvert Equity Portfolio and the assumption by Calvert Equity Portfolio of the liabilities of Calvert Large Cap Core Portfolio. The Large Cap Core Reorganization Plan also provides for the distribution of these Calvert Equity Portfolio shares to the holders of the corresponding class of shares of Calvert Large Cap Core Portfolio in liquidation and subsequent termination of Calvert Large Cap Core Portfolio.

For Shareholders of Calvert Global Value Fund

2. To approve a proposed Agreement and Plan of Reorganization (the "Global Value Reorganization Plan"), providing for the transfer of all of the assets of Calvert Global Value Fund to Calvert Equity Portfolio in exchange for Class A, Class C, Class I and Class Y shares of Calvert Equity Portfolio and the assumption by Calvert Equity Portfolio of the liabilities of Calvert Global Value Fund. The Global Value Reorganization Plan also provides for the distribution of these Calvert Equity Portfolio shares to the holders of the corresponding class of shares of Calvert Global Value Fund in liquidation and subsequent termination of Calvert Global Value Fund.

For Shareholders of Calvert Global Equity Income Fund

3. To approve a proposed Agreement and Plan of Reorganization (the "Global Equity Income Reorganization Plan"), providing for the transfer of all of the assets of Calvert Global Equity Income Fund to Calvert Equity Portfolio in exchange for Class A, Class C, Class I and Class Y shares of Calvert Equity Portfolio and the assumption by Calvert Equity Portfolio of the liabilities of Calvert Global Equity Income Fund. The Global Equity Income Reorganization Plan also provides for the distribution of these Calvert Equity Portfolio shares to the holders of the corresponding class of shares of Calvert Global Equity Income Fund in liquidation and subsequent termination of Calvert Global Equity Income Fund.

*   *   *

4. To consider and act upon any other business that may properly come before the Meeting.

The matters referred to above are discussed in detail in the Prospectus/Proxy Statement attached to this Notice. The CSIF Board of Trustees and CSF Board of Trustees have fixed the close of business on March 31, 2016 as the record date for determining shareholders of Calvert Large Cap Core Portfolio, Calvert Global Value Fund and Calvert Global Equity Income Fund entitled to receive notice of and to vote at the Meeting.

April 8, 2016

By Order of the CSIF Board of Trustees with respect to Items 1 and 4, and
By Order of the CSF Board of Trustees with respect to Items 2, 3 and 4

Andrew K. Niebler, Esq.
Assistant Secretary

PROSPECTUS/PROXY STATEMENT

Dated April 8, 2016

Acquisition of the Assets and Assumption of the Liabilities of the		By and in Exchange for Class A, Class C, Class I and Class Y Shares of the
CALVERT LARGE CAP CORE PORTFOLIO, a series of Calvert Social Investment Fund	è	CALVERT EQUITY PORTFOLIO, a series of Calvert Social Investment Fund
CALVERT GLOBAL VALUE FUND, a series of Calvert SAGE Fund	➔	CALVERT EQUITY PORTFOLIO, a series of Calvert Social Investment Fund
CALVERT GLOBAL EQUITY INCOME FUND, a series of Calvert SAGE Fund	è	CALVERT EQUITY PORTFOLIO, a series of Calvert Social Investment Fund

4550 Montgomery Avenue, Suite 1000N
Bethesda, Maryland 20814
800-368-2745

INTRODUCTION

This Prospectus/Proxy Statement is being furnished in connection with the solicitation of proxies by the Board of Trustees of Calvert Social Investment Fund ("CSIF") and the Board of Trustees of Calvert SAGE Fund ("CSF") for use at a joint special meeting of shareholders of Calvert Large Cap Core Portfolio, a series of CSIF ("Large Cap Core"), Calvert Global Value Fund, a series of CSF ("Global Value"), and Calvert Global Equity Income Fund, a series of CSF ("Global Equity Income"), to be held on Wednesday, June 8, 2016 at 9:00 a.m., Eastern Time, in the Tenth Floor Conference Room of Calvert Investments, Inc., Air Rights North Tower, 4550 Montgomery Avenue, Suite 1000N, Bethesda, Maryland 20814, as may be adjourned from time to time (the "Meeting").

The CSIF Board of Trustees ("CSIF Board") is soliciting proxies from shareholders of Large Cap Core, and the CSF Board of Trustees ("CSF Board") is soliciting proxies from shareholders of Global Value and Global Equity Income, in connection with the proposed transfer of all of the assets of each such fund to Calvert Equity Portfolio, a series of CSIF, in exchange for Class A, Class C, Class I and Class Y shares of Calvert Equity Portfolio and the assumption by Calvert Equity Portfolio of the liabilities of each such Fund..

The following chart provides an overview of the proposed transactions:

	Acquiring Fund
Calvert Large Cap Core Portfolio	
Calvert Global Value Fund	Calvert Equity Portfolio
Calvert Global Equity Income Fund	

Please take note of the following terms that are used throughout this Prospectus/Proxy Statement:

- Large Cap Core, Global Value and Global Equity Income are referred to herein collectively as the "Merging Funds" and each as a "Merging Fund";

- Calvert Equity Portfolio is sometimes referred to herein as the "Acquiring Fund";

- the Merging Funds and the Acquiring Fund are referred to herein together as the "Funds" and each as a "Fund";

- the proposed transfer of all of the assets of Large Cap Core in exchange for Class A, Class C, Class I and Class Y shares of Calvert Equity Portfolio and the assumption by Calvert Equity Portfolio of the liabilities of Large Cap Core is referred to herein as the "Large Cap Core Reorganization";

- the proposed transfer of all of the assets of Global Value in exchange for Class A, Class C, Class I and Class Y shares of Calvert Equity Portfolio and the assumption by Calvert Equity Portfolio of the liabilities of Global Value is referred to herein as the "Global Value Reorganization";

- the proposed transfer of all of the assets of Global Equity Income in exchange for Class A, Class C, Class I and Class Y shares of Calvert Equity Portfolio and the assumption by Calvert Equity Portfolio of the liabilities of Global Equity Income is referred to herein as the "Global Equity Income Reorganization";

- the Large Cap Core Reorganization, the Global Value Reorganization and the Global Equity Income Reorganization are referred to herein collectively as the "Reorganizations" and each as a "Reorganization";

- the CSIF Board and CSF Board are referred to herein collectively as the "Boards"; *provided*, *however*, that the use of that term shall, with respect to the CSIF Board, relate solely to matters involving the Large Cap Core Reorganization and, with respect to the CSF Board, relate solely to matters involving Global Value Reorganization and/or the Global Equity Income Reorganization;

- "shareholder" refers to you; and

- "shares" refers generally to the shares of a Merging Fund or the Acquiring Fund, as applicable.

The persons named as proxies on each proxy card will vote the shares of each Merging Fund proportionately in accordance with the instructions received from those shareholders who respond with their completed and executed proxies.

Following the transfer of each Merging Fund's assets and liabilities, if approved by shareholders, shares of Calvert Equity Portfolio will be distributed to the shareholders of that Merging Fund in liquidation thereof. As a result of each proposed Reorganization, shareholders of the applicable Merging Fund as of the Closing Date will receive that number of full and fractional Class A, Class C, Class I or Class Y shares of the Calvert Equity Portfolio having a total net asset value equal to the aggregate value of such shareholder's corresponding class of shares of that Merging Fund (computed on the business day immediately prior to the Closing Date), and that Merging Fund will subsequently be dissolved and terminated as a series of CSIF or CSF, as applicable. **No Reorganization is contingent on the other Reorganizations being approved by shareholders.**

This Prospectus/Proxy Statement, which should be retained for future reference, sets forth concisely the information about Calvert Equity Portfolio that a prospective investor should know before voting on the proposed Reorganizations. Each Reorganization will occur only if it is approved by the lesser of (i) 67% or more of the shares of the applicable Merging Fund entitled to vote and present at the Meeting, if the holders of more than 50% of the outstanding shares entitled to vote are present in person or represented by proxy, or (ii) more than 50% of the outstanding shares of the applicable Merging Fund entitled to vote.

Additional information concerning each Fund and Reorganization is contained in the documents described below, all of which have been filed with the Securities and Exchange Commission ("SEC"):

Information about the Reorganizations:

- Statement of Additional Information of Calvert Equity Portfolio dated April 8, 2016, which relates to this Prospectus/Proxy Statement and each Reorganization (the "Reorganization SAI");

Information about the Merging Funds:

- Prospectus of CSIF relating to Class A, Class C and Class Y shares of Large Cap Core dated February 1, 2016;

- Prospectus of CSIF relating to Class I shares of Large Cap Core dated February 1, 2016;

- Prospectus of CSF relating to Class A, Class C and Class Y shares of Global Value and Global Equity Income dated April 30, 2015, as revised October 1, 2015, but only through April 30, 2016, and thereafter the Prospectus of CSF relating to Class A, Class C and Class Y shares of Global Value and Global Equity Income dated May 1, 2016;

- Prospectus of CSF relating to Class I shares of Global Value and Global Equity Income dated October 1, 2015, but only through April 30, 2016, and thereafter the Prospectus of CSF relating to Class I shares of Global Value and Global Equity Income dated May 1, 2016;

- Statement of Additional Information of CSIF dated February 1, 2016 (the "CSIF SAI") relating to Large Cap Core;

- Statement of Additional Information of CSF dated April 30, 2015, as revised October 20, 2015 relating to Global Value and Global Equity Income, but only through April 30, 2016, and thereafter the Statement of Additional Information of CSF dated May 1, 2016 (collectively, the "CSF SAI");

- The Annual Report to Shareholders of CSIF relating to Large Cap Core for the fiscal year ended September 30, 2015;

- The Annual Reports to Shareholders of CSF relating Global Value and Global Equity Income for the fiscal year ended December 31, 2015; and

- The Semi-Annual Report to Shareholders of CSIF relating to Large Cap Core for the period ended March 31, 2016.

Information about the Acquiring Fund:

- Prospectus of CSIF relating to Class A, Class C, and Class Y shares of Calvert Equity Portfolio dated February 1, 2016;

- Prospectus of CSIF relating to Class I shares of Calvert Equity Portfolio dated February 1, 2016;

- The CSIF SAI relating to Calvert Equity Portfolio;

- The Annual Report to Shareholders of CSIF relating to Calvert Equity Portfolio for the fiscal year ended September 30, 2015; and

- The Semi-Annual Report to Shareholders of CSIF relating to Calvert Equity Portfolio for the period ended March 31, 2016.

Copies of any of the above documents are available upon request and without charge by writing to Calvert Investment Distributors, Inc., Suite 1000N, Bethesda, Maryland 20814, or calling 800-368-2745 toll-free, and specifying the document(s) you are requesting.

Copies of any of these documents may also be obtained without charge on the EDGAR database on the SEC's internet site at http://www.sec.gov. Copies are available for a fee by electronic request at the following e-mail address: publicinfo@sec.gov, or from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549.

Information relating to each Merging Fund and Calvert Equity Portfolio contained in the Prospectuses of CSIF specified above (SEC File No. 811-03334) and in the Prospectuses of CSF specified above (SEC File No. 811-22212) is incorporated by reference in this document. (This means that such information is legally considered to be part of this Prospectus/Proxy Statement.)

The Reorganization SAI relating to this Prospectus/Proxy Statement and each Reorganization, dated April 8, 2016, which includes (i) the financial statements of CSIF relating to Large Cap Core and Calvert Equity Portfolio for the fiscal year ended September 30, 2015, and (ii) the financial statements of CSF relating to Global Value and Global Equity Income for the fiscal year ended December 31, 2015, is incorporated by reference in its entirety in this document. Pro forma financial information of CSIF relating to Calvert Equity Portfolio is not included in the Reorganization SAI because the net assets of each Merging Fund constitute less than 10% of the net assets of Calvert Equity Portfolio.

The Prospectus/Proxy Statement, the Notice of Joint Special Meeting of Shareholders, and Form of Proxy are first being mailed to shareholders on or about **April 18, 2016.**

These securities have not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The shares offered by this Prospectus/Proxy Statement are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. An investment in Calvert Equity Portfolio involves investment risk, including possible loss of your original investment.

PROSPECTUS/PROXY STATEMENT

Dated April 8, 2016

Acquisition of the Assets and Assumption of the Liabilities of the		By and in Exchange for Class A, Class C, Class I and Class Y Shares of the
CALVERT LARGE CAP CORE PORTFOLIO, a series of Calvert Social Investment Fund	➔	CALVERT EQUITY PORTFOLIO, a series of Calvert Social Investment Fund
CALVERT GLOBAL VALUE FUND, a series of Calvert SAGE Fund	➔	CALVERT EQUITY PORTFOLIO, a series of Calvert Social Investment Fund
CALVERT GLOBAL EQUITY INCOME FUND, a series of Calvert SAGE Fund	➔	CALVERT EQUITY PORTFOLIO, a series of Calvert Social Investment Fund

4550 Montgomery Avenue, Suite 1000N
Bethesda, Maryland 20814
800-368-2745

INTRODUCTION

This Prospectus/Proxy Statement is being furnished in connection with the solicitation of proxies by the Board of Trustees of Calvert Social Investment Fund ("CSIF") and the Board of Trustees of Calvert SAGE Fund ("CSF") for use at a joint special meeting of shareholders of Calvert Large Cap Core Portfolio, a series of CSIF ("Large Cap Core"), Calvert Global Value Fund, a series of CSF ("Global Value"), and Calvert Global Equity Income Fund, a series of CSF ("Global Equity Income"), to be held on Wednesday, June 8, 2016 at 9:00 a.m., Eastern Time, in the Tenth Floor Conference Room of Calvert Investments, Inc., Air Rights North Tower, 4550 Montgomery Avenue, Suite 1000N, Bethesda, Maryland 20814, as may be adjourned from time to time (the "Meeting").

The CSIF Board of Trustees ("CSIF Board") is soliciting proxies from shareholders of Large Cap Core, and the CSF Board of Trustees ("CSF Board") is soliciting proxies from shareholders of Global Value and Global Equity Income, in connection with the proposed transfer of all of the assets of each such fund to Calvert Equity Portfolio, a series of CSIF, in exchange for Class A, Class C, Class I and Class Y shares of Calvert Equity Portfolio and the assumption by Calvert Equity Portfolio of the liabilities of each such Fund..

The following chart provides an overview of the proposed transactions:

Merging Fund	*Acquiring Fund*
Calvert Large Cap Core Portfolio	
Calvert Global Value Fund	Calvert Equity Portfolio
Calvert Global Equity Income Fund	

Please take note of the following terms that are used throughout this Prospectus/Proxy Statement:

- Large Cap Core, Global Value and Global Equity Income are referred to herein collectively as the "Merging Funds" and each as a "Merging Fund";

- Calvert Equity Portfolio is sometimes referred to herein as the "Acquiring Fund";

- the Merging Funds and the Acquiring Fund are referred to herein together as the "Funds" and each as a "Fund";

- the proposed transfer of all of the assets of Large Cap Core in exchange for Class A, Class C, Class I and Class Y shares of Calvert Equity Portfolio and the assumption by Calvert Equity Portfolio of the liabilities of Large Cap Core is referred to herein as the "Large Cap Core Reorganization";

- the proposed transfer of all of the assets of Global Value in exchange for Class A, Class C, Class I and Class Y shares of Calvert Equity Portfolio and the assumption by Calvert Equity Portfolio of the liabilities of Global Value is referred to herein as the "Global Value Reorganization";

- the proposed transfer of all of the assets of Global Equity Income in exchange for Class A, Class C, Class I and Class Y shares of Calvert Equity Portfolio and the assumption by Calvert Equity Portfolio of the liabilities of Global Equity Income is referred to herein as the "Global Equity Income Reorganization";

- the Large Cap Core Reorganization, the Global Value Reorganization and the Global Equity Income Reorganization are referred to herein collectively as the "Reorganizations" and each as a "Reorganization";

- the CSIF Board and CSF Board are referred to herein collectively as the "Boards"; *provided*, *however*, that the use of that term shall, with respect to the CSIF Board, relate solely to matters involving the Large Cap Core Reorganization and, with respect to the CSF Board, relate solely to matters involving Global Value Reorganization and/or the Global Equity Income Reorganization;

- "shareholder" refers to you; and

- "shares" refers generally to the shares of a Merging Fund or the Acquiring Fund, as applicable.

The persons named as proxies on each proxy card will vote the shares of each Merging Fund proportionately in accordance with the instructions received from those shareholders who respond with their completed and executed proxies.

Following the transfer of each Merging Fund's assets and liabilities, if approved by shareholders, shares of Calvert Equity Portfolio will be distributed to the shareholders of that Merging Fund in liquidation thereof. As a result of each proposed Reorganization, shareholders of the applicable Merging Fund as of the Closing Date will receive that number of full and fractional Class A, Class C, Class I or Class Y shares of the Calvert Equity Portfolio having a total net asset value equal to the aggregate value of such shareholder's corresponding class of shares of that Merging Fund (computed on the business day immediately prior to the Closing Date), and that Merging Fund will subsequently be dissolved and terminated as a series of CSIF or CSF, as applicable. **No Reorganization is contingent on the other Reorganizations being approved by shareholders.**

This Prospectus/Proxy Statement, which should be retained for future reference, sets forth concisely the information about Calvert Equity Portfolio that a prospective investor should know before voting on the proposed Reorganizations. Each Reorganization will occur only if it is approved by the lesser of (i) 67% or more of the shares of the applicable Merging Fund entitled to vote and present at the Meeting, if the holders of more than 50% of the outstanding shares entitled to vote are present in person or represented by proxy, or (ii) more than 50% of the outstanding shares of the applicable Merging Fund entitled to vote.

Additional information concerning each Fund and Reorganization is contained in the documents described below, all of which have been filed with the Securities and Exchange Commission ("SEC"):

Information about the Reorganizations:

- Statement of Additional Information of Calvert Equity Portfolio dated April 8, 2016, which relates to this Prospectus/Proxy Statement and each Reorganization (the "Reorganization SAI");

Information about the Merging Funds:

- Prospectus of CSIF relating to Class A, Class C and Class Y shares of Large Cap Core dated February 1, 2016;

- Prospectus of CSIF relating to Class I shares of Large Cap Core dated February 1, 2016;

- Prospectus of CSF relating to Class A, Class C and Class Y shares of Global Value and Global Equity Income dated April 30, 2015, as revised October 1, 2015, but only through April 30, 2016, and thereafter the Prospectus of CSF relating to Class A, Class C and Class Y shares of Global Value and Global Equity Income dated May 1, 2016;

- Prospectus of CSF relating to Class I shares of Global Value and Global Equity Income dated October 1, 2015, but only through April 30, 2016, and thereafter the Prospectus of CSF relating to Class I shares of Global Value and Global Equity Income dated May 1, 2016;

- Statement of Additional Information of CSIF dated February 1, 2016 (the "CSIF SAI") relating to Large Cap Core;

- Statement of Additional Information of CSF dated April 30, 2015, as revised October 20, 2015 relating to Global Value and Global Equity Income, but only through April 30, 2016, and thereafter the Statement of Additional Information of CSF dated May 1, 2016 (collectively, the "CSF SAI");

- The Annual Report to Shareholders of CSIF relating to Large Cap Core for the fiscal year ended September 30, 2015;

- The Annual Reports to Shareholders of CSF relating Global Value and Global Equity Income for the fiscal year ended December 31, 2015; and

- The Semi-Annual Report to Shareholders of CSIF relating to Large Cap Core for the period ended March 31, 2016.

Information about the Acquiring Fund:

- Prospectus of CSIF relating to Class A, Class C, and Class Y shares of Calvert Equity Portfolio dated February 1, 2016;

- Prospectus of CSIF relating to Class I shares of Calvert Equity Portfolio dated February 1, 2016;

- The CSIF SAI relating to Calvert Equity Portfolio;

- The Annual Report to Shareholders of CSIF relating to Calvert Equity Portfolio for the fiscal year ended September 30, 2015; and

- The Semi-Annual Report to Shareholders of CSIF relating to Calvert Equity Portfolio for the period ended March 31, 2016.

Copies of any of the above documents are available upon request and without charge by writing to Calvert Investment Distributors, Inc., Suite 1000N, Bethesda, Maryland 20814, or calling 800-368-2745 toll-free, and specifying the document(s) you are requesting.

Copies of any of these documents may also be obtained without charge on the EDGAR database on the SEC's internet site at http://www.sec.gov. Copies are available for a fee by electronic request at the following e-mail address: publicinfo@sec.gov, or from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549.

Information relating to each Merging Fund and Calvert Equity Portfolio contained in the Prospectuses of CSIF specified above (SEC File No. 811-03334) and in the Prospectuses of CSF specified above (SEC File No. 811-22212) is incorporated by reference in this document. (This means that such information is legally considered to be part of this Prospectus/Proxy Statement.)

The Reorganization SAI relating to this Prospectus/Proxy Statement and each Reorganization, dated April 8, 2016, which includes (i) the financial statements of CSIF relating to Large Cap Core and Calvert Equity Portfolio for the fiscal year ended September 30, 2015, and (ii) the financial statements of CSF relating to Global Value and Global Equity Income for the fiscal year ended December 31, 2015, is incorporated by reference in its entirety in this document. Pro forma financial information of CSIF relating to Calvert Equity Portfolio is not included in the Reorganization SAI because the net assets of each Merging Fund constitute less than 10% of the net assets of Calvert Equity Portfolio.

The Prospectus/Proxy Statement, the Notice of Joint Special Meeting of Shareholders, and Form of Proxy are first being mailed to shareholders on or about **April 18, 2016.**

These securities have not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The shares offered by this Prospectus/Proxy Statement are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. An investment in Calvert Equity Portfolio involves investment risk, including possible loss of your original investment.

TABLE OF CONTENTS

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SYNOPSIS

This section summarizes the primary features and consequences of each Reorganization. It may not contain all of the information that is important to you. To understand the Reorganizations, you should read this entire Prospectus/Proxy Statement and the Exhibits.

This Synopsis is qualified in its entirety by reference to the additional information contained elsewhere in this Prospectus/Proxy Statement, the respective Prospectuses and Statements of Additional Information relating to the Funds, and each Agreement and Plan of Reorganization (each, a "Reorganization Plan"), which is attached to this Prospectus/Proxy Statement as <u>Exhibit A</u>, <u>Exhibit B</u> and <u>Exhibit C</u>.

Reasons for the Reorganizations. The CSIF Board believes that the Large Cap Core Reorganization would be in the best interest of Large Cap Core shareholders, and the CSF Board believes that the Global Value Reorganization and Global Equity Income Reorganization would be in the best interest of Global Value shareholders and Global Equity Income shareholders, respectively. In reaching these decisions, the Boards considered the terms and conditions of the applicable Reorganization Plan and the following factors, among others:

1. The relatively small size of each Merging Fund and the likelihood that it will not increase substantially in size in the foreseeable future;

2. Following the applicable Reorganization, the shareholders of each Merging Fund will remain invested in an open-end portfolio with a substantially larger asset base;

3. Each class of shares of the Pro Forma Combined Fund (as shown in the section entitled "Expense Comparison") has a lower expense ratio than the current expense ratio of the corresponding class of each Merging Fund;

4. The likelihood that shareholders of each Merging Fund, as part of a larger portfolio, may benefit over time from further reductions in overall operating expenses per share on a pro forma basis as a result of certain economies of scale expected after the Reorganizations;

5. With respect to each Reorganization, the investment objective, principal investment strategies, and principal risks of the Acquiring Fund and the Merging Fund are ~~comparable;~~<u>comparable because each Fund invests primarily in equity securities;</u>

6. With respect to each Reorganization, the performance history of the Acquiring Fund is better than the performance history of the Merging Fund on both an absolute basis and on a relative basis compared to each Fund's peers;

7. Each Merging Fund and the Acquiring Fund have the same investment advisor;

8. The anticipated tax-free nature of the exchanges contemplated by each Reorganization for federal income tax purposes; and

9. Shareholders of each Merging Fund will not experience any dilution in the value of their investment as a result of the applicable Reorganization.

For the reasons described in this Prospectus/Proxy Statement, the CSIF Board and the Trustees on that Board who are not "interested persons" within the meaning of Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act") (the "Independent Trustees"), concluded that the Large Cap Core Reorganization would be in the best interest of Large Cap Core shareholders and that the interests of the existing Large Cap Core shareholders will not be diluted as a result of that Reorganization, and the CSF Board and the Independent Trustees on that Board concluded that the Global Value Reorganization and the Global Equity Income Reorganization would be in the best interest of Global Value shareholders and Global Equity Income shareholders, respectively, and that the interests of the existing Global Value shareholders and Global Equity Income shareholders will not be diluted as a result of the applicable Reorganization. Accordingly, each Reorganization has been approved by the applicable Board and Independent Trustees, in separate votes, and they recommend shareholder approval of the Reorganizations. **Subject to shareholder approval, each Reorganization is expected to be completed on or about June 24, 2016.**

The CSIF Board and the Independent Trustees on that Board also approved each Reorganization on behalf of Calvert Equity Portfolio. The Trustees considered, among other things, the terms and conditions of each Reorganization Plan, the opportunity to add assets to Calvert Equity Portfolio, and their expectation that each Reorganization will constitute a tax-free reorganization and that the interests of shareholders would not be diluted as a result of the transaction. Thus, the Board and the Independent Trustees concluded that each Reorganization would be in the best interest of the shareholders of Calvert Equity Portfolio and approved the Reorganizations. The votes of the shareholders of Calvert Equity Portfolio are not being solicited in connection with the Reorganization because their approval or consent is not required.

Reorganization Plans. The CSIF Board and CSF Board has authorized CSIF and CSF, respectively, to enter into Reorganization Plans in order to consummate the Reorganizations. Each Reorganization Plan provides for the following:

- The transfer of all the assets of the applicable Merging Fund to the Calvert Equity Portfolio in exchange for Class A, Class C, Class I, and Class Y shares of the Calvert Equity Portfolio and the assumption by the Calvert Equity Portfolio of the liabilities of the applicable Merging Fund;

- Following the transfer, those shares of Calvert Equity Portfolio will be distributed respectively to the holders of Class A, Class C, Class I and Class Y shares of the applicable Merging Fund as of the Closing Date in liquidation of that Merging Fund, and that Merging Fund will be dissolved; and

- As a result of the proposed transactions, each shareholder of the applicable Merging Fund as of the Closing Date will receive that number of full and fractional Class A, Class C, Class I or Class Y shares of Calvert Equity Portfolio having a total net asset value equal to the aggregate value of that shareholder's corresponding class of shares of that Merging Fund as of the close of the New York Stock Exchange ("NYSE") on the Valuation Date (as defined below).

The total value of your interest in each Merging Fund will be the same as the total value of your interest in Calvert Equity Portfolio immediately after the Reorganization.

The material terms of each Reorganization Plan are described in greater detail in the section entitled "Information About Each Reorganization" below.

Tax Consequences. Pursuant to each Reorganization Plan, as a condition to closing the Reorganization described therein, the applicable Merging Fund and the Acquiring Fund shall have received an opinion of counsel that, while the matter is not entirely free from doubt, for federal income tax purposes no gain or loss will be recognized by it or its shareholders as a result of the Reorganization. The tax basis of Calvert Equity Portfolio shares received by a shareholder as of the Valuation Date will be the same as the tax basis of that shareholder's Merging Fund shares. In addition, the tax basis of the assets of each Merging Fund in the hands of Calvert Equity Portfolio as a result of the Reorganization will be the same as the tax basis of such assets in the hands of the applicable Merging Fund prior to the Reorganization.

If the Reorganization takes place, Calvert Equity Portfolio will be constrained in the extent to which it can use any capital loss carryforwards of each Merging Fund. See "Information About Each Reorganization — Effect of the Reorganization on Capital Loss Carryforwards" below.

Overview of Funds Subject to the Reorganizations. Large Cap Core and Calvert Equity Portfolio are separate series of CSIF and Global Value and Global Equity Income are separate series of CSF. CSIF is an open-end management investment company that is organized as a Massachusetts business trust and registered under the 1940 Act. CSF is an open-end management investment company that is organized as a Maryland business trust and registered under the 1940 Act. Each Fund is a diversified portfolio and offers Class A, Class C, Class I and Class Y shares.

Calvert Investment Management, Inc. ("CIM" or the "Advisor") serves as the investment advisor for the Funds. Calvert Equity Portfolio is subadvised by Atlanta Capital Management Company, LLC.

As of January 31, 2016, the net assets of each Fund were as follows:

Merging Fund	Net Assets	Acquiring Fund	Net Assets
Large Cap Core	~~$96,000,000~~$101,087,226	Calvert Equity Portfolio	$2,~~022,000,000~~109,063,902
Global Value	~~$112,000,000~~$115,127,404		
Global Equity Income	~~$37,000,000~~$39,485,366		

Investment Objectives and Principal Investment Strategies. Each Fund has an investment objective and certain principal investment strategies that are employed by the Fund's portfolio managers. For a more detailed description of the investment techniques used by a Fund, see the applicable Fund's Prospectus and the CSIF SAI or CSF SAI, as applicable.

LARGE CAP CORE ➔ CALVERT EQUITY PORTFOLIO

Investment Objectives. Each Fund seeks capital appreciation by investing in equity securities. The following chart sets forth the specific investment objective of each Fund.

INVESTMENT OBJECTIVE	
(Merging Fund)	*(Acquiring Fund)*
Large Cap Core	**Calvert Equity Portfolio**
The Fund seeks to provide a total return which exceeds the total return of the Russell 1000 Index over a market cycle.	The Fund seeks growth of capital through investment in stocks believed to offer opportunities for potential capital appreciation.

Principal Investment Strategies. Large Cap Core normally invests at least 80% of its net assets, including borrowings for investment purposes, in the equity securities (common stock) of large capitalization companies whose market capitalization falls within the range of the Russell 1000 Index at the time of investment. Large Cap Core may also invest in mid-cap and small-cap companies and may invest up to 25% of its net assets in foreign securities. Calvert Equity Portfolio normally invests at least 80% of its net assets, including borrowings for investment purposes, in equity securities (common stock). Calvert Equity Portfolio primarily invests in common stocks of U.S. large cap companies whose market capitalization falls within the range of the Russell 1000 Index at the time of investment, but it may also invest in mid-cap stocks and may invest up to 25% of its net assets in foreign stocks.

Large Cap Core utilizes an investment process that seeks to add value by using the Advisor's fundamental, quantitative, and macro-economic research and analyses while integrating the Advisor's proprietary views on material environmental, social and governance ("ESG") information as part of its risk and opportunity assessment. The Subadvisor of Calvert Equity Portfolio looks for established companies with a history of steady earnings growth and selects companies based on its opinion that the company has the ability to sustain growth through high profitability and that the stock is favorably priced with respect to those growth expectations.

The investment universe for each Fund is established by applying the Calvert Principles for Responsible Investment. In conjunction with Calvert's financial analysis, Calvert's comprehensive responsible investment principles guide investment research processes and decision-making. The principles, which include the Advisor's proprietary assessment of critical ESG issues, are applied across industries and to specific companies in order to inform the Advisor's view of risk and opportunity factors that may affect investment performance.

The material differences between the principal investment strategies of Large Cap Core and Calvert Equity Portfolio are as follows:

(i) *Growth Investing*. The Advisor uses fundamental, quantitative, and macro-economic research and analyses to identify both growth and value stocks for investment and does not seek to invest predominantly in either type of stock. Large Cap Core is situated in the Large Cap Blend Morningstar style box. The Subadvisor of the Calvert Equity Portfolio seeks to identify growth stocks for investment and is situated in the Large Cap Growth Morningstar style box.

(ii) *Small Cap Stocks*. Large Cap Core may invest a portion of its assets in small cap stocks. Small cap stocks have the potential to generate faster rates of growth than large cap stocks, but the market prices of small cap stocks may be more volatile than the prices of large cap stocks. Calvert Equity Portfolio does not invest in small cap stocks.

(iii) *Benchmarks*. Large Cap Core and Calvert Equity Portfolio are actively managed funds that seek to outperform different benchmarks. Large Cap Core seeks to outperform the Russell 1000 Index, while Calvert Equity Portfolio seeks to outperform the Russell 1000 Growth Index.

The Russell 1000 Index is an unmanaged index of common stocks that comprises approximately 90 percent of the market capitalization of all listed U.S. stocks. The index seeks to measure the performance of the large capitalization sector of the U.S. equity markets. As of December 31, 2015, the market capitalization of the Russell 1000 Index companies ranged from $380 million to $587.2 billion with a weighted average level of $124.2 billion.

The Russell 1000 Growth Index is an unmanaged index of common stocks that measures the performance of the growth segment of the Russell 1000 Index. The Russell 1000 Growth Index includes those companies in the Russell 1000 Index that have higher price-to-book ratios and higher expected earnings growth rates. As of December 31, 2015, the market capitalization of the Russell 1000 Growth Index companies ranged from $717 million to $583.6 billion with a weighted average level of $137.4 billion.

Prior to December 10, 2015, the benchmark of the Calvert Equity Portfolio was the Standard & Poor's ("S&P") 500 Index Portfolio. The Fund changed its benchmark to the Russell 1000 Growth Index because the Advisor believes that Index is more representative of the investment approach used to manage the Fund. The S&P 500 Index is an unmanaged index comprised of large capitalization common stocks of U.S. companies that aims to include the top 75% of the value of the domestic equity markets. As of December 31, 2015, the market capitalization of the S&P 500 Index companies ranged from $1.8 billion to $583.6 billion with a weighted aerage level of $139.2 billion.

Each Index is market-capitalization weighted, which means that companies whose securities have larger market capitalizations will contribute more to the Index's value than companies whose securities have smaller market capitalizations.

Fund Turnover. Each Fund pays transaction costs, such as commissions, when it buys and sells securities ("turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the "Example", affect the Fund's performance. During the fiscal year ended September 30, 2015, Large Cap Core and Calvert Equity Portfolio had portfolio turnover rates of 17% and 37%, respectively, in each case based on the portfolio's average value.

Sale of Merging Fund Securities. It is expected that the Large Cap Core Reorganization would result in the liquidation of approximately 80 percent of the portfolio securities of Large Cap Core. These portfolio securities have an approximate value of $77.1 million based on the net assets of Large Cap Core as of February 1, 2016. It is expected that the sale of these securities will result in an aggregate capital loss of approximately $2,060,000 or about $0.36 per share. These sale proceeds would then be reinvested in portfolio securities that satisfy the investment objective and principal investment strategies of Calvert Equity Portfolio. Transaction costs will be incurred as a result of the liquidation of these portfolio securities and the acquisition of replacement portfolio securities. These transaction costs, which are estimated to be approximately $49,400, will ultimately be borne by shareholders in either Large Cap Core or Calvert Equity Portfolio.

GLOBAL VALUE   ➜   CALVERT EQUITY PORTFOLIO

Investment Objectives. Each Fund seeks capital appreciation by investing in equity securities. The following chart sets forth the specific investment objective of each Fund.

INVESTMENT OBJECTIVE	
(Merging Fund)	*(Acquiring Fund)*
Global Value	**Calvert Equity Portfolio**
The Fund seeks long-term capital appreciation.	The Fund seeks growth of capital through investment in stocks believed to offer opportunities for potential capital appreciation.

Principal Investment Strategies. The Advisor of Global Value seeks to identify common stocks of companies it believes are significantly undervalued compared to their perceived worth or prospects, historical valuations or the general market level of valuation. Value companies tend to have stock prices that are low relative to their earnings, dividends, assets or other financial measures, and may include companies that are temporarily out of favor with the market or which may have experienced adverse business developments, but have the potential for growth. In selecting securities for Global Value, the Advisor primarily uses a bottom-up investment approach focused on fundamental, quantitative, macroeconomic, and ESG analysis of securities in a number of different sectors and industries, in light of an issuer's current financial condition and industry position, as well as the market, political and regulatory environment. Factors considered in assessing a company's valuation and prospects may include analysis of growth and earnings dynamics, earnings quality, free cash flows, market sentiment, use of capital, ESG factors, favorable supply/demand conditions for key products or businesses, competitive position in the marketplace, and quality of management. The Subadvisor of Calvert Equity Portfolio looks for established companies with a history of steady earnings growth and selects companies based on its opinion that the company has the ability to sustain growth through high profitability and that the stock is favorably priced with respect to those growth expectations.

Global Value will normally invest at least 40% of its assets in foreign securities or, if the Advisor determines conditions are not favorable, it will invest at least 30% of its assets in foreign securities, including depositary receipts (American Depositary Receipts ("ADRs") and Global Depositary Receipts ("GDRs")). Global Value will normally invest in companies located in at least three countries outside of the U.S. and does not intend to invest more than 20% of its assets in securities of issuers located in emerging market countries. Calvert Equity Portfolio may invest up to 25% of its net assets in foreign securities. Although Global Value may enter into forward currency contracts or currency futures contracts to hedge foreign currency exposure it has not previously utilized this investment strategy. Calvert Equity Portfolio typically does not invest in foreign securities or hedge currency exposure.

Global Value does not have any restrictions on the market capitalization of the companies in which it invests, but it invests primarily in mid- and large-cap companies. Calvert Equity Portfolio primarily invests in common stocks of large cap companies whose market capitalization falls within the range of the Russell 1000 Index at the time of investment, but it may also invest in mid-cap stocks.

Each Fund invests in common stock issued by companies. Global Value also invests in preferred stock, trust preferred securities, and convertible securities. Calvert Equity Portfolio normally invests at least 80% of its net assets, including borrowings for investment purposes, in equity securities.

The investment universe for each Fund is established by applying the Calvert Principles for Responsible Investment. In conjunction with Calvert's financial analysis, Calvert's comprehensive responsible investment principles guide investment research processes and decision-making. The principles, which include the Advisor's proprietary assessment of critical ESG issues, are applied across industries and to specific companies in order to inform the Advisor's view of risk and opportunity factors that may affect investment performance.

The material differences between the principal investment strategies of Global Value and Calvert Equity Portfolio are as follows:

(i) *Growth Versus Value Investing*. The Advisor of Global Value seeks to identify common stocks of companies it believes are significantly undervalued compared to their perceived worth or prospects, historical valuations or the general market level of valuation. Global Value is situated in the Large Cap Value Morningstar style box.

The Subadvisor of the Calvert Equity Portfolio seeks to identify growth stocks for investment and is situated in the Large Cap Growth Morningstar style box.

(ii) *Foreign Securities*. Global Value will normally invest at least 40% of its assets in foreign securities or, if the Advisor determines conditions are not favorable, it will invest at least 30% of its assets in foreign securities. Global Value will normally invest in companies located in at least three countries other than the U.S.

Calvert Equity may invest up to 25% of its net assets in foreign securities.

Each Fund may purchase foreign securities directly on foreign markets as well as ADRs and GDRs, which are receipts that evidence ownership of foreign securities. ADRs are dollar-denominated and trade in the U.S. on exchanges or over-the-counter, while GDRs are denominated in foreign currencies and trade on exchanges in multiple countries outside the issuer's domicile.

(iii) *Emerging Markets*. Global Value may invest in issuers located in emerging market countries, but does not intend to invest more than 20% of its asset in those issuers.

Calvert Equity Portfolio typically does not invest in issuers located in emerging market countries.

(iv) *Preferred Stocks*. Global Value may purchase preferred stocks. Holders of preferred stock have a higher claim on the assets and earnings of the issuing company than holders of that company's common stock. Preferred shares generally have a dividend that must be paid before any dividends are paid to common shareholders and preferred shares frequently do not have any voting rights. The dividends on preferred stocks are generally greater than those of common stock, are typically paid at regular intervals, and are often guaranteed so that if a company misses the payment of a preferred stock dividend it will be required to pay it in the future when funds are available to make the payment. By contrast, dividends on common stock are typically only paid if approved by the company's board of directors. As a result, the price of a company's preferred stock may fluctuate less than the price of its common stock.

Calvert Equity Portfolio typically does not purchase preferred stock.

(v) *Trust Preferred Securities*. Global Value may purchase trust preferred securities, which are preferred stocks issued by a special purpose trust subsidiary backed by subordinated debt of the corporate parent. These securities typically bear a market rate coupon comparable to interest rates on the debt of a similarly rated company. Trust preferred securities are generally senior in claim to standard preferred stock but junior to bondholders. Trust preferred securities may have varying maturity dates, at times in excess of 30 years, or may have no specified maturity date. Dividend payments on trust preferred securities generally coincide with interest payments on the underlying subordinated debt. Trust preferred securities generally have a yield advantage over traditional preferred stocks.

Calvert Equity Portfolio typically does not purchase trust preferred securities.

(vi) *Convertible Securities*. Global Value may purchase convertible securities, which are bonds, debentures, notes, preferred stock or other securities that may be converted into or exchanged for a prescribed amount of common stock of the same or a different issuer within a particular time period at a specified price or formula. A convertible security entitles the holder to receive the interest paid or accrued on debt or the dividend paid on a preferred stock until the convertible security matures or is redeemed, converted or exchanged. Before conversion or exchange, such securities ordinarily provide a stream of income with generally higher yields than common stocks of the same or similar issuers, but lower than the yield on non-convertible debt. The price of convertible securities will normally fluctuate in some proportion to changes in the price of the asset into which it can be converted.

6

Calvert Equity Portfolio typically does not purchase convertible securities.

(vii) *Benchmarks*. Global Value and Calvert Equity Portfolio are actively managed funds that seek to outperform different benchmarks. Global Value seeks to outperform the MSCI World Index, while Calvert Equity Portfolio seeks to outperform the Russell 1000 Growth Index.

The MSCI World Index is an unmanaged index of common stocks that includes large- and mid-cap companies across 23 developed markets, including Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the UK and the US. The index captures approximately 85% of the free float-adjusted market capitalization in each country. As of December 31, 2015, the market capitalization of the MSCI World Index companies ranged from $1.3 billion to $583.6 billion with a weighted average level of $99.5 billion.

Prior to October 1, 2015 the Global Value Fund was named the Calvert Large Cap Value Fund and employed a primarily large-cap domestic U.S. mandate, which is reflected in the Fund's historical returns through that date. The Fund's benchmark during that period was the Russell 1000 Value Index. The Russell 1000 Value Index is an unmanaged index of common stocks that measures the performance of the value segment of the Russell 1000 Index. The Russell 1000 Value Index includes those companies in the Russell 1000 Index that have lower price-to-book ratios and lower expected earnings growth rates. As of December 31, 2015, the market capitalization of the Russell 1000 Value Index companies ranged from $380 million to $583.6 billion with a weighted average level of $109.5 billion.

The Russell 1000 Growth Index is an unmanaged index of common stocks that measures the performance of the growth segment of the Russell 1000 Index. The Russell 1000 Growth Index includes those companies in the Russell 1000 Index that have higher price-to-book ratios and higher expected earnings growth rates. As of December 31, 2015, the market capitalization of the Russell 1000 Growth Index companies ranged from $717 million to $583.6 billion with a weighted average level of $137.4 billion.

Prior to December 10, 2015, the benchmark of the Calvert Equity Portfolio was the Standard & Poor's ("S&P") 500 Index Portfolio. The Fund changed its benchmark to the Russell 1000 Growth Index because the Advisor believes that Index is more representative of the investment approach used to manage the Fund. The S&P 500 Index is an unmanaged index comprised of large capitalization common stocks of U.S. companies that aims to include the top 75% of the value of the domestic equity markets. As of December 31, 2015, the market capitalization of the S&P 500 Index companies ranged from $1.8 billion to $583.6 billion with a weighted average level of $139.2 billion.

Each Index discussed above is market-capitalization weighted, which means that companies whose securities have larger market capitalizations will contribute more to the Index's value than companies whose securities have smaller market capitalizations.

Fund Turnover. Each Fund pays transaction costs, such as commissions, when it buys and sells securities ("turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the "Example", affect the Fund's performance. During the fiscal year ended September 30, 2015, Global Value and Calvert Equity Portfolio had portfolio turnover rates of 35% and 37%, respectively, in each case based on the portfolio's average value.

Sale of Merging Fund Securities. It is expected that the Global Value Reorganization would result in the liquidation of approximately 85 percent of the portfolio securities of Global Value. These portfolio securities have an approximate value of $94.4 million based on the net assets of Global Value as of February 1, 2016. It is expected that the sale of these securities will result in aggregate capital gains of approximately $7,650,000 or about $3.70 per share. These sale proceeds would then be reinvested in portfolio securities that satisfy the investment objective and principal investment strategies of Calvert Equity Portfolio. Transaction costs will be incurred as a result of the liquidation of these portfolio securities and the acquisition of replacement portfolio securities. These transaction costs, which are estimated to be approximately $94,400, will ultimately be borne by shareholders in either Global Value or Calvert Equity Portfolio.

GLOBAL EQUITY INCOME ➔ CALVERT EQUITY PORTFOLIO

Investment Objectives. Each Fund seeks growth of capital by investing in equity securities. The following chart sets forth the specific investment objective of each Fund.

INVESTMENT OBJECTIVE	
(Merging Fund)	*(Acquiring Fund)*
Global Equity Income	**Calvert Equity Portfolio**
The Fund seeks high current income and competitive total return.	The Fund seeks growth of capital through investment in stocks believed to offer opportunities for potential capital appreciation.

Principal Investment Strategies. The Advisor of Global Equity Income seeks to invest primaily in dividend-paying equity securities of companies that are trading at a discount to their intrinsic value and that are attractively priced relative to their earnings, dividends, assets or other financial measures, which may include companies that are temporarily out of favor. In selecting securities for Global Equity Income, the Advisor primarily uses a bottom-up investment approach focused on fundamental, quantitative, macroeconomic, and ESG analysis of securities in a number of different sectors and industries, in light of an issuer's current financial condition and industry position, as well as the market, political and regulatory environment. Factors considered in assessing a company's valuation and prospects may include analysis of growth and earnings dynamics, earnings quality, free cash flows, market sentiment, use of capital, ESG factors, favorable supply/demand conditions for key products or businesses, competitive position in the marketplace, and quality of management. The Subadvisor of Calvert Equity Portfolio looks for established companies with a history of steady earnings growth and selects companies based on its opinion that the company has the ability to sustain growth through high profitability and that the stock is favorably priced with respect to those growth expectations.

Global Equity Income will invest at least 40% of its assets in foreign securities or, if the Advisor determines conditions are not favorable, it will invest at least 30% of its assets in foreign securities, including depositary receipts (American Depositary Receipts ("ADRs") and Global Depositary Receipts ("GDRs")). Global Equity Income will normally invest in companies located in at least three countries outside of the U.S. and does not intend to invest more than 20% of its assets in securities of issuers located in emerging market countries. Calvert Equity Portfolio may invest up to 25% of its net assets in foreign securities. Although Global Equity Income may enter into forward currency contracts or currency futures contracts to hedge foreign currency exposure it has not previously utilized this investment strategy. Calvert Equity Portfolio typically does not invest in foreign securities or hedge currency exposure.

Global Equity Income does not have any restrictions on the market capitalization of the companies in which it invests, but it invests primarily in mid- and large-cap companies. Calvert Equity Portfolio primarily invests in common stocks of large cap companies whose market capitalization falls within the range of the Russell 1000 Index at the time of investment, but it may also invest in mid-cap stocks.

Each Fund invests in common stock issued by companies and normally invests at least 80% of its net assets, including borrowings for investment purposes, in equity securities. Global Equity Income also invests in preferred stock, trust preferred securities, and convertible securities, and may invest up to 20% of its net assets in debt securities including below-investment grade, high-yield debt securities (commonly known as "junk bonds"). A debt security is below-investment grade when assigned a credit quality rating below BBB- by Standard & Poor's Rating Services or an equivalent rating by another nationally recognized statistical rating organization ("NRSRO"), or if unrated, considered to be of comparable credit quality by the Fund's Advisor.

The investment universe for each Fund is established by applying the Calvert Principles for Responsible Investment. In conjunction with Calvert's financial analysis, Calvert's comprehensive responsible investment principles guide investment research processes and decision-making. The principles, which include the Advisor's proprietary assessment of critical ESG issues, are applied across industries and to specific companies in order to inform the Advisor's view of risk and opportunity factors that may affect investment performance.

The material differences between the principal investment strategies of Global Equity Income and Calvert Equity Portfolio are as follows:

(i)   *Growth Versus Value Investing*. The Advisor of Global Equity Income seeks to invest primaily in dividend-paying equity securities of companies that are trading at a discount to their intrinsic value and that are attractively priced relative to their earnings, dividends, assets or other financial measures, which may include companies that are temporarily out of favor. Global Equity Income is situated in the Large Cap Value Morningstar style box.

The Subadvisor of the Calvert Equity Portfolio seeks to identify growth stocks for investment and is situated in the Large Cap Growth Morningstar style box.

(ii)   *Foreign Securities*. Global Equity Income will normally invest at least 40% of its assets in foreign securities or, if the Advisor determines conditions are not favorable, it will invest at least 30% of its assets in foreign securities. Global Equity Income will normally invest in companies located in at least three countries other than the U.S.

Calvert Equity Portfolio may invest up to 25% of its net assets in foreign securities.

Each Fund may purchase foreign securities directly on foreign markets as well as ADRs and GDRs, which are receipts that evidence ownership of foreign securities. ADRs are dollar-denominated and trade in the U.S. on exchanges or over-the-counter, while GDRs are denominated in foreign currencies and trade on exchanges in multiple countries outside the issuer's domicile.

(iii) *Emerging Markets*. Global Equity Income may invest in issuers located in emerging market countries, but does not intend to invest more than 20% of its asset in those issuers.

Calvert Equity Portfolio typically does not invest in issuers located in emerging market countries.

(iv)   *Dividend-Paying Stocks*. Global Value may purchase stocks of companies that pay dividends. Dividends provide investors with an income stream and can cushion the impact of declining stock prices.

Calvert Equity Portfolio invests predominantly in growth stocks and does not utilize a portfolio management strategy that emphasizes investing in dividend-paying stocks.

(v)   *Preferred Stocks*. Global Equity Income may purchase preferred stocks. Holders of preferred stock have a higher claim on the assets and earnings of the issuing company than holders of that company's common stock. Preferred shares generally have a dividend that must be paid before any dividends are paid to common shareholders and preferred shares frequently do not have any voting rights. The dividends on preferred stocks are generally greater than those of common stock, are typically paid at regular intervals, and are often guaranteed so that if a company misses the payment of a preferred stock dividend it will be required to pay it in the future when funds are available to make the payment. By contrast, dividends on common stock are typically only paid if approved by the company's board of directors. As a result, the price of a company's preferred stock may fluctuate less than the price of its common stock.

Calvert Equity Portfolio typically does not purchase preferred stock.

(v)   *Trust Preferred Securities*. Global Equity Income may purchase trust preferred securities, which are preferred stocks issued by a special purpose trust subsidiary backed by subordinated debt of the corporate parent. These securities typically bear a market rate coupon comparable to interest rates on the debt of a similarly rated company. Trust preferred securities are generally senior in claim to standard preferred stock but junior to bondholders. Trust preferred securities may have varying maturity dates, at times in excess of 30 years, or may have no specified maturity date. Dividend payments on trust preferred securities generally coincide with interest payments on the underlying subordinated debt. Trust preferred securities generally have a yield advantage over traditional preferred stocks.

Calvert Equity Portfolio typically does not purchase trust preferred securities.

(vi) *Convertible Securities*. Global Equity Income may purchase convertible securities, which are bonds, debentures, notes, preferred stock or other securities that may be converted into or exchanged for a prescribed amount of common stock of the same or a different issuer within a particular time period at a specified price or formula. A convertible security entitles the holder to receive the interest paid or accrued on debt or the dividend paid on a preferred stock until the convertible security matures or is redeemed, converted or exchanged. Before conversion or exchange, such securities ordinarily provide a stream of income with generally higher yields than common stocks of the same or similar issuers, but lower than the yield on non-convertible debt. The price of convertible securities will normally fluctuate in some proportion to changes in the price of the asset into which it can be converted.

Calvert Equity Portfolio typically does not purchase convertible securities.

(viii) *Fixed Income Securities*. Global Equity Income may invest in fixed income securities, the terms of which typically require the borrower to make quarterly or semi-annual coupon payments and to repay the par amount of the security on the final payment date. Fixed income securities have priority over common stock in the event of bankruptcy.

Calvert Equity Portfolio does not invest in fixed income securities.

(ix) *Benchmarks*. Global Equity Income and Calvert Equity Portfolio are actively managed funds that seek to outperform different benchmarks. Global Equity Income seeks to outperform the MSCI World Index, while Calvert Equity Portfolio seeks to outperform the Russell 1000 Growth Index.

The MSCI World Index is an unmanaged index of common stocks that includes large- and mid-cap companies across 23 developed markets, including Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the UK and the US. The index captures approximately 85% of the free float-adjusted market capitalization in each country. As of December 31, 2015, the market capitalization of the MSCI World Index companies ranged from $1.3 billion to $583.6 billion with a weighted average level of $99.5 billion.

Prior to October 1, 2015 Global Equity Income was named the Calvert Equity Income Fund and employed a primarily large-cap domestic U.S. mandate, which is reflected in the Fund's historical returns through that date. The Fund's benchmark during that period was the Russell 1000 Value Index. The Russell 1000 Value Index is an unmanaged index of common stocks that measures the performance of the value segment of the Russell 1000 Index. The Russell 1000 Value Index includes those companies in the Russell 1000 Index that have lower price-to-book ratios and lower expected earnings growth rates. As of December 31, 2015, the market capitalization of the Russell 1000 Value Index companies ranged from $380 million to $583.6 billion with a weighted average level of $109.5 billion.

The Russell 1000 Growth Index is an unmanaged index of common stocks that measures the performance of the growth segment of the Russell 1000 Index. The Russell 1000 Growth Index includes those companies in the Russell 1000 Index that have higher price-to-book ratios and higher expected earnings growth rates. As of December 31, 2015, the market capitalization of the Russell 1000 Growth Index companies ranged from $717 million to $583.6 billion with a weighted average level of $137.4 billion.

Prior to December 10, 2015, the benchmark of the Calvert Equity Portfolio was the Standard & Poor's ("S&P") 500 Index Portfolio. The Fund changed its benchmark to the Russell 1000 Growth Index because the Advisor believes that Index is more representative of the investment approach used to manage the Fund. The S&P 500 Index is an unmanaged index comprised of large capitalization common stocks of U.S. companies that aims to include the top 75% of the value of the domestic equity markets. As of December 31, 2015, the market capitalization of the S&P 500 Index companies ranged from $1.8 billion to $583.6 billion with a weighted average level of $139.2 billion.

Each Index discussed above is market-capitalization weighted, which means that companies whose securities have larger market capitalizations will contribute more to the Index's value than companies whose securities have smaller market capitalizations.

Fund Turnover. Each Fund pays transaction costs, such as commissions, when it buys and sells securities ("turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the "Example", affect the Fund's performance. During the fiscal year ended September 30, 2015, Global Equity Income and Calvert Equity Portfolio had portfolio turnover rates of 14% and 37%, respectively, in each case based on the portfolio's average value.

Sale of Merging Fund Securities. It is expected that the Global Equity Income Reorganization would result in the liquidation of approximately 89 percent of the portfolio securities of Global Equity Income. These portfolio securities have an approximate value of $32.4 million based on the net assets of Global Equity Income as of February 1, 2016. It is expected that the sale of these securities will result in an aggregate capital loss of approximately $1,380,000 or about $0.67 per share. These sale proceeds would then be reinvested in portfolio securities that satisfy the investment objective and principal investment strategies of Calvert Equity Portfolio. Transaction costs will be incurred as a result of the liquidation of these portfolio securities and the acquisition of replacement portfolio securities. These transaction costs, which are estimated to be approximately $35,400, will ultimately be borne by shareholders in either Global Equity Income or Calvert Equity Portfolio.

Fundamental Investment Restrictions. In addition to the objectives and strategies described above, each Fund has adopted certain fundamental investment restrictions, which may not be changed without the approval of the holders of a majority of the outstanding shares of that Fund. With respect to the Large Cap Core Reorganization, the fundamental investment restrictions of the Merging Fund and the Acquiring Fund are identical and are enumerated on page 20 of the CSIF SAI. With respect to the Global Value Reorganization and the Global Equity Income Reorganization, the fundamental investment restriction of the Merging Fund and the Acquiring Fund are identical in all respects, except that (i) each Merging Fund is expressly authorized to invest in financial futures and the Acquiring Fund does not have the benefit of such express authorization, and (ii) each Fund may not underwrite securities of other issuers, except to the extent that an underwriting may be deemed to have occurred as a result of, in the case of the Merging Funds, a Fund's purchase of obligations either directly from the issuer or from an underwriter for an issuer, and, in the case of the Acquiring Fund, the disposition of that Fund's portfolio securities. The CSF Fundamental Investment Restrictions are enumerated on pages 12 and 13 of the CSF SAI.

Principal Risks of the Funds. An investment in each Fund entails investment risk. Shareholders could lose money on their investment in each Fund, or each Fund could underperform, because of the principal risks described below.

LARGE CAP CORE ➜ CALVERT EQUITY PORTFOLIO	

PRINCIPAL RISKS	
Merging Fund	*Acquiring Fund*
Large Cap Core	**Calvert Equity Portfolio**
Management Risk. Individual investments of the Fund may not perform as expected, and the Fund's portfolio management practices may not achieve the desired result.	
Stock Market Risk. The market prices of stocks held by the Fund may fall.	
Common Stock Risk. Although common stocks have a history of long-term growth in value, their prices fluctuate based on changes in a company's financial condition, on overall market and economic conditions, and on investors' perception of a company's well-being.	
Large Cap Company Risk. Large-cap companies may be unable to respond quickly to new competitive challenges such as changes in technology, and also may not be able to attain the high growth rate of successful smaller companies, especially during extended periods of economic expansion.	
Small-Cap and Mid-Cap Company Risk. Prices of small-cap and mid-cap stocks can be more volatile than those of larger, more established companies. Small-cap and mid-cap companies are more likely to have more limited product lines, fewer capital resources and less depth of management than larger companies.	*Mid-Cap Company Risk.* Prices of mid-cap stocks can be more volatile than those of larger, more established companies. Mid-cap companies are more likely to have more limited product lines, fewer capital resources and less depth of management than larger companies.
The Fund has no similar principal risk.	*Growth Company Risk.* Prices of growth company securities may fall more than the overall equity markets due to changing economic, political or market conditions or disappointing growth company earnings results. Growth stocks also generally lack the dividends of some value stocks that can cushion stock prices in a falling market.
Foreign Securities Risk. Investing in foreign securities involves additional risks relating to political, social, and economic developments abroad. Other risks result from differences between regulations that apply to U.S. and foreign issuers and markets, and the potential for foreign markets to be less liquid and more volatile than U.S. markets.	
Foreign Currency Risk. Securities that trade or are denominated in currencies other than the U.S. dollar may be adversely affected by fluctuations in currency exchange rates. When the U.S. dollar strengthens relative to a foreign currency, the U.S. dollar value of an investment denominated in that currency will typically fall.	
Responsible Investing Risk. Investing primarily in responsible investments carries the risk that, under certain market conditions, the Fund may underperform funds that do not utilize a responsible investment strategy. The application of responsible investment principles may affect the Fund's exposure to certain sectors or types of investments and may impact the Fund's relative investment performance depending on whether such sectors or investments are in or out of favor in the market. A company's ESG performance or the Advisor's assessment of a company's ESG performance may change over time, which could cause the Fund to temporarily hold securities that do not comply with the Fund's responsible investment principles. In evaluating a company, the Advisor is dependent upon information and data that may be incomplete, inaccurate or unavailable, which could cause the Advisor to incorrectly assess a company's ESG performance. Successful application of the Fund's responsible investment strategy will depend on the Advisor's skill in properly identifying and analyzing material ESG issues.	

PRINCIPAL RISKS	
Merging Fund	*Acquiring Fund*
Global Value	**Calvert Equity Portfolio**
Management Risk. Individual investments of the Fund may not perform as expected, and the Fund's portfolio management practices may not achieve the desired result.	
Stock Market Risk. The market prices of stocks held by the Fund may fall.	
Common Stock Risk. Although common stocks have a history of long-term growth in value, their prices fluctuate based on changes in a company's financial condition, on overall market and economic conditions, and on investors' perception of a company's well-being.	
Preferred Stock Risk. The market value of preferred stock generally decreases when interest rates rise and is affected by the issuer's ability to make payments on the preferred stock.	The Fund has no similar principal risk.
Convertible Securities Risk. The values of the convertible securities in which the Fund may invest will be affected by market interest rates, the risk that the issuer may default on interest or principal payments and the value of the underlying common stock into which these securities may be converted. Specifically, certain types of convertible securities may pay fixed interest and dividends, and their values may fall if interest rates rise and rise if market interest rates fall. Additionally, an issuer may have the right to buy back certain of the convertible securities at a time that is unfavorable to the Fund.	The Fund has no similar principal risk.
Trust Preferred Securities Risk. Trust preferred securities are preferred stocks issued by a special purpose trust subsidiary backed by subordinated debt of the corporate parent. Trust preferred securities are subject to unique risks, which include the fact that dividend payments will only be paid if interest payments on the underlying obligations are made, which interest payments are dependent on the financial condition of the parent corporation. There is also the risk that the underlying obligations, and thus the trust preferred securities, may be prepaid after a stated call date or as a result of certain tax or regulatory events, resulting in a lower yield to maturity.	The Fund has no similar principal risk.
Large Cap Company Risk. Large-cap companies may be unable to respond quickly to new competitive challenges such as changes in technology, and also may not be able to attain the high growth rate of successful smaller companies, especially during extended periods of economic expansion.	
Mid-Cap Company Risk. Prices of mid-cap stocks can be more volatile than those of larger, more established companies. Mid-cap companies are more likely to have more limited product lines, fewer capital resources and less depth of management than larger companies.	

Value Stock Risk. Value stocks may perform differently from the stock market as a whole. The price of a value stock may take an unexpectedly long time to reflect the portfolio manager's calculation of a stock's intrinsic value or may not appreciate as anticipated. The value-oriented investing approach may fall out of favor with investors from time to time, and during those periods the Fund may underperform other funds using different investment approaches.	*Growth Company Risk*. Prices of growth company securities may fall more than the overall equity markets due to changing economic, political or market conditions or disappointing growth company earnings results. Growth stocks also generally lack the dividends of some value stocks that can cushion stock prices in a falling market.
Foreign Securities Risk. Investing in foreign securities involves additional risks relating to political, social, and economic developments abroad. Other risks result from differences between regulations that apply to U.S. and foreign issuers and markets, and the potential for foreign markets to be less liquid and more volatile than U.S. markets. Foreign securities include ADRs and GDRs. Unsponsored ADRs involve additional risks because U.S. reporting requirements do not apply and the issuing bank will recover shareholder distribution costs from movement of share prices and payment of dividends.	*Foreign Securities Risk*. Investing in foreign securities involves additional risks relating to political, social, and economic developments abroad. Other risks result from differences between regulations that apply to U.S. and foreign issuers and markets, and the potential for foreign markets to be less liquid and more volatile than U.S. markets.
Foreign Currency Risk. Securities that trade or are denominated in currencies other than the U.S. dollar may be adversely affected by fluctuations in currency exchange rates. When the U.S. dollar strengthens relative to a foreign currency, the U.S. dollar value of an investment denominated in that currency will typically fall. GDRs can involve direct currency risk since, unlike ADRs, they may not be U.S. dollar-denominated. ADRs indirectly bear currency risk because they represent an interest in securities that are not denominated in U.S. dollars.	*Foreign Currency Risk*. Securities that trade or are denominated in currencies other than the U.S. dollar may be adversely affected by fluctuations in currency exchange rates. When the U.S. dollar strengthens relative to a foreign currency, the U.S. dollar value of an investment denominated in that currency will typically fall.
Derivatives Risk. Investing with derivatives, such as forward currency contracts and currency futures contracts, involves risks additional to those associated with investing directly in securities. The value of a derivative may not correlate to the value of the underlying instrument to the extent expected. Derivative transactions may be volatile, and can create leverage, which could cause the Fund to lose more than the amount of assets initially contributed to the transaction, if any.	The Fund has no similar principal risk.
Emerging Markets Risk. The risks of investing in emerging market securities are greater than those of investing in securities of developed foreign countries. These risks include volatile currency exchange rates, periods of high inflation, increased risk of default, greater social, economic and political uncertainty and instability, less governmental supervision and regulation of securities markets, weaker auditing and financial reporting standards, lack of liquidity in the markets, and the significantly smaller market capitalizations of emerging market issuers.	The Fund has no similar principal risk.

Responsible Investing Risk. Investing primarily in responsible investments carries the risk that, under certain market conditions, the Fund may underperform funds that do not utilize a responsible investment strategy. The application of responsible investment principles may affect the Fund's exposure to certain sectors or types of investments and may impact the Fund's relative investment performance depending on whether such sectors or investments are in or out of favor in the market. A company's ESG performance or the Advisor's assessment of a company's ESG performance may change over time, which could cause the Fund to temporarily hold securities that do not comply with the Fund's responsible investment principles. In evaluating a company, the Advisor is dependent upon information and data that may be incomplete, inaccurate or unavailable, which could cause the Advisor to incorrectly assess a company's ESG performance. Successful application of the Fund's responsible investment strategy will depend on the Advisor's skill in properly identifying and analyzing material ESG issues.

GLOBAL EQUITY INCOME  CALVERT EQUITY PORTFOLIO

PRINCIPAL RISKS	
Merging Fund	*Acquiring Fund*
Global Equity Income	**Calvert Equity Portfolio**
Management Risk. Individual investments of the Fund may not perform as expected, and the Fund's portfolio management practices may not achieve the desired result.	
Stock Market Risk. The market prices of stocks held by the Fund may fall.	
Dividend-Paying Stock Risk. The Fund's emphasis on dividend-paying stocks involves the risk that such stocks may fall out of favor with investors and underperform the market. Also, a company may reduce or eliminate its dividend, which may adversely affect the Fund's ability to generate income.	The Fund has no similar principal risk.
Large Cap Company Risk. Large-cap companies may be unable to respond quickly to new competitive challenges such as changes in technology, and also may not be able to attain the high growth rate of successful smaller companies, especially during extended periods of economic expansion.	
Mid-Cap Company Risk. Prices of mid-cap stocks can be more volatile than those of larger, more established companies. Mid-cap companies are more likely to have more limited product lines, fewer capital resources and less depth of management than larger companies.	
Common Stock Risk. Although common stocks have a history of long-term growth in value, their prices fluctuate based on changes in a company's financial condition, on overall market and economic conditions, and on investors' perception of a company's well-being.	
Preferred Stock Risk. The market value of preferred stock generally decreases when interest rates rise and is affected by the issuer's ability to make payments on the preferred stock.	The Fund has no similar principal risk.
Convertible Securities Risk. The values of the convertible securities in which the Fund may invest will be affected by market interest rates, the risk that the issuer may default on interest or principal payments and the value of the underlying common stock into which these securities may be converted. Specifically, certain types of convertible securities may pay fixed interest and dividends, and their values may fall if interest rates rise and rise if market interest rates fall. Additionally, an issuer may have the right to buy back certain of the convertible securities at a time that is unfavorable to the Fund.	The Fund has no similar principal risk.

Trust Preferred Securities Risk. Trust preferred securities are preferred stocks issued by a special purpose trust subsidiary backed by subordinated debt of the corporate parent. Trust preferred securities are subject to unique risks, which include the fact that dividend payments will only be paid if interest payments on the underlying obligations are made, which interest payments are dependent on the financial condition of the parent corporation. There is also the risk that the underlying obligations, and thus the trust preferred securities, may be prepaid after a stated call date or as a result of certain tax or regulatory events, resulting in a lower yield to maturity.	The Fund has no similar principal risk.
Value Stock Risk. Value stocks may perform differently from the stock market as a whole. The price of a value stock may take an unexpectedly long time to reflect the portfolio manager's calculation of a stock's intrinsic value or may not appreciate as anticipated. The value-oriented investing approach may fall out of favor with investors from time to time, and during those periods the Fund may underperform other funds using different investment approaches.	*Growth Company Risk.* Prices of growth company securities may fall more than the overall equity markets due to changing economic, political or market conditions or disappointing growth company earnings results. Growth stocks also generally lack the dividends of some value stocks that can cushion stock prices in a falling market.
Bond Market Risk. The market prices of bonds held by the Fund may fall.	The Fund has no similar principal risk.
Credit Risk. The credit quality of fixed-income securities may deteriorate, which could lead to default or bankruptcy where the issuer becomes unable to pay its obligations when due.	The Fund has no similar principal risk.
Interest Rate Risk. A change in interest rates may adversely affect the value of fixed-income securities. When interest rates rise, the value of fixed-income securities will generally fall. Longer-term securities are subject to greater interest rate risk.	The Fund has no similar principal risk.
Unrated Security Risk. Unrated securities may be less liquid than rated securities determined to be of comparable credit quality by the Advisor. When the Fund purchases unrated securities, it will depend on the Advisor's analysis of credit risk without the assessment of a nationally recognized statistical rating organization.	The Fund has no similar principal risk.
Junk Bond Risk. Investments in junk bonds can involve a substantial risk of loss. Junk bonds are considered to be speculative with respect to the issuer's ability to pay interest and principal. These securities, which are rated below investment grade, have a higher risk of issuer default, are subject to greater price volatility than investment grade securities and may be illiquid.	The Fund has no similar principal risk.

Foreign Securities Risk. Investing in foreign securities involves additional risks relating to political, social, and economic developments abroad. Other risks result from differences between regulations that apply to U.S. and foreign issuers and markets, and the potential for foreign markets to be less liquid and more volatile than U.S. markets. Foreign securities include ADRs and GDRs. Unsponsored ADRs involve additional risks because U.S. reporting requirements do not apply and the issuing bank will recover shareholder distribution costs from movement of share prices and payment of dividends.	*Foreign Securities Risk.* Investing in foreign securities involves additional risks relating to political, social, and economic developments abroad. Other risks result from differences between regulations that apply to U.S. and foreign issuers and markets, and the potential for foreign markets to be less liquid and more volatile than U.S. markets.
Foreign Currency Risk. Securities that trade or are denominated in currencies other than the U.S. dollar may be adversely affected by fluctuations in currency exchange rates. When the U.S. dollar strengthens relative to a foreign currency, the U.S. dollar value of an investment denominated in that currency will typically fall. GDRs can involve direct currency risk since, unlike ADRs, they may not be U.S. dollar-denominated. ADRs indirectly bear currency risk because they represent an interest in securities that are not denominated in U.S. dollars.	*Foreign Currency Risk.* Securities that trade or are denominated in currencies other than the U.S. dollar may be adversely affected by fluctuations in currency exchange rates. When the U.S. dollar strengthens relative to a foreign currency, the U.S. dollar value of an investment denominated in that currency will typically fall.
Derivatives Risk. Investing with derivatives, such as forward currency contracts and currency futures contracts, involves risks additional to those associated with investing directly in securities. The value of a derivative may not correlate to the value of the underlying instrument to the extent expected. Derivative transactions may be volatile, and can create leverage, which could cause the Fund to lose more than the amount of assets initially contributed to the transaction, if any.	The Fund has no similar principal risk.
Emerging Markets Risk. The risks of investing in emerging market securities are greater than those of investing in securities of developed foreign countries. These risks include volatile currency exchange rates, periods of high inflation, increased risk of default, greater social, economic and political uncertainty and instability, less governmental supervision and regulation of securities markets, weaker auditing and financial reporting standards, lack of liquidity in the markets, and the significantly smaller market capitalizations of emerging market issuers.	The Fund has no similar principal risk.
Responsible Investing Risk. Investing primarily in responsible investments carries the risk that, under certain market conditions, the Fund may underperform funds that do not utilize a responsible investment strategy. The application of responsible investment principles may affect the Fund's exposure to certain sectors or types of investments and may impact the Fund's relative investment performance depending on whether such sectors or investments are in or out of favor in the market. A company's ESG performance or the Advisor's assessment of a company's ESG performance may change over time, which could cause the Fund to temporarily hold securities that do not comply with the Fund's responsible investment principles. In evaluating a company, the Advisor is dependent upon information and data that may be incomplete, inaccurate or unavailable, which could cause the Advisor to incorrectly assess a company's ESG performance. Successful application of the Fund's responsible investment strategy will depend on the Advisor's skill in properly identifying and analyzing material ESG issues.	

<center>*   *   *</center>

An investment in any Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

For more information concerning the risks associated with investments in the Funds, see the applicable Fund's Prospectus and the CSIF SAI or CSF SAI, as applicable.

Purchases, Exchanges, Redemptions and Distributions. The Funds have the same policies regarding the purchase, exchange and redemption of Fund shares and distributions of investment income and capital gains. For more detailed information regarding the Funds' purchase, exchange and redemption procedures, including how their shares are priced, and their dividend policies, see "Shareholder Information for the Acquiring Fund" below, the applicable Fund's Prospectus, and the CSIF SAI or CSF SAI, as applicable.

Purchases. Each Fund offers Class A, Class C, Class I and Class Y shares. Calvert Investment Distributors, Inc. is the principal underwriter and distributor of the Funds and continuously offers shares of each Fund on a best efforts basis at net asset value. All investments are in full and fractional shares.

The minimum initial investment for Class A and Class C shares of each Fund is $2,000, with a $250 minimum for additional investments. The minimum initial investment for Class I shares of each Fund is $1,000,000. Each Fund may waive investment minimums and applicable service fees for certain investors. Class Y shares are generally available only to (1) wrap or similar fee-based programs offered by financial intermediaries, and (2) retirement plans, foundations, endowments and other consultant-driven business.

Exchanges. Shares may only be exchanged for shares of the same class of another Calvert Fund, and the exchange must satisfy the minimum investment amount for that Calvert Fund. You may exchange shares acquired by reinvestment of dividends or distributions into another Calvert Fund at no additional charge.

Each Fund reserves the right to terminate or modify the exchange privilege with 60 days' written notice.

Redemptions. Shares of each Fund may be redeemed at the net asset value next determined after receipt of a redemption request on any day the Fund is open for business (less any applicable contingent deferred sales charge ("CDSC")). Each Fund has the right to redeem shares in assets other than cash for redemption amounts exceeding, in any 90-day period, $250,000 or 1% of the net asset value ("NAV") of the Fund, whichever is less, by making redemptions-in-kind (distributions of a pro rata share of the portfolio securities, rather than cash).

Distributions. Each Fund pays dividends from its net investment income on a monthly basis. Net investment income consists of interest income and dividends declared and paid on investments, less expenses. Distributions of net short-term capital gains (treated as dividends for tax purposes) and net long-term capital gains, if any, are normally paid once a year; however, the Funds do not anticipate making any such distributions unless available capital loss carryovers have been used or have expired. Dividend and distribution payments will vary between classes. Dividends and any distributions are automatically reinvested in the same Fund at NAV (without sales charge), unless you elect to have amounts of $10 or more paid in cash (by check or by electronic funds transfer).

EXPENSE COMPARISON

The following tables allow you to compare the shareholder fees and expenses of the Class A, Class C, Class I, and Class Y shares of the Funds, and the columns labeled "Pro Forma Combined Fund" show the shareholder fees and the estimated expenses of the Combined Fund assuming that the applicable Reorganization is consummated following shareholder approval. **You will not pay an initial or deferred sales charge in connection with any Reorganization.**

The shareholder fees and expense amounts set forth in the tables and the Examples are based on gross expense data presented in the Annual Reports dated September 30, 2015, in the case of Large Cap Core and Calvert Equity Portfolio, and December 31, 2015, in the case of Global Value and Global Equity Income, and the contractual limitations on direct net annual fund operating expenses included in each Fund's prospectus.

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Shareholder Fees. The shareholder fees that are paid directly from your investment are identical for each Fund. The following charts show the shareholder fees that are applicable to each class of shares of the Funds and that will be applicable to the Combined Fund if a Reorganization is consummated following shareholder approval.

Class A Shares

SHAREHOLDER FEES. The following chart shows the Fund fees that are paid directly from your investment.

	(Merging Fund)	*(Acquiring Fund & Combined Fund)*
	Large Cap Core, Global Value and Global Equity Income	**Calvert Equity Portfolio**
Maximum sales charge (load) on purchases (as a % of offering price)	4.75%	4.75%
Maximum deferred sales charge (load) (as a % of amount purchased or redeemed, whichever is lower)	None[1]	None[1]

[1] Purchases of Class A shares at net asset value for accounts with $1,000,000 or more on which a finder's fee has been paid by the Fund's distributor are subject to a one-year contingent deferred sales charge of 0.80%.

Class C Shares

SHAREHOLDER FEES. The following chart shows the Fund fees that are paid directly from your investment.

	(Merging Fund)	*(Acquiring Fund & Combined Fund)*
	Large Cap Core, Global Value and Global Equity Income	**Calvert Equity Portfolio**
Maximum sales charge (load) on purchases (as a % of offering price)	None	None
Maximum deferred sales charge (load) (as a % of amount purchased or redeemed, whichever is lower)	1.00%[1]	1.00%[1]

[1] The contingent deferred sales charge decreases over time.

Class I Shares and Class Y Shares

SHAREHOLDER FEES. The following chart shows the Fund fees that are paid directly from your investment.

	(Merging Fund)	*(Acquiring Fund & Combined Fund)*
	Large Cap Core, Global Value and Global Equity Income	**Calvert Equity Portfolio**
Maximum sales charge (load) on purchases (as a % of offering price)	None	None
Maximum deferred sales charge (load) (as a % of amount purchased or redeemed, whichever is lower)	None	None

Annual Fund Operating Expenses. The fund expenses that shareholders pay vary by Fund and by Class. The following charts show the annual fund operating expenses that are deducted from Fund assets and that are applicable to each class of shares of each Fund, as well as an estimate of the annual fund operating expenses that will be applicable to the Combined Fund if a Reorganization is consummated following shareholder approval.

LARGE CAP CORE ➔ CALVERT EQUITY PORTFOLIO			

Class A Shares			

	(Merging Fund)	*(Acquiring Fund)*	*(Pro Forma Combined Fund)*
	Large Cap Core	**Calvert Equity Portfolio**	**Calvert Equity Portfolio**
Management Fees[1]	0.72%	0.61%	0.61%
Distribution and service (12b-1) fees	0.25%	0.25%	0.25%
Other Expenses	0.26%	0.19%	0.19%
Acquired Fund Fees and Expenses	—	0.02%	0.02%
Total Annual Fund Operating Expenses	1.23%	1.07%	1.07%

[1] Management Fees are restated to reflect current contractual fees rather than the fees paid during the previous fiscal year. The Management Fee includes a 0.12% administrative fee.

Class C Shares			

	(Merging Fund)	*(Acquiring Fund)*	*(Pro Forma Combined Fund)*
	Large Cap Core	**Calvert Equity Portfolio**	**Calvert Equity Portfolio**
Management Fees[1]	0.72%	0.61%	0.61%
Distribution and service (12b-1) fees	1.00%	1.00%	1.00%
Other Expenses	0.29%	0.18%	0.18%
Acquired Fund Fees and Expenses	—	0.02%	0.02%
Total Annual Fund Operating Expenses	2.01%	1.81%	1.81%

[1] Management Fees are restated to reflect current contractual fees rather than the fees paid during the previous fiscal year. The Management Fee includes a 0.12% administrative fee.

Class I Shares

	(Merging Fund)	(Acquiring Fund)	(Pro Forma Combined Fund)
	Large Cap Core	Calvert Equity Portfolio	Calvert Equity Portfolio
Management Fees[1]	0.72%	0.61%	0.61%
Distribution and service (12b-1) fees	—	—	—
Other Expenses	0.09%	0.05%	0.05%
Acquired Fund Fees and Expenses	—	0.02%	0.02%
Total Annual Fund Operating Expenses	0.81%	0.68%	0.68%
Less fee waiver and/or expense reimbursement[2]	(0.02)%	(0.02)%	(0.02)%
Net expenses	0.79%	0.66%	0.66%

[1] Management Fees are restated to reflect current contractual fees rather than the fees paid during the previous fiscal year. The Management Fee includes a 0.12% administrative fee.

[2] The contractual administrative fee of each Fund is 0.12%. Calvert has agreed to contractually waive 0.02% of the administrative fee through January 31, 2018.

Class Y Shares

	(Merging Fund)	(Acquiring Fund)	(Pro Forma Combined Fund)
	Large Cap Core	Calvert Equity Portfolio	Calvert Equity Portfolio
Management Fees[1]	0.72%	0.61%	0.61%
Distribution and service (12b-1) fees	—	—	—
Other Expenses	0.63%	0.14%	0.14%
Acquired Fund Fees and Expenses	—	0.02%	0.02%
Total Annual Fund Operating Expenses	1.35%	0.77%	0.77%
Less fee waiver and/or expense reimbursement[2]	(0.28)%	—	—
Net expenses	1.07%	0.77%	0.77%

[1] Management Fees are restated to reflect current contractual fees rather than the fees paid during the previous fiscal year. The Management Fee includes a 0.12% administrative fee.

[2] The investment advisor has agreed to contractually limit direct net annual fund operating expenses for Class Y of Large Cap Core to 1.07% through January 31, 2018. Only the Board of Trustees of the Fund may terminated the Fund's expense limitation before the contractual period expires, upon 60 days' prior notice to shareholders.

Class A Shares

	(Merging Fund)	*(Acquiring Fund)*	*(Pro Forma Combined Fund)*
	Global Value	**Calvert Equity Portfolio**	**Calvert Equity Portfolio**
Management Fees[1]	0.77%	0.61%	0.61%
Distribution and service (12b-1) fees	0.25%	0.25%	0.25%
Other Expenses	0.48%	0.19%	0.19%
Acquired Fund Fees and Expenses	—	0.02%	0.02%
Total Annual Fund Operating Expenses	1.50%	1.07%	1.07%
Less fee waiver and/or expense reimbursement[2]	(0.27)%	—	—
Net expenses	1.23%	1.07%	1.07%

[1] Management Fees are restated to reflect current contractual fees rather than the fees paid during the previous fiscal year. The Management Fee includes a 0.12% administrative fee.

[2] The investment advisor has agreed to contractually limit direct net annual fund operating expenses of Class A shares of Global Value through April 30, 2017 to 1.23%. Only the Board of Trustees of the Fund may terminate the Fund's expense limitation before the contractual period expires, upon 60 days' prior notice to shareholders.

Class C Shares

	(Merging Fund)	*(Acquiring Fund)*	*(Pro Forma Combined Fund)*
	Global Value	**Calvert Equity Portfolio**	**Calvert Equity Portfolio**
Management Fees[1]	0.77%	0.61%	0.61%
Distribution and service (12b-1) fees	1.00%	1.00%	1.00%
Other Expenses	0.88%	0.18%	0.18%
Acquired Fund Fees and Expenses	—	0.02%	0.02%
Total Annual Fund Operating Expenses	2.65%	1.81%	1.81%
Less fee waiver and/or expense reimbursement[2]	(0.30)%	—	—
Net expenses	2.35%	1.81%	1.81%

[1] Management Fees are restated to reflect current contractual fees rather than the fees paid during the previous fiscal year. The Management Fee includes a 0.12% administrative fee.

[2] The investment advisor has agreed to contractually limit direct net annual fund operating expenses of Class C shares of Global Value through April 30, 2017 to 2.35%. Only the Board of Trustees of the Fund may terminate the Fund's expense limitation before the contractual period expires, upon 60 days' prior notice to shareholders.

Class I Shares

	(Merging Fund)	(Acquiring Fund)	(Pro Forma Combined Fund)
	Global Value	Calvert Equity Portfolio	Calvert Equity Portfolio
Management Fees[1]	0.77%	0.61%	0.61%
Distribution and service (12b-1) fees	—	—	—
Other Expenses	7.49%	0.05%	0.05%
Acquired Fund Fees and Expenses	—	0.02%	0.02%
Total Annual Fund Operating Expenses	8.26%	0.68%	0.68%
Less fee waiver and/or expense reimbursement[2]	(7.38)%	(0.02)%	(0.02)%
Net expenses	0.88%	0.66%	0.66%

[1] Management Fees are restated to reflect current contractual fees rather than the fees paid during the previous fiscal year. The Management Fee includes a 0.12% administrative fee.

[2] The contractual administrative fee of each Fund fee is 0.12%. Calvert has agreed to contractually waive 0.02% of the Class I administrative fee through April 30, 2018. The investment advisor has agreed to contractually limit direct net annual fund operating expenses of Class I shares of Global Value through April 30, 2017 to 0.88%. Only the Board of Trustees of the Fund may terminate the Fund's expense limitation before the contractual period expires, upon 60 days' prior notice to shareholders.

Class Y Shares

	(Merging Fund)	(Acquiring Fund)	(Pro Forma Combined Fund)
	Global Value	Calvert Equity Portfolio	Calvert Equity Portfolio
Management Fees[1]	0.77%	0.61%	0.61%
Distribution and service (12b-1) fees	—	—	—
Other Expenses	0.32%	0.14%	0.14%
Acquired Fund Fees and Expenses	—	0.02%	0.02%
Total Annual Fund Operating Expenses	1.09%	0.77%	0.77%
Less fee waiver and/or expense reimbursement[2]	(0.11)%	—	—
Net expenses	0.98%	0.77%	0.77%

[1] Management Fees are restated to reflect current contractual fees rather than the fees paid during the previous fiscal year. The Management Fee includes a 0.12% administrative fee.

[2] The investment advisor has agreed to contractually limit direct net annual fund operating expenses of Class Y shares of Global Value through April 30, 2017 to 0.98%. Only the Board of Trustees of the Fund may terminate the Fund's expense limitation before the contractual period expires, upon 60 days' prior notice to shareholders.

Class A Shares			

	(Merging Fund)	*(Acquiring Fund)*	*(Pro Forma Combined Fund)*
	Global Equity Income	**Calvert Equity Portfolio**	**Calvert Equity Portfolio**
Management Fees[1]	0.62%	0.61%	0.61%
Distribution and service (12b-1) fees	0.25%	0.25%	0.25%
Other Expenses	0.70%	0.19%	0.19%
Acquired Fund Fees and Expenses	—	0.02%	0.02%
Total Annual Fund Operating Expenses	1.57%	1.07%	1.07%
Less fee waiver and/or expense reimbursement[2]	(0.34)%	—	—
Net expenses	1.23%	1.07%	1.07%

[1] Management Fees are restated to reflect current contractual fees rather than the fees paid during the previous fiscal year. The Management Fee includes a 0.12% administrative fee.

[2] The investment advisor has agreed to contractually limit direct net annual fund operating expenses of Class A shares of Global Equity Income through April 30, 2017 to 1.23%. Only the Board of Trustees of the Fund may terminate the Fund's expense limitation before the contractual period expires, upon 60 days' prior notice to shareholders.

Class C Shares			

	(Merging Fund)	*(Acquiring Fund)*	*(Pro Forma Combined Fund)*
	Global Equity Income	**Calvert Equity Portfolio**	**Calvert Equity Portfolio**
Management Fees[1]	0.62%	0.61%	0.61%
Distribution and service (12b-1) fees	1.00%	1.00%	1.00%
Other Expenses	1.03%	0.18%	0.18%
Acquired Fund Fees and Expenses	—	0.02%	0.02%
Total Annual Fund Operating Expenses	2.65%	1.81%	1.81%
Less fee waiver and/or expense reimbursement[2]	(0.30)%	—	—
Net expenses	2.35%	1.81%	1.81%

[1] Management Fees are restated to reflect current contractual fees rather than the fees paid during the previous fiscal year. The Management Fee includes a 0.12% administrative fee.

[2] The investment advisor has agreed to contractually limit direct net annual fund operating expenses of Class C shares of Global Equity Income through April 30, 2017 to 2.35%. Only the Board of Trustees of the Fund may terminate the Fund's expense limitation before the contractual period expires, upon 60 days' prior notice to shareholders.

Class I Shares

	(Merging Fund) Global Equity Income	(Acquiring Fund) Calvert Equity Portfolio	(Pro Forma Combined Fund) Calvert Equity Portfolio
Management Fees[1]	0.62%	0.61%	0.61%
Distribution and service (12b-1) fees	—	—	—
Other Expenses	7.91%	0.05%	0.05%
Acquired Fund Fees and Expenses	—	0.02%	0.02%
Total Annual Fund Operating Expenses	8.53%	0.68%	0.68%
Less fee waiver and/or expense reimbursement[2]	(7.65)%	(0.02)%	(0.02)%
Net expenses	0.88%	0.66%	0.66%

[1] Management Fees are restated to reflect current contractual fees rather than the fees paid during the previous fiscal year. The Management Fee includes a 0.12% administrative fee.

[2] The contractual administrative fee of each Fund fee is 0.12%. Calvert has agreed to contractually waive 0.02% of the Class I administrative fee through April 30, 2018. The investment advisor has agreed to contractually limit direct net annual fund operating expenses of Class I shares of Global Equity Income through April 30, 2017 to 0.88%. Only the Board of Trustees of the Fund may terminate the Fund's expense limitation before the contractual period expires, upon 60 days' prior notice to shareholders.

Class Y Shares

	(Merging Fund) Global Equity Income	(Acquiring Fund) Calvert Equity Portfolio	(Pro Forma Combined Fund) Calvert Equity Portfolio
Management Fees[1]	0.62%	0.61%	0.61%
Distribution and service (12b-1) fees	—	—	—
Other Expenses	1.04%	0.14% / 0.05%	0.14% / 0.05%
Acquired Fund Fees and Expenses	—	0.02%	0.02%
Total Annual Fund Operating Expenses	1.66%	0.77% / 0.68%	0.77% / 0.68%
Less fee waiver and/or expense reimbursement[2]	(0.68)%	— / (0.02)%	— / (0.02)%
Net expenses	0.98%	0.77% / 0.66%	0.77% / 0.66%

[1] Management Fees are restated to reflect current contractual fees rather than the fees paid during the previous fiscal year. The Management Fee includes a 0.12% administrative fee.

[2] The investment advisor has agreed to contractually limit direct net annual fund operating expenses of Class Y shares of Global Equity Income through April 30, 2017 to 0.98%. Only the Board of Trustees of the Fund may terminate the Fund's expense limitation before the contractual period expires, upon 60 days' prior notice to shareholders.

Examples. These examples are intended to help you compare the cost of investing in the Funds (both before and after the Reorganization) with the cost of investing in other mutual funds. The examples assume that:

- You invest $10,000 in the Class A, Class C or Class Y shares of the Fund or $1,000,000 in the Class I shares of the Fund, in each case for the time periods indicated;

- You reinvest all dividends and distributions;

- Your investment has a 5% return each year;

- The Fund's operating expenses remain the same; and

- any Calvert expense limitation is in effect for the period indicated in the applicable fee table above.

Although your actual costs may be higher or lower, under these assumptions your costs would be:

LARGE CAP CORE ➔ CALVERT EQUITY PORTFOLIO				

Class A				
(Unaudited)	**1 Year**	**3 Years**	**5 Years**	**10 Years**
Merging Fund:				
Large Cap Core	$594	$847	$1,119	$1,893
Acquiring Fund:				
Calvert Equity Portfolio	$579	$799	$1,037	$1,719
Combined Fund:				
Calvert Equity Portfolio	$579	$799	$1,037	$1,719

Class C				
(Unaudited)	**1 Year**	**3 Years**	**5 Years**	**10 Years**
Merging Fund:				
Large Cap Core - Assuming Redemption	$304	$630	$1,083	$2,338
Large Cap Core - Assuming No Redemption	$204	$630	$1,083	$2,338
Acquiring Fund:				
Calvert Equity Portfolio - Assuming Redemption	$284	$569	$980	$2,127
Calvert Equity Portfolio - Assuming No Redemption	$184	$569	$980	$2,127
Combined Fund:				
Calvert Equity Portfolio - Assuming Redemption	$284	$569	$980	$2,127
Calvert Equity Portfolio - Assuming No Redemption	$184	$569	$980	$2,127

Class I				
(Unaudited)	**1 Year**	**3 Years**	**5 Years**	**10 Years**
Merging Fund:				
Large Cap Core	$8,066	$25,453	$44,559	$99,784
Acquiring Fund:				
Calvert Equity Portfolio	$6,743	$21,342	$37,462	$84,265
Combined Fund:				
Calvert Equity Portfolio	$6,743	$21,342	$37,462	$84,265

Class Y				

(Unaudited)	**1 Year**	**3 Years**	**5 Years**	**10 Years**
Merging Fund:				
Large Cap Core	$109	$371	$684	$1,574
		$400	$713	$1,600
Acquiring Fund:				
Calvert Equity Portfolio	$79	$246	$428	$954
Combined Fund:				
Calvert Equity Portfolio	$79	$246	$428	$954

GLOBAL VALUE ➔ CALVERT EQUITY PORTFOLIO				

Class A				

(Unaudited)	**1 Year**	**3 Years**	**5 Years**	**10 Years**
Merging Fund:				
Global Value	$594	$901	$1,230	$2,159
Acquiring Fund:				
Calvert Equity Portfolio	$579	$799	$1,037	$1,719
Combined Fund:				
Calvert Equity Portfolio	$579	$799	$1,037	$1,719

Class C				

(Unaudited)	**1 Year**	**3 Years**	**5 Years**	**10 Years**
Merging Fund:				
Global Value - Assuming Redemption	$338	$795	$1,378	$2,961
Global Value - Assuming No Redemption	$238	$795	$1,378	$2,961
Acquiring Fund:				
Calvert Equity Portfolio - Assuming Redemption	$284	$569	$980	$2,127
Calvert Equity Portfolio - Assuming No Redemption	$184	$569	$980	$2,127
Combined Fund:				
Calvert Equity Portfolio - Assuming Redemption	$284	$569	$980	$2,127
Calvert Equity Portfolio - Assuming No Redemption	$184	$569	$980	$2,127

Class I				

(Unaudited)	1 Year	3 Years	5 Years	10 Years
Merging Fund:				
Global Value	$8,981	$51,888	$97,408	$223,708
Acquiring Fund:				
Calvert Equity Portfolio	$6,743	$21,342	$37,462	$84,265
Combined Fund:				
Calvert Equity Portfolio	$6,743	$21,342	$37,462	$84,265

Class Y

(Unaudited)	1 Year	3 Years	5 Years	10 Years
Merging Fund:				
Global Value	$100	$336	$592	$1,322
Acquiring Fund:				
Calvert Equity Portfolio	$79	$246	$428	$954
Combined Fund:				
Calvert Equity Portfolio	$79	$246	$428	$954

GLOBAL EQUITY INCOME ➔ CALVERT EQUITY PORTFOLIO

Class A

(Unaudited)	1 Year	3 Years	5 Years	10 Years
Merging Fund:				
Global Equity Income	$594	$915	$1,259	$2,226
Acquiring Fund:				
Calvert Equity Portfolio	$579	$799	$1,037	$1,719
Combined Fund:				
Calvert Equity Portfolio	$579	$799	$1,037	$1,719

Class C

(Unaudited)	1 Year	3 Years	5 Years	10 Years
Merging Fund:				
Global Equity Income - Assuming Redemption	$338	$795	$1,378	$2,961
Global Equity Income - Assuming No Redemption	$238	$795	$1,378	$2,961
Acquiring Fund:				
Calvert Equity Portfolio - Assuming Redemption	$284	$569	$980	$2,127
Calvert Equity Portfolio - Assuming No Redemption	$184	$569	$980	$2,127
Combined Fund:				
Calvert Equity Portfolio - Assuming Redemption	$284	$569	$980	$2,127
Calvert Equity Portfolio - Assuming No Redemption	$184	$569	$980	$2,127

Class I

(Unaudited)	1 Year	3 Years	5 Years	10 Years
Merging Fund:				
Global Equity Income	$8,981	$51,888	$97,408	$223,708
Acquiring Fund:				
Calvert Equity Portfolio	$6,743	$21,342	$37,462	$84,265
Combined Fund:				
Calvert Equity Portfolio	$6,743	$21,342	$37,462	$84,265

Class Y				
(Unaudited)	1 Year	3 Years	5 Years	10 Years
Merging Fund:				
Global Equity Income	$100	$457	$838	$1,908
Acquiring Fund:				
Calvert Equity Portfolio	$79	$246	$428	$954
Combined Fund:				
Calvert Equity Portfolio	$79	$246	$428	$954

PERFORMANCE

Bar Chart and Performance Table

The bar charts and tables below show each Merging Fund's annual returns and long-term performance in comparison to the annual returns and long-term performance of the Acquiring Fund, which give some indication of the risks of investing in each Fund. The performance reflected in each bar chart and table assumes the reinvestment of dividends and capital gains distributions, if any. A Fund's past performance does not necessarily indicate how that Fund will perform in the future.

Each bar chart shows how the performance of the Class A shares of the Merging Fund and the Acquiring Fund has varied from year to year. The return for the Class C, Class I and Class Y shares of each Fund will differ from the Class A returns shown in the bar charts, depending upon the expenses of that class of shares.

The table compares each Fund's performance over time with that of its current benchmark, its former benchmark (except in the case of Large Cap Core), and a performance average of similar mutual funds. The benchmark for Global Value and Global Equity Income changed from the Russell 1000 Value Index to the MSCI World Index on October 1, 2015 when each Fund adopted a global mandate. Calvert Equity Portfolio changed its benchmark from the Standard & Poor's ("S&P") 500 Index to the Russell 1000 Growth Index on December 10, 2015 because the Advisor believes the Russell 1000 Growth Index is more representative of the investment approach used to manage the Fund. The table shows each Fund's returns with the maximum sales charge deducted, and no sales charge has been applied to the indices used for comparison in the table.

After tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from those shown. The after-tax returns shown are not relevant to you if you hold your Fund shares through a tax-deferred arrangement such as a 401(k) plan or individual retirement account. The return after taxes on distributions and sale of Fund shares may be higher than the return before taxes because the calculation assumes that shareholders receive a tax benefit for capital losses incurred on the sale of their shares. After-tax returns are shown only for Class A shares; after-tax returns for other Classes will vary.

LARGE CAP CORE		CALVERT EQUITY PORTFOLIO

(Merging Fund)
Large Cap Core
Calendar Year Total Returns for Class A at NAV



	Quarter Ended	**Total Return**
Best Quarter (of periods shown)	**9/30/2009**	**17.31%**
Worst Quarter (of periods shown)	**12/31/2013**	**-23.84%**

(Acquiring Fund)
Calvert Equity Portfolio
Calendar Year Total Returns for Class A at NAV



	Quarter Ended	Total Return
Best Quarter (of periods shown)	**6/30/2009**	**17.97%**
Worst Quarter (of periods shown)	**12/31/2008**	**-24.39%**

AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2015)
(with maximum sales charge deducted, if any)

(Merging Fund) **Large Cap Core**	1 Year	5 Years	10 Years	*(Acquiring Fund)* **Calvert Equity Portfolio**	1 Year	5 Years	10 Years
Class A:				**Class A:**			
Return before taxes	-8.65%	8.99%	4.37%	Return before taxes	-1.24%	10.07%	7.03%
Return after taxes on distributions	-13.38%	7.18%	3.29%	Return after taxes on distributions	-6.07%	8.11%	5.78%
Return after taxes on distributions and sale of Fund shares	-2.07%	7.08%	3.48%	Return after taxes on distributions and sale of Fund shares	3.15%	7.94%	5.63%
Class C	-5.81%	9.14%	3.98%	**Class C**	1.91%	10.33%	6.74%
Class Y	-4.05%	10.12%	4.91%	**Class Y**	4.00%	11.53%	7.81%
Class I	-3.82%	10.58%	5.41%	**Class I**	4.19%	11.72%	8.13%
Russell 1000 Index (reflects no deduction for fees, expenses or taxes)	0.92%	12.44%	7.40%	Russell 1000 Growth Index (reflects no deduction for fees, expenses or taxes)	5.67%	13.53%	8.53%
				S&P 500 Index (reflects no deduction for fees, expenses or taxes)	1.38%	12.57%	7.31%
Lipper Large-Cap Core Funds Avg. (reflects no deduction for taxes)	-0.55%	10.92%	6.41%	Lipper Large-Cap Growth Funds Avg. (reflects no deduction for taxes)	5.26%	12.27%	7.54%


(Merging Fund)
Global Value
Calendar Year Total Returns for Class A at NAV



	Quarter Ended	Total Return
Best Quarter (of periods shown)	**6/30/2009**	**19.17%**
Worst Quarter (of periods shown)	**12/31/2008**	**-23.88%**

(Acquiring Fund)
Calvert Equity Portfolio
Calendar Year Total Returns for Class A at NAV



	Quarter Ended	Total Return
Best Quarter (of periods shown)	**6/30/2009**	**17.97%**
Worst Quarter (of periods shown)	**12/31/2008**	**-24.39%**

AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2015)
(with maximum sales charge deducted, if any)

(Merging Fund) Global Value	1 Year	5 Years	10 Years	*(Acquiring Fund)* Calvert Equity Portfolio	1 Year	5 Years	10 Years
Class A:				**Class A:**			
Return before taxes	-12.43%	7.28%	3.93%	Return before taxes	-1.24%	10.07%	7.03%
Return after taxes on distributions	-14.95%	6.25%	2.97%	Return after taxes on distributions	-6.07%	8.11%	5.78%
Return after taxes on distributions and sale of Fund shares	-5.80%	5.70%	3.03%	Return after taxes on distributions and sale of Fund shares	3.15%	7.94%	5.63%
Class C	-9.99%	7.13%	3.74%	**Class C**	1.91%	10.33%	6.74%
Class Y	-7.82%	8.60%	4.69%	**Class Y**	4.00%	11.53%	7.81%
Class I	-7.99%	8.35%	4.45%	**Class I**	4.19%	11.72%	8.13%
MSCI World Index (reflects no deduction for fees, expenses or taxes)	-0.32%	8.19%	5.56%	Russell 1000 Growth Index (reflects no deduction for fees, expenses or taxes)	5.67%	13.53%	8.53%
Russell 1000 Value Index (reflects no deduction for fees, expenses or taxes)	-3.83%	11.27%	6.16%	S&P 500 Index (reflects no deduction for fees, expenses or taxes)	1.38%	12.57%	7.31%
Lipper Large-Cap Value Funds Avg. (reflects no deduction for taxes)	-4.22%	9.75%	5.36%	Lipper Large-Cap Growth Funds Avg. (reflects no deduction for taxes)	5.26%	12.27%	7.54%

(Merging Fund)
Global Equity Income
Calendar Year Total Returns for Class A at NAV



	Quarter Ended	Total Return
Best Quarter (of periods shown)	**3/31/2012**	**10.75%**
Worst Quarter (of periods shown)	**9/30/2015**	**-8.46%**

(Acquiring Fund)
Calvert Equity Portfolio
Calendar Year Total Returns for Class A at NAV



	Quarter Ended	Total Return
Best Quarter (of periods shown)	**6/30/2009**	**17.97%**
Worst Quarter (of periods shown)	**12/31/2008**	**-24.39%**

AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2015)
(with maximum sales charge deducted, if any)

(Merging Fund) Global Equity Income	1 Year	Since Inception (10/31/11)	*(Acquiring Fund)* Calvert Equity Portfolio	1 Year	5 Years	10 Years
Class A:			**Class A:**			
Return before taxes	-10.77%	9.04%	Return before taxes	-1.24%	10.07%	7.03%
Return after taxes on distributions	-11.96%	7.82%	Return after taxes on distributions	-6.07%	8.11%	5.78%
Return after taxes on distributions and sale of Fund shares	5.95%	7.06%	Return after taxes on distributions and sale of Fund shares	3.15%	7.94%	5.63%
Class C	-8.29%	9.12%	**Class C**	1.91%	10.33%	6.74%
Class Y	-6.11%	10.50%	**Class Y**	4.00%	11.53%	7.81%
Class I	6.23%	10.35%	**Class I**	4.19%	11.72%	8.13%
MSCI World Index (reflects no deduction for fees, expenses or taxes)	-0.32%	10.63%	Russell 1000 Growth Index (reflects no deduction for fees, expenses or taxes)	5.67%	13.53%	8.53%
Russell 1000 Value Index (reflects no deduction for fees, expenses or taxes)	-3.83%	13.97%	S&P 500 Index (reflects no deduction for fees, expenses or taxes)	1.38%	12.57%	7.31%
Lipper Equity Income Funds Avg. (reflects no deduction for taxes)	-3.69%	10.90%	Lipper Large-Cap Growth Funds Avg. (reflects no deduction for taxes)	5.26%	12.27%	7.54%

PORTFOLIO MANAGEMENT

Management. The overall management of Large Cap Core and Calvert Equity Portfolio is the responsibility of, and is supervised by, the CSIF Board. The overall management of Global Value and Global Equity Income is the responsibility of, and is supervised by, the CSF Board.

Investment Management. Calvert Investment Management, Inc. ("CIM" or the "Advisor"), 4550 Montgomery Avenue, Suite 1000N, Bethesda, MD 20814, is the investment advisor for the Funds. CIM is a subsidiary of Calvert Investments, Inc., which is an indirect subsidiary of Ameritas Mutual Holding Company ("Ameritas"). CIM provides the Funds with investment supervision and management and office space, furnishes executive and other personnel to the Funds, and pays the salaries and fees of all Trustees who are affiliated persons of and employed by CIM. It has been managing mutual funds since 1976. As of December 31, 2015, CIM was the investment advisor for 42 mutual fund portfolios and had over $12 billion in assets under management.

Advisory Fees. A discussion regarding the basis for the approval of the investment advisory agreement by the applicable Board is available in the most recent Semi-Annual Report for Large Cap Core and Calvert Equity Portfolio and the most recent Annual Report for Global Value and Global Equity Income. The advisory fees for each Fund do not include administrative fees of 0.12%.

Large Cap Core
Under the investment advisory agreement between CIM and CSIF, CIM receives an annual advisory fee of 0.60% on the first $250 million of average daily net assets and 0.55% on average daily net assets that exceed $250 million. During the most recent fiscal year, the Advisor voluntarily waived 0.10% in advisory fees. This waiver may be terminated by CIM at any time and therefore is not reflected in the "Annual Operating Expense Table" for Large Cap Core under "Expenses".

Global Value

Under the investment advisory agreement between CIM and CSF, CIM receives an annual advisory fee of 0.65% with respect to Global Value as a percentage of the Fund's average daily net assets.

Global Equity Income

Under the investment advisory agreement between CIM and CSF, CIM receives an annual advisory fee of 0.50% with respect to Global Equity Income as a percentage of the Fund's average daily net assets.

Calvert Equity Portfolio

Under the investment advisory agreement between CIM and CSIF, CIM receives an annual advisory fee of 0.50% on the first $2 billion of the Fund's average daily net assets, 0.475% on the next $1 billion of the Fund's average daily net assets, and 0.45% on average daily net assets that exceed $3 billion. CIM uses a portion of these proceeds to pay the Subadvisor's subadvisory fee.

Subadvisor and Portfolio Managers for the Acquiring Fund. Calvert Equity Portfolio is subadvised by Atlanta Capital Management Company, LLC ("Atlanta Capital" or "Subadvisor"), 1075 Peachtree Street, Suite 2100, Atlanta, GA 30309. Atlanta Capital has managed the assets of the Fund since September 1998 and had over $16.1 billion in assets under management as of December 31, 2015. Information is provided below identifying each individual and/or member of the team who is employed by or associated with Atlanta Capital and who is primarily and jointly responsible for the day-to-day management of the Fund (each, a "Portfolio Manager"). The CSIF SAI provides additional information about each Portfolio Manager's management of other accounts, compensation and ownership of securities in the Fund.

Portfolio Manager Name	Title	Length of Time Managing Fund	Business Experience During Last 5 Years	Role on Management Team
Richard B. England, CFA	Managing Director, Principal and Portfolio Manager	Since July 2006	Managing Director, Portfolio Manager, and member of Management Committee, Atlanta Capital	Portfolio Manager
Joseph B. Hudepohl, CFA	Managing Director, Principal and Portfolio Manager	Since June 2015	June 2015 - present: Managing Director and Portfolio Manager, Atlanta Capital. June 2013 - May 2015: Managing Director and Portfolio Manager, Logan Circle Partners, L.P., a division of Fortress Investment Group LLC. 1997 - June 2013: Various positions including Managing Director, Portfolio Manager, Co-Head of the Large Cap Growth Team, Goldman Sachs Asset Management.	Portfolio Manager
Lance V. Garrison, CFA	Vice President, Principal, and Portfolio Manager	Since June 2015	June 2015 - present: Vice President, Portfolio Manager, Atlanta Capital. 2007 - June 2015: Vice President, Research Analyst, Atlanta Capital.	Portfolio Manager
Jeffrey A. Miller, CFA	Vice President, Principal, and Portfolio Manager	Since June 2015	June 2015 - present: Vice President, Portfolio Manager, Atlanta Capital. August 2014 - May 2015: Vice President, Research Analyst, Atlanta Capital. April 2011 - July 2014: Portfolio Manager and Analyst, Crawford Investment Counsel. 1999 - April 2011: Global Technology Analyst, Institutional Capital Corporation.	Portfolio Manager
Robert R. Walton, Jr., CFA	Vice President, Principal, and Portfolio Manager	Since June 2015	June 2015 - present: Vice President, Portfolio Manager, Atlanta Capital. 1999 - May 2015: Vice President, Research Analyst, Atlanta Capital.	Portfolio Manager

Other Management Arrangements.

Calvert Investment Distributors, Inc., a subsidiary of Calvert Investments, Inc. and an affiliate of CIM, is the principal underwriter and distributor of the Funds.

Boston Financial Data Services, Inc., a subsidiary of State Street Bank & Trust Company, N.A., is the transfer agent and dividend disbursing agent for the Funds.

Calvert Investment Services, Inc., a subsidiary of Calvert Investments, Inc. and an affiliate of CIM, is the shareholder servicing agent for the Funds.

Calvert Investment Administrative Services, Inc., a subsidiary of Calvert Investments, Inc. and an affiliate of CIM, is the administrator for the Funds.

REASONS FOR THE REORGANIZATION

The CSIF Board believes that the Large Cap Core Reorganization is in the best interests of Large Cap Core and its shareholders, and the CSF Board believes that the Global Value Reorganization and the Global Equity Income Reorganization are in the best interests of Global Value and Global Equity Income, respectively, and the shareholders of each such Fund. At a CSIF Board Meeting held on March 1, 2016 and a CSF Board Meeting held on March 2, 2016, the Boards evaluated information that was provided by CIM about the Funds and the Reorganizations. The information included a discussion of the various challenges to the continuing viability of the Merging Funds. These challenges include stagnating or declining asset levels over the past two years and the failure of each Merging Fund to achieve scale despite having been in existence for more than 15 years, in the case of Large Cap Core and Global Value, and almost 5 years, in the case of Global Equity Income. CIM accordingly recommended the reorganization of each Merging Fund into Calvert Equity Portfolio. In connection with its consideration of these matters, each Board was also advised by counsel to the Independent Trustees of its fiduciary responsibilities to the shareholders of each Merging Fund and the legal issues involved.

In addition, the Boards considered a number of additional factors with respect to each proposed Reorganization, including, but not limited to: (i) the capabilities, investment experience, and resources of CIM and Atlanta Capital; (ii) the expenses and advisory fees applicable to each Fund before the Reorganization and the pro forma expense ratios for shareholders of Calvert Equity Portfolio following that Reorganization; (iii) the terms and conditions of the Reorganization Plan and the expectation that the Reorganization would not result in a dilution of the interests of the shareholders of the Merging Fund; (iv) the economies of scale expected to be realizable as a result of the Reorganization; (v) the costs estimated to be incurred by each Fund to complete the Reorganization; (vi) the current size and future growth prospects of the Merging Fund in comparison to the size and anticipated future growth prospects of Calvert Equity Portfolio; (vii) the comparability of the investment objectives, principal investment strategies and principal risks of the Merging Fund and Calvert Equity Portfolio arising from each Fund's emphasis on investing in equity securities, as well as the material differences between the principal investment strategies of the Funds and the principal risks related to those differences; (viii) the performance of the related Merging Fund in comparison to Calvert Equity Portfolio; (ix) the service features available to shareholders of both Funds, and (x) the anticipated non-taxable treatment of the Reorganization for federal income tax purposes. Thus, when considering all of the above factors, the CSIF Board determined that the Large Cap Core Reorganization, and the CSF Board determined that the Global Value Reorganization and Global Equity Income Reorganization, would be in the best interest of the related Merging Fund and its shareholders.

After this discussion, and following a further review of the materials and the terms of the proposed Reorganization Plans, the CSIF Board, including the Independent Trustees, approved the Large Cap Core Reorganization and the CSF Board, including the Independent Trustees, approved the Global Value Reorganization and Global Equity Income Reorganization and recommended the approval thereof by the shareholders of the related Merging Fund. In connection with the approval of each Reorganization, the applicable Board noted that (i) since the value of Calvert Equity Portfolio shares to be received by shareholders of the related Merging Fund will be equal to the value of the shares of that Merging Fund surrendered in exchange therefor, shareholders of the related Merging Fund will not experience any dilution in the value of their investment as a result of the Reorganization, and (ii) the related Merging Fund will receive an opinion of counsel that the exchanges contemplated by the applicable Reorganization Plan will be tax-free for federal income tax purposes.

The CSIF Board also concluded that each proposed Reorganization would be in the best interests of Calvert Equity Portfolio after considering, among other things, (i) that shareholders of Calvert Equity Portfolio will not experience any dilution in the value of their investment as a result of the Reorganizations, and (ii) that Calvert Equity Portfolio will receive an opinion of counsel that the exchanges contemplated by each Reorganization Plan will be tax-free for federal income tax purposes. Accordingly, the CSIF Board, including the Independent Trustees, approved each Reorganization on behalf of Calvert Equity Portfolio.

INFORMATION ABOUT EACH REORGANIZATION

The following summary of the Reorganization is qualified in its entirety by reference to the Reorganization Plan for the Large Cap Core Reorganization, Global Value Reorganization and Global Equity Income Reorganization, as applicable, copies of which are attached as to this Prospectus/Proxy Statement as Exhibit A, Exhibit B and Exhibit C, respectively.

Plan of Reorganization. Each Reorganization Plan provides that Calvert Equity Portfolio will acquire all the assets of the related Merging Fund in exchange for Class A, Class C, Class I and Class Y shares of Calvert Equity Portfolio and the assumption by the Calvert Equity Portfolio of the liabilities of the Merging Fund. **If approved by shareholders, the Reorganization is expected to be completed on or about June 24, 2016** or such earlier or later date as the parties may mutually agree (the "Closing Date"). Prior to the Closing Date, each Merging Fund will endeavor to discharge all of its known liabilities and obligations.

The value of the full and fractional Class A, Class C, Class I and Class Y shares of Calvert Equity Portfolio to be issued to shareholders of each Merging Fund will equal the value of the corresponding class of shares of that Merging Fund outstanding immediately prior to the applicable Reorganization. Portfolio securities of each Merging Fund will be valued in accordance with its valuation practices.

Prior to each Reorganization, the related Merging Fund will issue a dividend to distribute to its shareholders any investment company taxable income (computed without regard to the deduction for dividends paid) and any net realized capital gains through the Closing Date not previously distributed (after reductions for any capital loss carryforward). Each Reorganization will be accounted for by the method of accounting commonly used by open-end investment companies.

As soon as practicable after the Closing Date, each Merging Fund will liquidate and distribute pro rata to its shareholders as of the close of business on the Closing Date full and fractional Class A, Class C, Class I and Class Y shares of Calvert Equity Portfolio. The total net asset value of Calvert Equity Portfolio shares received by each Merging Fund shareholder will equal the aggregate value of that shareholder's corresponding class of shares computed as of the close of business on the Valuation Date (the business day immediately preceding the Closing Date). This method of valuation is consistent with interpretations of Rule 22c-1 under the 1940 Act by the SEC's Division of Investment Management. Such liquidation and distribution will be accomplished by the establishment of accounts on the share records of Calvert Equity Portfolio, representing the respective pro rata number of full and fractional shares of Calvert Equity Portfolio due shareholders of each Merging Fund. Share certificates will not be issued in connection with the Reorganizations.

The consummation of each Reorganization Plan is subject to the conditions set forth therein, including the approval of the Reorganization Plan by the lesser of (i) 67% or more of the shares of the related Merging Fund entitled to vote and present at the Meeting, if the holders of more than 50% of the outstanding shares entitled to vote are present in person or represented by proxy, or (ii) more than 50% of the outstanding shares of the related Merging Fund entitled to vote. The votes of the shareholders of Calvert Equity Portfolio are not being solicited because their approval or consent is not necessary for the Reorganization.

Representations, Warranties and Agreements. Both parties to each Reorganization shall have complied with their respective responsibilities under the applicable Reorganization Plan, the respective representations and warranties contained in that Reorganization Plan shall be true in all material respects as of the Closing Date, and there shall have been no material adverse change in the financial condition, results of operations, business, properties, or assets of either Fund which is a party to that Reorganization Plan since the date of the Fund's most recent Annual Report. Both parties to each Reorganization shall produce certificates satisfactory in form and substance indicating that they have met the terms of the Reorganization Plan.

Tax Opinions. With respect to the Large Cap Core Reorganization, CSIF shall have received an opinion of counsel, and, with respect to the Global Value Reorganization and Global Equity Income Reorganization, CSIF and CSF shall have received an opinion of counsel, addressed to the related Merging Fund and the Acquiring Fund and in form and substance satisfactory to CSIF and CSF, as applicable, as to certain of the federal income tax consequences of the Reorganization under the Internal Revenue Code (the "Code") to the related Funds and their respective shareholders. For purposes of rendering its opinion, counsel may rely exclusively and without independent verification, as to factual matters, on the statements made in the applicable Reorganization Plan, this Prospectus/Proxy Statement, and on other written representations of CSIF or CSF, on behalf of each Fund. With respect to each Reorganization, counsel will opine, based on the facts and assumptions stated in the applicable legal opinion, that, while the matter is not entirely free from doubt, for federal income tax purposes:

1. The transfer of all of the assets of the related Merging Fund in exchange for Class A, Class C, Class I and Class Y shares of Calvert Equity Portfolio and the assumption by Calvert Equity Portfolio of the liabilities of the Merging Fund followed by the distribution of those shares pro rata to shareholders of the corresponding class of Merging Fund shares in liquidation thereof will constitute a "reorganization" within the meaning of §368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and Calvert Equity Portfolio and the related Merging Fund will each be "a party to the Reorganization" within the meaning of §368(b) of the Code.

2. No gain or loss will be recognized by Calvert Equity Portfolio upon the receipt of the assets of the related Merging Fund solely in exchange for Calvert Equity Portfolio shares and the assumption by the Calvert Equity Portfolio of the liabilities of the Merging Fund.

3. No gain or loss will be recognized by the related Merging Fund upon the transfer of its assets to Calvert Equity Portfolo in exchange for Calvert Equity Portfolio shares and the assumption by the Calvert Equity Portfolio of the liabilities of the Merging Fund, or upon the distribution (whether actual or constructive) of such shares to the shareholders of the related Merging Fund in exchange for their Merging Fund shares.

4. No gain or loss will be recognized by the shareholders of the related Merging Fund upon the exchange of their Merging Fund shares for Calvert Equity Portfolio shares in liquidation of the Merging Fund.

5. The aggregate tax basis of Calvert Equity Portfolio shares received by each shareholder of the related Merging Fund pursuant to the Reorganization will be the same as the aggregate tax basis of the Merging Fund shares held by such shareholder immediately prior to the Reorganization, and the holding period of Calvert Equity Portfolio shares received by each shareholder of the related Merging Fund will include the period during which the shares of the Merging Fund exchanged therefor were held by such shareholder (provided the shares of the Merging Fund were held as a capital asset on the date of the Reorganization).

6. The tax basis of the assets of the related Merging Fund acquired by Calvert Equity Portfolio will be the same as the tax basis of those assets to the Merging Fund immediately prior to the Reorganization, and the holding period of the assets of the related Merging Fund in the hands of Calvert Equity Portfolio will include the period during which those assets were held by the Merging Fund.

7. Calvert Equity Portfolio will succeed to and take into account the capital loss carryovers of the related Merging Fund described in section 381(c) of the Code. Calvert Equity Portfolio will take any such capital loss carryovers into account subject to the conditions and limitations specified in sections 381, 382, 383 and 384 of the Code and regulations thereunder.

Amendment and Termination. Each Reorganization Plan may be amended by mutual written consent of the parties to that Reorganization Plan authorized by the CSIF Board or CSF Board, as applicable. Each Reorganization Plan may be amended before or after it has been approved by shareholders of the related Merging Fund, but following its approval by shareholders, no amendment may be made that substantially changes the terms of the Reorganization Plan.

Each Reorganization Plan may be terminated, and the applicable Reorganization abandoned, at any time prior to the Closing Date by either party to that Reorganization Plan upon notice to the other party, whether before or after approval by shareholders of the related Merging Fund, or by either party by notice to the other party at any time prior to the Closing Date if any material condition to its performance under that Reorganization Plan or a material covenant of the other party set forth in that Reorganization Plan has not been fulfilled, or a material default or material breach of that Reorganization Plan is made by the other party.

Reorganization Expenses and Fees. In accordance with each Reorganization Plan, the related Merging Fund is responsible for the payment of expenses incurred in connection with the Reorganization. The aggregate expenses to cover all legal and accounting fees and expenses, printing expenses, vote tabulation and solicitation costs, and other fees and expenses incurred in connection therewith are estimated to be $46,000 for the Large Cap Core Reorganization, $37,000 for the Global Value Reorganization and $28,000 for the Global Equity Income Reorganization. The fees described above do not include the transaction costs associated with repositioning the portfolio securities for each Merging Fund, which costs are estimated to be $49,400 for the Large Cap Core Reorganization, $94,400 for the Global Value Reorganization and $35,400 for the Global Equity Income Reorganization. These transaction costs will ultimately be borne by shareholders invested in either the related Merging Fund or Calvert Equity Portfolio. See "Synopsis — Investment Objectives and Principal Investment Strategies — Sale of Merging Fund Securities" above.

Description of Shares of the Acquiring Fund. In accordance with the procedures under each Reorganization Plan as described above, each shareholder of Class A, Class C, Class I and Class Y shares of the related Merging Fund as of the Closing Date will receive that number of Class A, Class C, Class I and Class Y shares, respectively, of Calvert Equity Portfolio equal in value at the Valuation Date to the aggregate value of the shares of the related Merging Fund then held by such shareholder. Each share will be fully paid and non-assessable when issued and transferable without restrictions and will have no preemptive or conversion rights.

The shares to be issued by Calvert Equity Portfolio are sold at NAV, subject to a front-end sales charge for Class A shares and a contingent deferred sales charge ("CDSC") for Class C shares. Each transfer related to the Reorganization will be effected at NAV without the imposition of a sales charge. Accordingly, the shareholders of each Merging Fund as of the Closing Date will receive shares of Calvert Equity Portfolio without paying any front-end sales charge or a CDSC as a result of the applicable Reorganization.

Following each Reorganization, shareholders of Class A and Class C shares of Calvert Equity Portfolio will pay the 12b-1 fee that is applicable to each such class, and shareholders of all Calvert Equity Portfolio shares will also pay shareholder servicing fees and administrative service fees. See "Expense Comparison" above.

After each Reorganization, the value of your shares will depend on the performance of Calvert Equity Portfolio, rather than that of the related Merging Fund.

Federal Income Tax Consequences. Each Reorganization Plan is intended to be a tax-free reorganization pursuant to Section 368(a)(1) of the Code. Opinions of counsel are not binding on the Internal Revenue Service or the courts. If a Reorganization is consummated but does not qualify as a tax-free reorganization under the Code, the consequences described above would not be applicable, and shareholders of the related Merging Fund could recognize a gain or loss on the transaction.

Effect of the Reorganization on Capital Loss Carryforwards. As of September 30, 2015 for Large Cap Core and Calvert Equity Portfolio and as of December 31, 2015 for Global Value and Global Equity Income, each Merging Fund and Calvert Equity Portfolio had capital loss carryforwards as shown in the table below.

	Capital Loss Carryforwards			
	Large Cap Core	**Global Value**	**Global Equity Income**	**Calvert Equity Portfolio**
Expiring September 30, 2017	-	-	-	$41,919,182
Short-Term Unexpiring	-	-	$436,812	-
Long-Term Unexpiring	-	-	$271,484	-

If a Reorganization is not consummated, the loss carryforwards of the related Merging Fund should be available to offset any net realized capital gains of that Fund. It is anticipated that no distributions of net realized capital gains would be made by any Fund until the capital loss carryforwards are offset by net realized capital gains.

If a Reorganization is consummated, Calvert Equity Portfolio will be constrained in the extent to which it can use the capital loss carryforwards of the related Merging Fund because of limitations imposed by the Code, on the occurrence of an ownership change. Calvert Equity Portfolio should be able to use in each year a capital loss carryforward in an amount equal to the net asset value of the Merging Fund on the Closing Date multiplied by a long-term tax-exempt rate calculated by the Internal Revenue Service. If the amount of such a loss is not used in one year, it may be added to the amount available for use in the next year. For the first year after the Reorganization, the amount of capital loss carryforward that may be used under the formula will be further reduced to reflect the number of days remaining in the year following the Closing Date, which is currently anticipated to be on or about June 24, 2016.

Operating Expenses of the Combined Fund. After the consummation of the Reorganization, the total operating expenses of Calvert Equity Portfolio, as a percent of net assets, are estimated to be less than the current operating expenses of each Merging Fund. Certain administrative and fixed costs, such as set up fees for printing prospectuses, semi-annual and annual reports and proxy statements, legal expenses, audit fees, registration fees, and other similar expenses would be spread across a larger asset base. These efficiencies are reflected in the Pro Forma Combined Fund expenses shown in the tables under "Expense Comparison", however the expense ratio of the Pro Forma Combined Fund is not reduced because the Merging Funds' total assets are significantly smaller than the total assets of Calvert Equity Portfolio.

Capitalization. CSIF may issue an unlimited number of shares of beneficial interest without par value. The CSIF Declaration of Trust authorizes the Board to allocate shares of beneficial interest into classes or series, with rights determined by the Board, without shareholder approval.

LARGE CAP CORE  CALVERT EQUITY PORTFOLIO

The following table shows the capitalization of Large Cap Core and Calvert Equity Portfolio as of ~~September 30~~March 31, ~~2015~~2016, and on a pro forma basis the capitalization of the Combined Fund as of that date, giving effect to the proposed acquisition of assets at net asset value.

Capitalization	(Merging Fund) Large Cap Core	(Acquiring Fund) Calvert Equity Portfolio	Pro Forma Adjustments*	(Pro Forma Combined Fund) Calvert Equity Portfolio**
Net Assets				
Class A	$69,007,975	$1,300,091,291	($64,998)	$1,369,034,268
	$68,949,974	$1,328,913,300	($35,528)	$1,397,827,746
Class C	$12,289,426	$165,061,444	($11,575)	$177,339,295
	$12,077,319	$169,649,303	($6,223)	$181,720,399
Class I	$15,814,616	$483,372,696	($14,896)	$499,172,416
	$101,243,830	$567,953,656	($52,167)	$669,145,319
Class Y	$4,172,964	$159,037,655	($3,931)	$163,206,688
	$2,875,747	$157,114,056	($1,482)	$159,988,321
Shares Outstanding				
Class A	3,801,014	32,366,347	(2,084,734)	34,082,627
	3,223,795	27,808,189	(1,781,769)	29,250,215
Class C	776,561	6,193,565	(315,854)	6,654,272
	631,645	4,850,489	(286,559)	5,195,575
Class I	843,555	10,686,912	(494,236)	11,036,231
	4,620,551	10,786,574	(2,698,582)	12,708,543
Class Y	225,604	3,855,600	(124,537)	3,956,667
	132,244	3,213,254	(73,466)	3,272,032
Net Asset Value per Share				
Class A	$18.16	$40.17		$40.17
	$21.39	$47.79		$47.79
Class C	$15.83	$26.65		$26.65
	$19.12	$34.98		$34.98
Class I	$18.75	$45.23		$45.23
	$21.91	$52.65		$52.65
Class Y	$18.50	$41.25		$41.25
	$21.75	$48.90		$48.90

* The table reflects the estimated aggregate Reorganization expenses of $46,000, which will be borne by Large Cap Core. In addition, it is expected that the Funds will incur aggregate transaction costs of approximately $49,400 in connection with repositioning portfolio securities. These repositioning costs and the portion of the Reorganization expenses that are attributable to Class A, Class C and Class I will reduce the net assets of the Pro Forma Combined Fund. Class Y is subject to a contractual expense limitation and the expense ratio of Class Y is higher than the applicable expense limitation. Therefore, the Reorganization expenses attributable to Class Y will effectively be borne by CIM. See "Information About Each Reorganization — Reorganization Expenses and Fees".

** The pro forma combined net assets do not reflect adjustments with respect to distributions prior to the Reorganization. The actual exchange ratio will be determined based on the relative net asset value per share and the number of shares outstanding of each Fund on the Closing Date.

GLOBAL VALUE ➔ CALVERT EQUITY PORTFOLIO

The following table shows the capitalization of Global Value and Calvert Equity Portfolio as of DecemberMarch 31, 2015 2016, and on a pro forma basis the capitalization of the Combined Fund as of that date, giving effect to the proposed acquisition of assets at net asset value.

Capitalization	(Merging Fund) Global Value	(Acquiring Fund) Calvert Equity Portfolio	Pro Forma Adjustments*	(Pro Forma Combined Fund) Calvert Equity Portfolio**
Net Assets				
Class A	$54,912,962 / ~~$56,428,987~~	$1,300,091,291 / ~~$1,358,898,181~~	($62,525) / ~~($62,253)~~	$1,354,941,728 / ~~$1,415,264,915~~
Class C	$4,955,198 / ~~$4,931,690~~	$165,061,444 / ~~$169,218,813~~	($5,642) / ~~($5,441)~~	$170,011,000 / ~~$174,145,062~~
Class I	$1,126,466 / ~~$1,131,713~~	$483,372,696 / ~~$479,469,841~~	($1,283) / ~~($1,249)~~	$484,497,879 / ~~$480,600,305~~
Class Y	$54,407,647 / ~~$56,614,507~~	$159,037,655 / ~~$159,437,471~~	($61,950) / ~~($62,457)~~	$213,383,352 / ~~$215,989,521~~
Shares Outstanding				
Class A	967,231 / ~~988,619~~	32,366,347 / ~~33,942,990~~	398,227 / ~~419,493~~	33,731,805 / ~~35,351,102~~
Class C	87,967 / ~~86,840~~	6,193,565 / ~~6,358,585~~	97,757 / ~~98,288~~	6,379,289 / ~~6,543,713~~
Class I	19,875 / ~~19,878~~	10,686,912 / ~~10,646,644~~	5,002 / ~~5,227~~	10,711,789 / ~~10,671,749~~
Class Y	967,732 / ~~1,002,224~~	3,855,600 / ~~3,881,079~~	349,739 / ~~374,408~~	5,173,071 / ~~5,257,711~~
Net Asset Value per Share				
Class A	$56.77 / ~~$57.08~~	$40.17 / ~~$40.03~~		$40.17 / ~~$40.03~~
Class C	$56.33 / ~~$56.79~~	$26.65 / ~~$26.61~~		$26.65 / ~~$26.61~~
Class I	$56.68 / ~~$56.93~~	$45.23 / ~~$45.03~~		$45.23 / ~~$45.03~~
Class Y	$56.22 / ~~$56.49~~	$41.25 / ~~$41.08~~		$41.25 / ~~$41.08~~

* The table reflects the estimated aggregate Reorganization expenses of $37,000, which will be borne by Global Value. However, each class of shares of Global Value is subject to a contractual expense limitation and the expense ratio of each class is higher than the applicable expense limitation. Therefore, the Reorganization expenses will effectively be borne by CIM. In addition, it is expected that the Funds will incur aggregate transaction costs of approximately $94,400 in connection with repositioning portfolio securities. These repositioning costs are excluded from Global Value's contractual expense limitations and will reduce the net assets of the Pro Forma Combined Fund. See "Information About Each Reorganization — Reorganization Expenses and Fees".

** The pro forma combined net assets do not reflect adjustments with respect to distributions prior to the Reorganization. The actual exchange ratio will be determined based on the relative net asset value per share and the number of shares outstanding of each Fund on the Closing Date.

GLOBAL EQUITY INCOME ➔ CALVERT EQUITY PORTFOLIO

The following table shows the capitalization of Global Equity Income and Calvert Equity Portfolio as of ~~December 31, 2015~~March 31, 2016, and on a pro forma basis the capitalization of the Combined Fund as of that date, giving effect to the proposed acquisition of assets at net asset value.

Capitalization	(Merging Fund) Global Equity Income	(Acquiring Fund) Calvert Equity Portfolio	Pro Forma Adjustments*	(Pro Forma Combined Fund) Calvert Equity Portfolio**
Net Assets				
Class A	$30,133,197	$1,300,091,291	($48,314)	$1,330,176,174
	$29,005,118	$1,358,898,181	($48,462)	$1,387,854,837
Class C	$4,708,637	$165,061,444	($7,550)	$169,762,531
	$4,555,019	$169,218,813	($7,610)	$173,766,222
Class I	$1,102,221	$483,372,696	($1,767)	$484,473,150
	$1,079,658	$479,469,841	($1,804)	$480,547,695
Class Y	$3,598,052	$159,037,655	($5,769)	$162,629,938
	$3,306,412	$159,437,471	($5,524)	$162,738,359
Shares Outstanding				
Class A	1,611,823	32,366,347	(862,884)	33,115,286
	1,571,614	33,942,990	(848,240)	34,666,364
Class C	252,384	6,193,565	(75,983)	6,369,966
	247,270	6,358,585	(76,379)	6,529,476
Class I	58,952	10,686,912	(34,622)	10,711,242
	58,497	10,646,644	(34,561)	10,670,580
Class Y	190,542	3,855,600	(103,456)	3,942,686
	177,387	3,881,079	(97,034)	3,961,432
Net Asset Value per Share				
Class A	$18.70	$40.17		$40.17
	$18.46	$40.03		$40.03
Class C	$18.66	$26.65		$26.65
	$18.42	$26.61		$26.61
Class I	$18.70	$45.23		$45.23
	$18.46	$45.03		$45.03
Class Y	$18.88	$41.25		$41.25
	$18.64	$41.08		$41.08

*   The table reflects the estimated aggregate Reorganization expenses of $28,000, which will be borne by Global Equity Income.   However, each class of shares of Global Equity Income is subject to a contractual expense limitation and the expense ratio of each class is higher than the applicable expense limitation. Therefore, the Reorganization expenses will effectively be borne by CIM. In addition, it is expected that the Funds will incur aggregate transaction costs of approximately $35,400 in connection with repositioning portfolio securities. These costs are excluded from Global Equity Income's contractual expense limitations and will reduce the net assets of the Pro Forma Combined Fund. See "Information About Each Reorganization — Reorganization Expenses and Fees".

**   The pro forma combined net assets do not reflect adjustments with respect to distributions prior to the Reorganization. The actual exchange ratio will be determined based on the relative net asset value per share and the number of shares outstanding of each Fund on the Closing Date.

SHAREHOLDER INFORMATION FOR THE ACQUIRING FUND

Except as otherwise noted, the discussion in this section reflects information that applies to all of the Funds.

Share Classes. Each Fund offers Class A, Class C, Class I and Class Y shares.

Purchase, Exchange and Redemption of Shares. The Funds have identical procedures for purchasing, exchanging and redeeming shares. Shares of each Fund are sold on a continuous basis at net asset value. All investments are in full and fractional shares. The minimum initial investment for Class A and Class C shares of each Fund is $2,000 for regular accounts and $1,000 for IRA accounts, and the minimum for additional investments in each Fund is $250. The minimum initial investment for Class I shares of each Fund is $1,000,000. Each Fund may waive investment minimums and applicable service fees for certain investors.

The sales charge for the Class A shares of each Fund is 4.75%. The Class A sales charge declines in a series of steps for each Fund as a shareholder's total investment in Calvert Funds that assess a sales charge increases. There is no sales charge on Class A purchases of $1,000,000 or more, but if CID has paid a finder's fee in connection with such purchase a one-year CDSC of 0.80% will apply. Class C shares of each Fund have a 1.00% CDSC. You will not pay a sales charge in connection with any Reorganization.

Shares may only be exchanged for shares of the same class of another Calvert fund, and the exchange must satisfy the minimum investment amount for that Calvert fund. You may exchange shares acquired by reinvestment of dividends or distributions into another Calvert fund at no additional charge. Each Fund reserves the right to terminate or modify the exchange privilege with 60 days' written notice. See "— Exchanges".

Shares of each Fund may be redeemed at the net asset value next determined after receipt of a redemption request, on any day the Fund is open for business (less any applicable CDSC). Payment for redeemed shares will be made promptly, but in no event later than seven days after receiving a redemption request. Each Fund reserves the right to suspend or postpone redemptions during any period when: (a) trading on the NYSE is restricted, as determined by the SEC, or the NYSE is closed all day for other than customary weekend and holiday closings; (b) the SEC has granted an order to the Fund permitting such suspension; or (c) an emergency, as determined by the SEC, exists, making disposal of portfolio securities or valuation of net assets of the Fund not reasonably practicable. The amount received upon redemption of the shares of a Fund may be more or less than the amount paid for the shares, depending upon the fluctuations in the market value of the assets owned by that Fund. Each Fund has the right to redeem shares in assets other than cash for redemption amounts exceeding, in any 90-day period, $250,000 or 1% of the NAV of that Fund, whichever is less, by making redemptions-in-kind (distributions of a pro rata share of the portfolio securities, rather than cash). A redemption-in-kind transfers the transaction costs associated with redeeming the security from the Fund to the investor. The investor will also bear any market risks associated with the portfolio security until the security can be sold. See "— How to Sell Shares".

For more detailed information regarding the Funds' purchase, exchange and redemption procedures see the CSIF SAI.

How Shares are Priced. The price of shares is based on the applicable Fund's NAV. The NAV is computed by adding the value of the Fund's securities holdings plus other assets, subtracting liabilities, and then dividing the result by the number of shares outstanding.

Each Fund's NAV is calculated as of the close of each business day, which coincides with the closing of the regular session of the NYSE (generally 4 p.m. ET). Each Fund is open for business each day the NYSE is open.

If a Fund holds securities that are primarily listed on foreign exchanges that trade on days when the NYSE is closed, it does not price shares on days when the NYSE is closed, even if foreign markets may be open. As a result, the value of the Fund's shares may change on days when you will not be able to buy or sell shares.

Generally, portfolio securities and other assets are valued based on market quotations. Debt securities are valued utilizing the average of bid prices or at bid prices based on a matrix system (which considers such factors as security prices, yields, maturities and ratings) furnished by dealers through an independent pricing service.

Under the oversight of the Board and pursuant to each Fund's valuation procedures adopted by the Board, CIM determines when a market quotation is not readily available or reliable for a particular security. Investments for which market quotations are not readily available or reliable are fair valued by a fair value team consisting of officers of the Fund and of CIM, as determined in good faith under consistently applied procedures under the general supervision of the Board. No single standard exists for determining fair value, which depends on the circumstances of each investment, but in general fair value is deemed to be the amount an owner might reasonably expect to receive for a security upon its current sale.

In making a fair value determination, under the ultimate supervision of the Board, CIM, pursuant to the Funds' valuation procedures, generally considers a variety of qualitative and quantitative factors relevant to the particular security or type of security. These factors are subject to change over time and are reviewed periodically to ascertain whether there are changes in the particular circumstances affecting an investment which may warrant a change in either the valuation methodology for the investment, or the fair value derived from that methodology, or both. The general factors considered typically include, for example, fundamental analytical data relating to the investment, the nature and duration of restrictions, if any, on the security, and the forces that influence the market in which the security is purchased and sold, as well as the type of security, the size of the holding and numerous other specific factors. Foreign securities are valued based on quotations from the principal market in which such securities are normally traded. If events occur after the close of the principal market in which securities are traded, and before the close of business of the Fund, that are expected to materially affect the value of those securities, then they are valued at their fair value taking these events into account. In addition, fair value pricing may be used for high-yield debt securities or in other instances where a portfolio security is not traded in significant volume for a substantial period.

The values assigned to fair value investments are based on available information and do not necessarily represent amounts that might ultimately be realized. Further, because of the inherent uncertainty of valuation, the fair values may differ significantly from the value that would have been used had a ready market for the investment existed, and these differences could be material.

When Your Account Will Be Credited. Each purchase of Fund shares is processed at the NAV next calculated after your order is received in good order and accepted. This means that your request must include (i) the Fund name and account number, (ii) the amount of the transaction (in dollars or shares), (iii) signatures of all owners exactly as registered on the account (for mail requests); (iv) signature guarantees (if required); (v) any supporting legal documentation that may be required; and (vi) any outstanding certificates representing shares to be redeemed.

All purchases of Fund shares must be made in US dollars. No cash or third party checks will be accepted. No credit card or credit loan checks will be accepted. Each Fund reserves the right to suspend the offering of shares for a period of time or to reject any specific purchase order. All purchase orders must be sent to the Transfer Agent; however, as a convenience, check purchases received at Calvert's office in Bethesda, Maryland will be sent by overnight delivery to the Transfer Agent and will be credited the next business day upon receipt. Any check purchase received without an investment slip may cause delayed crediting. If your check does not clear your bank, your purchase will be canceled and you will be charged a $25 fee plus any costs incurred. All purchases will be confirmed and credited to your account in full and fractional shares (rounded to the nearest 1/1000th of a share). These procedures apply only to new purchases and do not apply to the Calvert Equity Portfolio shares that would be issued upon consummation of the Reorganization.

Revenue Sharing. CIM, Calvert Investment Distributors, Inc. (the Funds' distributor), and/or their affiliates make payments, out of their own assets and not as an additional charge to the Fund, to financial intermediaries in connection with the sale and/or distribution of Fund shares or the retention and/or servicing of Fund investors and Fund shares ("revenue sharing"). These payments are not reflected as additional expenses in the fee table contained in this Prospectus/Proxy Statement. The recipients of these payments may include the Funds' distributor and other affiliates of CIM, as well as non-affiliated broker-dealers, financial institutions and other financial intermediaries through which investors may purchase shares of the Fund, including your financial intermediary. The total amount of these payments may be substantial to any given recipient and may exceed the costs and expenses incurred by the recipient for any Fund-related marketing or shareholder servicing activities.

Revenue sharing payments may create an incentive for an intermediary or its employees or associated persons to recommend or sell shares of the Funds to you. You may contact your financial intermediary for details about revenue sharing payments it receives or may receive. Revenue sharing payments also benefit CIM, the Funds' distributor and their affiliates to the extent the payments result in more assets being invested in the Fund on which fees are being charged.

Market Timing Policy. In general, the Funds are designed for long-term investment and not as frequent or short-term trading ("market timing") vehicles. The Funds discourage frequent purchases and redemptions of Fund shares by Fund shareholders. Further, the Funds do not accommodate frequent purchases and redemptions of Fund shares by Fund shareholders. Accordingly, the CSIF Board and CSF Board adopted policies and procedures in an effort to detect and prevent market timing in the Funds. The CSIF Board and CSF Board believe that market timing activity is not in the best interest of shareholders. Market timing can be disruptive to the portfolio management process and may adversely impact the ability of the Advisor and Subadvisor(s) to implement a Fund's investment strategies. In addition, market timing can disrupt the management of a Fund and raise its expenses through: increased trading and transaction costs; forced and unplanned portfolio turnover; time-zone arbitrage for securities traded on foreign markets; and large asset swings that decrease a Fund's ability to provide maximum investment return to all shareholders. This in turn can have an adverse effect on Fund performance. Each Fund or Calvert at its discretion may reject any purchase or exchange request (purchase side only) it believes to be market timing. However, there is no guarantee that Calvert will detect or prevent market timing activity.

Shareholders may hold shares of any Fund in accounts with financial intermediaries such as investment advisors, broker/dealers or retirement plan administrators, commonly called omnibus accounts, where the financial intermediary holds Fund shares for a number of its customers in one account. The financial intermediary may have adopted market timing policies that differ from the market timing policies adopted by the CSIF Board and the CSF Board. In formulating their market timing policies, these financial intermediaries may or may not seek input from Calvert regarding certain aspects of their market timing policies, such as the amount of any redemption fee, the minimum holding period or the applicability of trading blocks. As a result, the market timing policies adopted by financial intermediaries may be quite dissimilar from the policies adopted by the CSIF Board and thd CSF Board. Shareholders should contact the financial intermediary through which the Fund shares are held for more information on the market timing policies that apply to those shares.

Because omnibus account arrangements permit multiple investors to aggregate their respective share ownership positions and purchase, redeem and exchange Fund shares without the identity of the particular shareholder(s) being known to a Fund, the ability of a Fund to monitor and detect market timing activity through omnibus accounts is very limited. Each Fund has established information sharing agreements with financial intermediaries as required by Rule 22c-2 under the 1940 Act and otherwise uses reasonable efforts to work with financial intermediaries to identify market timing activity in underlying accounts. If a Fund or its Transfer Agent or shareholder servicing agent suspects there is market timing activity in an omnibus account, Calvert will seek full cooperation from the financial intermediary maintaining the account to identify the underlying participant. Calvert expects the financial intermediary to take immediate action to stop any further market timing activity in the Fund by such participant(s) or plan, or else the Fund will be withdrawn as an investment option for that account. Calvert expects all financial intermediaries that maintain omnibus accounts to make reasonable efforts to identify and restrict the short-term trading activities of underlying participants in the Funds.

Each Fund and CID reserve the right at any time to reject or cancel any part of any purchase or exchange order (purchase side only). Orders are canceled within one business day, and the purchase price is returned to the investor. Each Fund and CID also may modify any terms or conditions of purchase of shares of any Fund (upon prior notice) or withdraw all or any part of the offering made by this Prospectus.

Dividends and Distributions. Each Fund pays dividends from its net investment income on a monthly basis. Net investment income consists of interest income and dividends declared and paid on investments, less expenses. Distributions of net short-term capital gains (treated as dividends for tax purposes) and net long-term capital gains, if any, are normally paid once a year; however, the Funds do not anticipate making any such distributions unless available capital loss carryovers have been used or have expired. Dividend and distribution payments will vary between classes. Dividends and any distributions are automatically reinvested in the same Fund at NAV (without sales charge), unless you elect to have amounts of $10 or more paid in cash (by check or by electronic funds transfer).

Federal Taxes. In January, the Funds will mail Form 1099-DIV indicating the federal tax status of dividends and any capital gain distributions paid to you during the past year. Generally, dividends and distributions are taxable in the year they are paid. However, any dividends and distributions paid in January but declared during the prior three months are taxable in the year declared. Dividends and distributions are taxable to you regardless of whether they are taken in cash or reinvested. Dividends, including short-term capital gains, are taxable as ordinary income. Distributions from long-term capital gains are taxable as long-term capital gains, regardless of how long you have owned shares.

You may realize a capital gain or loss when you sell or exchange Fund shares. This capital gain or loss will be short- or long-term, depending on how long you have owned the Fund shares which were sold. In January, if you have sold Fund shares, the Fund will mail to you Form 1099-B indicating the total amount of all such sales, including exchanges.

Cost Basis Reporting. Beginning in 2012, the Internal Revenue Service ("IRS") implemented new cost basis reporting rules that require mutual fund companies to calculate and report cost basis information to both the shareholder and the IRS on IRS Form 1099-B when certain shares are sold. The new cost basis regulations do not affect retirement accounts and shares acquired before January 1, 2012. Each Fund permits shareholders to elect from among several IRS-accepted cost basis methods, including average cost. In the absence of an election by a shareholder, the Fund uses the average cost method with respect to that shareholder. The cost basis method a shareholder elects may not be changed with respect to a redemption of shares after the settlement date of the redemption. Shareholders should consult with their tax advisors to determine the best IRS-accepted cost basis method for their tax situation and to obtain more information about how the new cost basis reporting rules apply to them.

Other Tax Information. You may be subject to state or local taxes on your investment, depending on the laws in your area. You will be notified to the extent, if any, that dividends reflect interest received from U.S. government securities. Such dividends may be exempt from certain state income taxes.

How To Sell Shares. You may redeem all or a portion of your Fund shares on any day the Fund is open for business, provided the amount requested is not on hold. When purchased by check or electronic funds transfer, the purchase will be on hold for up to 10 business days from the date of receipt. During the hold period, redemption proceeds will not be sent until the transfer agent is reasonably satisfied that the purchase payment has been collected.

Your Fund shares will be redeemed at the next NAV calculated after the redemption request is received by the transfer agent in good order (less any applicable CDSC). The proceeds will normally be sent to you on the next business day, but if making immediate payment could adversely affect the Fund, it may take up to seven (7) days to make payment. Redemptions via electronic funds transfer generally will be credited to your bank account by the second business day after your phone call.

Exchanges. Calvert offers a wide variety of investment options that includes common stock funds and tax-exempt and corporate bond funds (call your financial professional or a Calvert representative for more information). We make it easy for you to purchase shares in other Calvert Funds if your investment goals change. The exchange privilege offers flexibility by allowing you to exchange shares on which you have already paid a sales charge from one mutual fund to another at no additional charge.

Complete and sign an account application, taking care to register your new account in the same name and taxpayer identification number as your existing Calvert account(s). Exchange instructions may then be given by telephone if telephone redemptions have been authorized and the shares are not in certificate form.

Before you make an exchange, please note the following:

Each exchange represents the sale of shares of one Fund and the purchase of shares of another. Therefore, you could realize a taxable gain or loss.

You may exchange shares acquired by reinvestment of dividends or distributions into another Calvert Fund at no additional charge.

Shares may only be exchanged for shares of the same class of another Calvert Fund, and the exchange must satisfy the minimum investment amount for that Calvert Fund.

No CDSC is imposed on exchanges of shares subject to a CDSC at the time of the exchange. The applicable CDSC is imposed at the time the shares acquired by the exchange are redeemed.

Exchange requests will not be accepted on any day when Calvert is open but the Fund's custodian bank is closed (e.g., Columbus Day and Veterans Day); these exchange requests will be processed the next day the Fund's custodian bank is open.

The Fund reserves the right to terminate or modify the exchange privilege with 60 days' written notice.

INFORMATION ON SHAREHOLDER RIGHTS

Large Cap Core and Calvert Equity Portfolio are separate series of CSIF and Global Value and Global Equity Income are separate series of CSIF. CSIF and CSF are open-end management investment companies registered with the SEC under the 1940 Act. CSIF is organized as a Massachusetts business trust and CSF is organized as a Maryland business trust. With respect to the Large Cap Core Reorganization, the Merging Fund and Acquiring Fund are organized under and subject to the organizational documents (i.e., the Declaration of Trust and By-Laws) of the same registered investment company, so there are no differences with respect to shareholder rights. With respect to the Global Value Reorganization and the Global Equity Income Reorganization, the Merging Fund and Acquiring are organized under and subject to different organizational documents, which are comparable but differ in certain important respects.

The following chart provides a brief summary of certain provisions of the organizational documents of CSIF and CSF and is not a complete description of those documents or applicable law. For more complete information, shareholders should refer directly to the provisions of the Declaration of Trust and By-Laws of CSIF and CSF as well as Maryland, Massachusetts, and federal law.

COMPARISON OF THE DECLARATION OF TRUSTS AND BYLAWS OF CSIF AND CSF	
CSF	*CSIF*
Governing Law. CSF is governed by applicable federal law and the law of the State of Maryland.	**Governing Law**. CSIF is governed by applicable federal law and the law of the Commonwealth of Massachusetts.
Record Dates. For the purpose of determining shareholders entitled to notice of, or to vote any any meeting of shareholders, or for the purpose of determining shareholders entitled to receive payment of any dividend, distribution or allotment of rights, or in order to make a determination of shareholders for any other proper purpose, the Trustees may fix in advance a date as the record date, which shall not be more than one hundred twenty (120) days before the date of any such meeting or the date of the date of the particular action to be taken.	**Record Dates**. For the purpose of determining shareholders entitled to notice of, or to vote any any meeting of shareholders, or for the purpose of determining shareholders entitled to receive payment of any dividend, distribution or allotment of rights, or in order to make a determination of shareholders for any other proper purpose, the Trustees may fix in advance a date as the record date, which shall not be more than ninety (90) days before the date of any such meeting or the date of the date of the particular action to be taken.
Notice of Shareholder Meetings. Notice of all meetings of shareholders and any postponements thereof shall be given at least seven (7) and not more than one hundred twenty (120) days before the date for the meeting set forth in such notice.	**Notice of Shareholder Meetings**. Notice of all meetings of shareholders and any postponements thereof shall be given at least ten (10) and not more than ninety (90) days before the date for the meeting set forth in such notice.

Shareholder Meetings and Voting Rights. CSF, on behalf of its series, is not required to hold annual meetings of shareholders. A shareholder meeting may be called at the direction of the Board or upon written request of the holders of not less than 33 1/3% of the outstanding shares of CSIF entitled to vote at the meeting, or as required by law or regulation. One-quarter of the outstanding shares of each TCF series entitled to vote, present in person or represented at the meeting by proxy, constitutes a quorum for consideration of a matter at a shareholders' meeting; *provided*, *however*, if a quorum is not present at the designated time and place of a shareholder meeting and the meeting is adjourned, then the number of outstanding shares present in person or by proxy at the next meeting and entitled to vote thereat shall constitute a quorum for the transaction of business. In the event a quorum is present at a meeting and the withdrawal of a number of Shareholders from such meeting causes a quorum to not be present for any vote, the remaining Shareholders may continue to transact business until adjournment. In When a quorum is present at a meeting, a majority of the shares represented (greater than 50%) of each CSIF series is sufficient to act on a matter, unless a larger or different vote is required by law, including the 1940 Act. Shareholders of each CSIF series vote separately, by series, as to matters that affect only their particular CSIF series. Each share of a CSIF series is entitled to one vote and each fractional share amount is entitled to a proportional fractional vote. Shares of each series have non-cumulative voting rights.	**Shareholder Meetings and Voting Rights**. CSIF, on behalf of its series, is not required to hold annual meetings of shareholders. A shareholder meeting may be called at the direction of the Board or upon written request of the holders of not less than 10% of the outstanding shares of CSIF entitled to vote at the meeting, or as required by law or regulation. One-quarter of the outstanding shares of each TCF series entitled to vote, present in person or represented at the meeting by proxy, constitutes a quorum for consideration of a matter at a shareholders' meeting; *provided*, *however*, that if the withdrawal of a number of Shareholders from the meeting causes a quorum to not be present for any vote the remaining Shareholders may adjourn the meeting until such time as a quorum is present. When a quorum is present at a meeting, a majority of the shares represented (greater than 50%) of each CSIF series is sufficient to act on a matter, unless a larger or different vote is required by law, including the 1940 Act. Shareholders of each CSIF series vote separately, by series, as to matters that affect only their particular CSIF series. Each share of a CSIF series is entitled to one vote and each fractional share amount is entitled to a proportional fractional vote. Shares of each series have non-cumulative voting rights.
Shareholder Liability. Each Declaration of Trust contains an express disclaimer of shareholder liability for acts or obligations of CSIF or CSF, as applicable. The shareholders of a series of CSIF or CSF might, however, under certain circumstances, be held personally liable for the obligations of CSIF or CSF, respectively. The Declaration of Trust provides for indemnification and reimbursement of expenses out of the assets of CSIF or CSF, as applicable, for any shareholder held personally liable for its obligations. In each case, the Declaration of Trust provides that, upon request, CSIF or CSF, as applicable, shall assume the defense of any claim made against any shareholder for its acts or obligations and satisfy any judgment thereon. The Declarations of Trust further provide that CSIF or CSF, as applicable, may maintain appropriate insurance (for example, fidelity bonding and errors and omissions insurance) for its protection and the protection of its Trustees, officers, employees, and agents to cover possible tort and other liabilities. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which both inadequate insurance exists and CSIF or CSF, as applicable, is unable to meet its obligations.	
Quorum for Meetings of the Trustees. Twenty five percent of the Trustees shall be present in person at any regular or special meeting of the Trustees in order to constitute a quorum for the transaction of business at such meeting and (except as otherwise required by law, the Declaration of Trust or the By-Laws) the act of a majority of the Trustees present at any meeting at which a quorum is present shall be the act of the Trustees.	**Quorum for Meetings of the Trustees**. A majority of the Trustees shall be present in person at any regular or special meeting of the Trustees in order to constitute a quorum for the transaction of business at such meeting and (except as otherwise required by law, the Declaration of Trust or the By-Laws) the act of a majority of the Trustees present at any meeting at which a quorum is present shall be the act of the Trustees.

Action Without a Meeting of the Trustees. Whenever Trustees are required or permitted to take any action at a meeting, such action may be taken by the Board of Trustees without a meeting on the written consent of a majority of the Trustees then in office, provided such meeting is not required to be held in person by the Investment Company Act of 1940 or other applicable law. If in accordance with the provisions of the Declaration of Trust any action is to be taken by a written consent of fewer than all of the Trustees, prompt notice of any such action shall be furnished to each Trustee who did not execute such written consent, provided that the effectiveness of such action shall not be impaired by any delay or failure to furnish such notice.	**Action Without a Meeting of the Trustees**. Whenever Trustees are required or permitted to take any action at a meeting, such action may be taken by the Board of Trustees without a meeting on the written consent of all of the Trustees then in office, provided such meeting is not required to be held in person by the Investment Company Act of 1940 or other applicable law.

Liability and Indemnification of Trustees. A current or former member of the CSIF or CSF Board of Trustees, as applicable, who is a party, or threatened to be made a party, to any actual or threatened claim, action, suit or proceeding, whether civil, criminal, administrative, legislative, investigative or other, by reason of his or her service as a Board member may be indemnified against all liabilities and expenses, including, without limitation, attorney's fees, costs, judgments, amounts paid in settlement, fines, and penalties, reasonably incurred in connection with such claim, action, suit or proceeding; *provided*, *however*, that no person may be indemnified against any liabilities to TCF or its shareholders if he or she has been adjudged to have engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. Provided they have acted under the belief that their actions are in the best interest of CSIF or CSF, as applicable, the Trustees and officers shall not be responsible for or liable in any event for neglect or wrongdoing by them or any officer, agent, employee, investment adviser, principal underwriter, transfer agent or custodian of TCF or of any entity providing administrative services for CSIF or CSF, respectively, but nothing shall protect any Trustee or officer against any liability to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Termination of Trust. Upon the requisite action of the Trustees to terminate the Trust or any series, after paying or otherwise providing for all charges, taxes, expenses and liabilities, whether due or accrued or anticipated, as may be determined by the Trustees and as required by Maryland law, which may include the establishment of a liquidating trust or similar vehicle, the Trust shall, in accordance with such procedures as the Trustees consider appropriate, reduce the remaining assets of the Trust or assets of a particular series thereof to distributable form in cash or other securities, or any combination thereof, and distribute the proceeds to the shareholders of shares of the Trust or such series in the manner determined by the Trustees, provided that shareholders of a particular series shall be entitled to receive a pro rata share of the net assets of such series only, subject to any variations with respect to classes of shares of such series, if any. Thereupon, the Trust or any affected series shall terminate, and the Trustees and the Trust shall be discharged of any and all further liabilities and duties relating thereto or arising therefrom, and the right, title, and interest of all parties with respect to the Trust or such series shall be canceled and discharged.	**Termination of Trust**. Subject to a majority shareholder vote, the Trustees may at any time sell and convert into money all the assets of the Trust. Upon making provision for the payment of all outstanding obligations, taxes and other liabilities, accrued or contingent, of the Trust, the Trustees shall distribute the remaining assets of the Trust ratably among the holders of the outstanding shares. Upon completion of the distribution of the remaining proceeds or the remaining assets, the Trust shall be discharged of any and all further liabilities and duties hereunder and the right, title, and interest of all parties shall be canceled and discharged.

Derivative Actions. The Declaration of Trust of CSF contains a section the purpose of which is to protect the interests of the Trust and its shareholders by establishing a process that will permit legitimate inquiries and claims to be made and considered while avoiding the time, expense, distraction and other harm that can be caused to the Trust and its shareholders as a result of spurious shareholder demands and derivative actions.	CSIF's Declaration of Trust contains no comparable provision.

GENERAL INFORMATION ABOUT THE FUNDS

Information about each Fund is included in a prospectus. Further information is included in each Fund's Statement of Additional Information. The Prospectuses and SAI for Large Cap Core and Calvert Equity Portfolio are dated February 1, 2016. The Prospectus for Global Value and Global Equity Income (Class A/C/Y) is dated April 30, 2015, as revised October 1, 2015 and will be superseded by a revised Prospectus to be dated May 1, 2016. The Prospectus for Global Value and Global Equity Income (Class I) is dated October 1, 2015 and will be superseded by a revised Prospectus to be dated May 1, 2016. The SAI for Global Value and Global Equity Income is dated October 20, 2015 and will be superseded by a revised SAI dated May 1, 2016. You may obtain additional copies of the Prospectus and SAI for a Fund, or copies of this Prospectus/Proxy Statement and the Reorganization SAI, by calling or writing the applicable Fund at the address and phone number appearing below. The Annual Report of each Fund is also available by writing the applicable Fund at 4550 Montgomery Avenue, Suite 1000N, Bethesda, Maryland 20814, or by calling 800-368-2745.

Each Fund is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and the 1940 Act, and in accordance therewith, files proxy materials, reports, and other information with the Securities and Exchange Commission (Calvert Social Investment Fund, File No. 811-03334; Calvert SAGE Fund; File No. 811-22212). These reports and other information filed by CSIF or CSF can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission in Washington, D.C. 20549. Copies of such material can be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. In addition, the Securities and Exchange Commission maintains a Web site
(http://www.sec.gov) that contains reports, other information, and proxy statements filed for the Funds.

FINANCIAL STATEMENTS

The Annual Report to shareholders of Large Cap Core and Calvert Equity Portfolio for the period ended September 30, 2015 and the Annual Report to shareholders of Global Value and Global Equity Income for the period ended December 31, 2015, as well as the financial statements and financial highlights for the periods indicated therein, have been incorporated by reference herein and into the Registration Statement in reliance upon the reports of KPMG LLP, independent accountants to each Fund, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

VOTING INFORMATION

The CSIF Board is soliciting voting instructions (proxies) from the shareholders of Large Cap Core and the CSF Board is soliciting voting instructions (proxies) from the shareholders of Global Value and Global Equity Income, in each case, for a joint special meeting of shareholders to be held in the Tenth Floor Conference Room of Calvert Investments, Inc., Air Rights North Tower, 4550 Montgomery Avenue, Suite 1000N, Bethesda, Maryland at 9:00 a.m., Eastern Time, on Wednesday, June 8, 2016, or at such later time or date made necessary by adjournment.

The Boards are soliciting proxies by U.S. mail. Additional solicitations may be made by telephone, computer communications, facsimile, or other such means, or by personal contact by officers or employees of CSIF or CSF who will receive no additional compensation for doing so, or by Computershare, a firm which may be retained, if necessary, to assist in the solicitation of voting instructions and in the distribution and tabulation of proxies.

Quorum. The holders of a majority of the issued and outstanding shares of each Merging Fund entitled to vote, represented in person or by proxy, constitute a quorum at the Meeting. Shares of each Merging Fund held by shareholders present in person or represented by proxy at the Meeting will be counted both for the purposes of determining the presence of a quorum and for calculating the votes cast on the issues before the Meeting.

Adjournment. In the event that a quorum is not present at the Meeting, the shareholders present or represented by proxy at the Meeting may adjourn the Meeting from time to time until a quorum is present. Any such adjournment will require the affirmative vote of a majority of those shares represented at the Meeting in person or by proxy. In the event that a quorum is present but sufficient votes to approve the proposal described in this Prospectus/Proxy Statement are not received, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies or to obtain the vote required for approval of the proxy proposal. If a quorum is present, and an adjournment is proposed, the persons named as proxies will vote those proxies which they are entitled to vote FOR the proxy proposal in favor of such an adjournment and will vote those proxies required to be voted AGAINST the proxy proposal against any such adjournment. A shareholder vote may be taken prior to adjournment of the Meeting on the proxy proposal in this Prospectus/Proxy Statement if sufficient votes have been received and it is otherwise appropriate.

Vote Required. If a quorum is present at the Meeting, the affirmative vote of "a majority of the outstanding voting securities" (as defined in the 1940 Act) of a Merging Fund is required for approval of the applicable Reorganization Plan. This means that the proxy proposal must be approved by the lesser of:

1. 67% or more of the shares of the Merging Fund entitled to vote and present at the Meeting, if the holders of more than 50% of the outstanding shares entitled to vote are present in person or represented by proxy, or

2. more than 50% of the outstanding shares of the Merging Fund entitled to vote.

Method of Voting. In addition to voting in person at the Meeting, shareholders may also vote via the internet at www.proxy-direct.com, via telephone by calling 1-800-337-3503 or by marking, signing, dating and mailing the proxy card received with this Prospectus/Proxy Statement. Timely, properly executed proxies will be voted as instructed by shareholders, and will be voted "FOR" the applicable proposal if the proxy contains no voting instructions.

Revocation. A shareholder may revoke his or her proxy at any time before it is exercised by: (1) delivering written notice of revocation addressed to the Secretary of CSIF or CSF, as applicable, prior to the Meeting, (2) submitting, prior to the Meeting, a properly-executed proxy bearing a later date, or (3) attending and voting in person at the Meeting and giving oral notice of revocation to the Chairman of the Meeting. However, attendance in person at the Meeting, by itself, will not revoke a previously tendered proxy.

Abstentions and Broker Non-Votes. Proxies that reflect abstentions and "broker non-votes" will be counted as shares of the applicable Merging Fund that are present and entitled to vote for purposes of determining the presence of a quorum but do not represent votes cast with respect to a proposal. "Broker non-votes" are shares held by brokers or nominees as to which (a) such persons have not received instructions from the beneficial owner or other persons entitled to vote and (b) the brokers or nominees do not have discretionary voting power on a particular matter. Accordingly, "broker non-votes" and abstentions effectively will be votes against the applicable proposal. "Broker non-votes" and abstentions will be voted by the named proxies in their discretion with respect to any proposal to adjourn the Meeting to allow for further solicitation of proxies.

Record Date. Shareholders of Large Cap Core, Global Value and Global Equity Income of record at the close of business on March 31, 2016 (the record date) are entitled to notice of and to vote at the Meeting or any adjournment thereof. Shareholders are entitled to one vote for each share held and fractional shares are entitled to a proportional fractional vote.

As of March 31, 2016, as shown on the books of each Merging Fund the following numbers of shares were issued and outstanding:

Merging Fund	Number of Shares Outstanding
Large Cap Core	Class A: 3,791,368
	Class C: 776,008
	Class I: 843,472
	Class Y: 224,939
Global Value	Class A: 965,482
	Class C: 87,953
	Class I: 19,875
	Class Y: 964,622
Global Equity Income	Class A: 1,609,330
	Class C: 252,377
	Class I: 58,952
	Class Y: 190,013

[AsAs of March 31, 2016, the officers and Trustees of CSIF, as a group, andowned less than 1% of the outstanding shares of Large Cap Core, and the officers and Trustees of CSF, as a group, beneficially owned less than 1% of the outstanding shares of Large Cap Core, Global Value and Global Equity Income.]Income.

Control Persons and Principal Holders of Securities. As of January 30, 2016, to the Funds' knowledge, the following shareholders owned of record or beneficially 5% or more of the outstanding voting securities of the class of the Funds as shown in the charts below. In the charts below, the column labeled "Percentage of Shares of Fund After Reorganization" assumes that each Reorganization was consummated on March 31, 2016. The percentages shown do not reflect any adjustments related to the expenses of the Reorganization, but they do factor in the difference in net asset values of the applicable Merging Fund and Acquiring Fund on March 31, 2016.

As of January 30March 31, 2016, the following shareholders owned of record 5% or more of the outstanding voting securities of Large Cap Core:

Name and Address	No. of Shares of Fund Before Reorganization	Percentage of Shares of Fund Before Reorganization	Percentage of Shares of Fund After Reorganization
TIAA-CREF Trust Co. TTEE/CUST FBO The Retirement Plans for Which TIAA-CREF acts as Record Keeper Saint Louis, MO	360,564	9.51% of Class A	0.48%
American Enterprise Investment Serv. Minneapolis, MN	298,364 299,355	7.73%7.87% of Class A	0.39%0.40%
Charles Schwab & Co., Inc. Reinvest. Account San Francisco, CA	268,934	7.09% of Class A	0.36%
Pershing LLC Jersey City, NJ	231,947	6.12% of Class A	0.31%

MLPF&S For the Sole Benefit of its Customers Jacksonville, FL	220,952 ~~283,067~~	~~7.31%~~5.83% of Class A	~~0.36%~~0.29%
~~TIAA-CREF Trust Co.~~ ~~TTEE/CUST FBO~~ ~~The Retirement Plans for Which TIAA-CREF~~ ~~acts as Record Keeper~~ ~~Saint Louis, MO~~	~~272,477~~	~~7.04% of Class A~~	~~0.35%~~
~~Charles Schwab & Co., Inc.~~ ~~Reinvest. Account~~ ~~San Francisco, CA~~	~~271,797~~	~~7.02% of Class A~~	~~0.35%~~
~~Pershing LLC~~ ~~Jersey City, NJ~~	~~242,485~~	~~6.26% of Class A~~	~~0.31%~~
MLPF&S For the Sole Benefit of its Customers Jacksonville, FL	215,209 ~~216,186~~	~~28.24%~~27.73% of Class C	~~1.86%~~1.92%
First Clearing LLC Special Custody Account for the Exclusive Benefit of Customers Saint Louis, MO	99,251 ~~75,613~~	~~9.88%~~12.79% of Class C	~~0.65%~~0.88%
Pershing LLC Jersey City, NJ	54,786 ~~53,562~~	~~7.00%~~7.06% of Class C	~~0.46%~~0.49%
Charles Schwab & Co., Inc. Special Custody Acct. FBO Customers San Francisco, CA	41,099 ~~43,693~~	~~5.71%~~5.30% of Class C	~~0.38%~~0.37%
PIMS/Prudential Retirement Trustee/Custodian 764621 Washington, DC	267,679 ~~302,289~~	~~33.73%~~35.29% of Class I	1.12%
PIMS/Prudential Retirement Trustee/Custodian 764618 Washington, DC	251,836 ~~248,842~~	~~27.77%~~29.86% of Class I	~~0.92%~~0.95%
SEI Private Trust Company Oaks, PA	134,357	15.93% of Class I	0.50%
Fidelity Investments Institutional Operations Company As Agent for Certain Employee Benefit Plans Covington, KY	99,642 ~~155,840~~	~~17.39%~~11.81% of Class I	~~0.58%~~0.37%
~~SEI Private Trust Company~~ ~~Oaks, PA~~	~~131,328~~	~~14.65% of Class I~~	~~0.49%~~

First Clearing LLC Special Custody Account for the Exclusive Benefit of Customers Saint Louis, MO	59,729 ~~53,480~~	~~31.51%~~26.55% of Class Y	~~0.59%~~0.68%
UBS WM USA Omni Account M/F Weehawken, NJ	53,067 ~~46,434~~	~~27.36%~~23.59% of Class Y	~~0.51%~~0.60%
MLPF&S For the Sole Benefit of its Customers Jacksonville, FL	45,692	20.31% of Class Y	0.52%
Charles Schwab & Co., Inc. Reinvest. Account San Francisco, CA	21,419	9.52% of Class Y	0.24%
National Financial Services Corp. For the Exclusive Benefit of Our Customers Jersey City, NJ	18,966	8.43% of Class Y	0.22%
Pershing LLC Jersey City, NJ	18,941 ~~23,561~~	~~13.88%~~8.42% of Class Y	~~0.26%~~0.22%
~~National Financial Services Corp. For the Exclusive Benefit of Our Customers Jersey City, NJ~~	~~18,966~~	~~11.17% of Class Y~~	~~0.21%~~
~~Charles Schwab & Co., Inc. Reinvest. Account San Francisco, CA~~	~~15,955~~	~~9.40% of Class Y~~	~~0.18%~~
~~Raymond James Omnibus for Mutual Funds St. Petersburg, FL~~	~~10,750~~	~~6.33% of Class Y~~	~~0.12%~~

As of ~~January 30~~March 31, 2016, the following shareholders owned of record 5% or more of the outstanding voting securities of Global Value:

Name and Address	No. of Shares	Percentage of Shares of Fund Before Reorganization	Percentage of Shares of Fund After Reorganization
TIAA-CREF Trust Co. TTEE/CUST FBO The Retirement Plans for Which TIAA-CREF acts as Record Keeper Saint Louis, MO	187,102 ~~189,339~~	~~19.25%~~19.39% of Class A	~~0.79%~~0.78%
American Enterprise Investment Serv. Minneapolis, MN	69,073 ~~72,669~~	~~7.39%~~7.16% of Class A	~~0.30%~~0.29%
Pershing LLC Jersey City, NJ	52,889 ~~58,931~~	~~5.99%~~5.48% of Class A	~~0.25%~~0.22%
MLPF&S For the Sole Benefit of its Customers Jacksonville, FL	10,786 ~~11,600~~	~~13.25%~~12.26% of Class C	~~0.38%~~0.36%
Charles Schwab & Co., Inc. Special Custody Acct. FBO Customers San Francisco, CA	9,852 ~~10,382~~	~~11.86%~~11.20% of Class C	~~0.34%~~0.33%
Pershing LLC Jersey City, NJ	7,341 ~~7,982~~	~~9.12%~~8.35% of Class C	~~0.26%~~0.24%
LPL Financial Omnibus Customer Account San Diego, CA	5,974 ~~6,058~~	~~6.92%~~6.79% of Class C	0.20%
Raymond James Omnibus for Mutual Funds St. Petersburg, FL	5,474 ~~5,062~~	~~5.78%~~6.22% of Class C	~~0.17%~~0.18%
First Clearing LLC Special Custody Account for the Exclusive Benefit of Customers Saint Louis, MO	4,982	5.66% of Class C	0.16%
Calvert Investment Distributors, Inc. Bethesda, MD	18,134	~~91.47%~~91.24% of Class I	~~0.22%~~0.21%
Ameritas Life Insurance Corp. Separate Account D	381,132 ~~386,796~~	~~39.55%~~39.51% of Class Y	~~10.1%~~10.07%
Ameritas Life Insurance Corp. Separate Account G-2	249,603 ~~266,386~~	~~27.24%~~25.88% of Class Y	~~6.9%~~6.59%

Ameritas Life Insurance Corp. Separate Account G	108,810	11.44%11.28% of Class Y	2.9%2.87%
	111,876		
First Clearing, LLC Special Custody Account for the Exclusive Benefit of Customers Saint Louis, MO	53,621	5.18%5.56% of Class Y	1.3%1.42%
	50,627		

As of January 30March 31, 2016, the following shareholders owned of record 5% or more of the outstanding voting securities of Global Equity Income:

Name and Address	No. of Shares	Percentage of Shares of Fund Before Reorganization	Percentage of Shares of Fund After Reorganization
Pershing LLC Jersey City, NJ	126,774	7.88% of Class A	0.18%
American Enterprise Investment Serv. Minneapolis, MN	123,694 ~~132,420~~	~~8.38%~~7.69% of Class A	~~0.19%~~0.17%
~~Pershing LLC Jersey City, NJ~~	~~104,860~~	~~6.64% of Class A~~	~~0.15%~~
Pershing LLC Jersey City, NJ	42,864 ~~39,961~~	~~16.46%~~16.98% of Class C	~~0.43%~~0.47%
Raymond James Omnibus for Mutual Funds St. Petersburg, FL	28,644 ~~28,831~~	~~11.88%~~11.35% of Class C	0.31%
LPL Financial Omnibus Customer Account San Diego, CA	28,617 ~~27,001~~	~~11.13%~~11.34% of Class C	~~0.29%~~0.31%
American Enterprise Investment Serv. Minneapolis, MN	25,101 ~~25,732~~	~~10.60%~~9.95% of Class C	0.28%
Calvert Investment Distributors, Inc. Bethesda, MD	56,100 ~~55,788~~	~~95.37%~~95.16% of Class I	~~0.08%~~0.22%
Raymond James Omnibus for Mutual Funds St. Petersburg, FL	69,880 ~~69,599~~	~~38.91%~~36.78% of Class Y	~~0.80%~~0.81%
National Financial Services Corp. For the Exclusive Benefit of Our Customers Jersey City, NJ	57,028 ~~56,742~~	~~31.73%~~30.01% of Class Y	~~0.65%~~0.66%
Pershing LLC Jersey City, NJ	27,931 ~~23,874~~	~~13.35%~~14.70% of Class Y	~~0.27%~~0.33%
FIIOC FBO DB Consulting Group Inc. Covington, KY	12,516 ~~12,196~~	~~6.82%~~6.59% of Class Y	~~0.14%~~0.15%
Charles Schwab & Co., Inc. Reinvest. Account San Francisco, CA	9,772	5.14% of Class Y	0.11%

As of ~~January 30~~March 31, 2016, the following shareholders owned of record 5% or more of the outstanding voting securities of Calvert Equity Portfolio:

Name and Address	No. of Shares	Percentage of Shares of Fund Before Reorganization	Percentage of Shares of Fund After Reorganization
American Enterprise Investment Serv. Minneapolis, MN	2,155,460	6.65% of Class A	5.95%
Pershing LLC Jersey City, NJ	2,122,712 ~~2,176,319~~	~~6.62%~~6.55% of Class A	5.86%
~~American Enterprise Investment Serv. Minneapolis, MN~~	~~2,112,210~~	~~6.43% of Class A~~	~~6.04%~~
MLPF&S For the Sole Benefit of its Customers Jacksonville, FL	953,918 ~~987,682~~	~~15.59%~~15.36% of Class C	~~13.83%~~13.57%
First Clearing, LLC Special Custody Account for the Exclusive Benefit of Customers Saint Louis, MO	672,569 ~~672,443~~	~~10.61%~~10.83% of Class C	~~9.42%~~9.56%
Pershing LLC Jersey City, NJ	467,368 ~~486,987~~	~~7.69%~~7.53% of Class C	~~6.82%~~6.65%
Raymond James Omnibus for Mutual Funds St. Petersburg, FL	362,271 ~~364,718~~	~~5.76%~~5.84% of Class C	~~5.11%~~5.15%
National Financial Services Corp. For the Exclusive Benefit of Our Customers Jersey City, NJ	1,283,514 ~~1,222,873~~	~~11.48%~~12.02% of Class I	~~10.45%~~11.58%
Brown Brothers Harriman & Co. New York, NY	1,240,267 ~~1,145,458~~	~~10.75%~~11.61% of Class I	~~9.79%~~11.19%
Charles Schwab & Co., Inc. Reinvest. Account San Francisco, CA	1,071,691	10.03% of Class I	9.67%
State of Wisconsin Deferred Compensation Board Trustee	1,069,132 ~~1,063,257~~	~~9.98%~~10.01% of Class I	~~9.09%~~9.65%
~~Charles Schwab & Co., Inc. Reinvest. Account San Francisco, CA~~	~~994,732~~	~~9.34% of Class I~~	~~8.50%~~
Pershing LLC Jersey City, NJ	1,021,106 ~~960,952~~	~~9.02%~~9.56% of Class I	~~8.21%~~9.22%

Fidelity Investments Institutional Operations Co As Agent for Certain Employee Benefit Plans Covington, KY	900,897 882,530	8.28%8.43% of Class I	7.54%8.13%
First Clearing, LLC Special Custody Account for the Exclusive Benefit of Customers Saint Louis, MO	642,785 657,723	6.17%6.02% of Class I	5.62%5.80%
First Clearing, LLC Special Custody Account for the Exclusive Benefit of Customers Saint Louis, MO	743,081 716,462	18.18%19.33% of Class Y	13.16%13.90%
MLPF&S For the Sole Benefit of its Customers Jacksonville, FL	641,365 705,355	17.90%16.68% of Class Y	12.95%12.00%
National Financial Services Corp. For the Exclusive Benefit of Our Customers Jersey City, NJ	406,111 441,248	11.20%10.56% of Class Y	8.10%7.60%
UBS WM USA Omni Account M/F Weehawken, NJ	384,201 388,807	9.87%9.99% of Class Y	7.14%7.19%

Failure to Obtain Shareholder Approval. In the event that shareholder approval is not obtained for each Reorganization, the Board may take any and all action, consistent with applicable law, to attempt to address the challenges facing the related Fund, including actions that would result in the liquidation of the related Merging Fund. See "Reasons for the Reorganization".

SHAREHOLDER PROPOSALS

The Funds do not hold annual meetings of shareholders. Shareholders wishing to submit proposals for inclusion in a proxy statement and form of proxy for any subsequent meeting of shareholders should send their written proposals to the Secretary of CSIF and CSF at 4550 Montgomery Avenue, Suite 1000N, Bethesda, Maryland 20814. Proposals must be received a reasonable time prior to the date of any such meeting of shareholders to be considered for inclusion in the proxy materials for such meeting. Timely submission of a proposal does not, however, necessarily mean that the proposal will be included. Persons named as proxies for any subsequent shareholders' meeting will vote in their discretion with respect to any proposal deferred to a later shareholders' meeting because it was submitted on an untimely basis. If the Reorganizations described in this Prospectus/Proxy Statement are consummated, there will be no further meetings of the shareholders of Large Cap Core, Global Value, and Global Equity Income.

OTHER BUSINESS

The Board does not know of any matters to be presented at the Meeting other than those set forth in this Prospectus/ Proxy Statement. If other business should properly come before the Meeting, proxies will be voted in accordance with the judgment of the persons named in the accompanying proxy.

By Order of the Board of Trustees of Calvert Social Investment Fund and Calvert SAGE Fund

/s/ Andrew K. Niebler
Assistant Vice President & Assistant Secretary

THE BOARD OF TRUSTEES OF EACH MERGING FUND, INCLUDING THE BOARD'S INDEPENDENT TRUSTEES, RECOMMENDS A VOTE FOR APPROVAL OF THE APPLICABLE REORGANIZATION PLAN.

TO ENSURE THE PRESENCE OF A QUORUM AT THE MEETING, PLEASE PROMPTLY CAST YOUR VOTE ON THE INTERNET, BY TELEPHONE OR BY MARKING, DATING, EXECUTING AND MAILING THE ENCLOSED PROXY CARD. A PRE-ADDRESSED POSTAGE-PAID ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE.

EXHIBIT A

AGREEMENT AND PLAN OF REORGANIZATION

This AGREEMENT AND PLAN OF REORGANIZATION, dated as of April 8, 2016, is between Calvert Social Investment Fund ("CSIF"), on behalf of Calvert Large Cap Core Portfolio (the "<u>Merging Fund</u>"), and CSIF, on behalf of Calvert Equity Portfolio (the "<u>Acquiring Fund</u>").

This Agreement and Plan of Reorganization (the "<u>Agreement</u>" or "<u>Plan</u>") is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a)(1) of the United States Internal Revenue Code of 1986, as amended (the "<u>Code</u>"). The reorganization and liquidation will consist of the transfer of all of the assets of the Merging Fund to the Acquiring Fund in exchange for common stock of the Acquiring Fund, the assumption by the Acquiring Fund of the liabilities of the Merging Fund and the distribution of the Acquiring Fund's shares to the shareholders of the Merging Fund in complete liquidation of the Merging Fund, as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement (the "<u>Reorganization</u>").

In consideration of the mutual promises contained in this Agreement, the parties agree as follows:

1. SHAREHOLDER APPROVAL

Approval by Shareholders. A meeting of the Merging Fund shareholders shall be called and held for the purpose of acting on and authorizing the transactions contemplated in this Agreement. The Acquiring Fund shall furnish to the Merging Fund such data and information as shall be reasonably requested by the Merging Fund for inclusion in the information to be furnished to its shareholders in connection with the meeting.

2. REORGANIZATION

(a) *Plan of Reorganization.* The Merging Fund will convey, transfer, and deliver to the Acquiring Fund all of the then-existing assets and property of the Merging Fund, including, without limitation, all cash, securities, commodities and futures interests and dividends or interests receivable that are owned by the Merging Fund and any deferred or prepaid expenses shown as an asset on the books of the Merging Fund at the closing provided for in Section 2(b) of this Agreement (the "<u>Closing</u>"). In consideration thereof, the Acquiring Fund agrees at the Closing to deliver to the Merging Fund, in exchange for the assets, the number of full and fractional shares of Class A, Class C, Class I and Class Y common stock of the Acquiring Fund (the "<u>Acquiring Fund Shares</u>") to be determined as follows:

In accordance with Section 3 of this Agreement, the number of each class of Acquiring Fund Shares to be issued shall be determined by dividing the per share net asset value of the applicable class of the Merging Fund (rounded to the nearest millionth) by the net asset value per share of the corresponding class of the Acquiring Fund (rounded to the nearest millionth) and multiplying the quotient by the number of shares of that class of the Merging Fund outstanding as of the close of business on the Closing date (the "<u>Closing Date</u>"). It is expressly agreed that there will be no sales charge to the Merging Fund, or to any of the shareholders of the Merging Fund upon distribution of the Acquiring Fund Shares to them.

The Acquiring Fund will assume all of the Merging Fund's liabilities and obligations of any kind whatsoever, whether absolute, accrued, contingent or otherwise in existence on the Closing Date.

(b) *Closing and Effective Time of the Reorganization.* The Closing shall occur at the Effective Time of the Reorganization, which shall be either:

(i) the latest of (x) the satisfaction of all representations and warranties contained herein, (y) receipt of all necessary regulatory approvals, and (z) the final adjournment of the meeting of shareholders of the Merging Fund at which the Plan will be considered, or

(ii) such later date as the parties may mutually agree.

(c) On or as soon as practicable prior to the Closing Date, the Merging Fund will declare and pay to its shareholders of record one or more dividends and/or other distributions so that it will have distributed substantially all (and in no event less than 98%) of its investment company taxable income (computed without regard to any deduction for dividends paid) and realized net capital gain, if any, for the current taxable year through the Closing Date.

3. VALUATION OF NET ASSETS

(a) The value of the Merging Fund's assets to be transferred to the Acquiring Fund under this Agreement shall be computed as of the close of business (coinciding with the closing of the regular session of the New York Stock Exchange ("NYSE") (normally 4:00 p.m. ET)) on the business day immediately preceding the Closing Date (hereinafter the "Valuation Date") using the valuation procedures as set forth in the Merging Fund's prospectus.

(b) The net asset value per share of the Acquiring Fund Shares for purposes of Section 2 of this Agreement shall be determined as of the close of business on the Valuation Date by the Acquiring Fund's Controller using the same valuation procedures as set forth in the Acquiring Fund's prospectus.

(c) A copy of the computation showing in reasonable detail the valuation of the Merging Fund's net assets, using the valuation procedures as set forth in the Merging Fund's prospectus, to be transferred to the Acquiring Fund pursuant to Section 2 of this Agreement, certified by the Controller of the Merging Fund, shall be furnished by the Merging Fund to the Acquiring Fund at the Closing. A copy of the computation showing in reasonable detail the determination of the net asset value per share of the Acquiring Fund Shares pursuant to Section 2 of this Agreement, certified by the Controller of the Acquiring Fund, shall be furnished by the Acquiring Fund to the Merging Fund at the Closing.

In the event that on the Valuation Date: (a) the NYSE or another primary trading market for portfolio securities of the Acquiring Fund or the Merging Fund (each, an "Exchange") shall be closed to trading or trading thereupon shall be restricted, or (b) trading or the reporting of trading on such Exchange or elsewhere shall be disrupted so that, in the judgment of an officer of the Merging Fund and an officer of the Acquiring Fund, accurate appraisal of the value of the net assets of the Acquiring Fund or the Merging Fund is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

The Funds agree to use commercially reasonable efforts to resolve, prior to the Valuation Date, any material pricing differences between the prices of portfolio securities determined in accordance with the pricing policies and procedures of the Acquiring Fund and the Merging Fund.

4. LIQUIDATION AND DISSOLUTION

(a) As soon as practicable after the Closing Date, the Merging Fund will distribute each class of Acquiring Fund Shares received by the Merging Fund pursuant to Section 2(a) of this Agreement pro rata to Merging Fund shareholders of record as of the close of business on the Closing Date that hold shares of the corresponding class of the Merging Fund. Such liquidation and distribution will be accompanied by the establishment of shareholder accounts on the share records of the Acquiring Fund in the names of each such shareholder of the Merging Fund, representing the respective pro rata number of full and fractional Acquiring Fund Shares due to each. No such shareholder accounts shall be established by the Acquiring Fund or the transfer agent for the Acquiring Fund except pursuant to written instructions from the Merging Fund, and the Merging Fund agrees to provide on the Closing Date instructions to transfer to a shareholder account for each former Merging Fund shareholder a pro rata share of the Class A, Class C, Class I or Class Y Acquiring Fund Shares received pursuant to Section 2(a) of this Agreement corresponding to the class of Merging Fund shares held by such shareholder.

(b) Promptly after the distribution described in Section 4(a) above, appropriate notification will be mailed by the Acquiring Fund or its transfer agent to each shareholder of the Merging Fund receiving such distribution of the Acquiring Fund Shares informing such shareholder of the number of the Acquiring Fund Shares distributed to such shareholder and confirming the registration thereof in such shareholder's name.

(c) Share certificates representing the Acquiring Fund Shares shall not be issued in connection with the Reorganization. Ownership of the Acquiring Fund Shares will be shown on the books of the Acquiring Fund's transfer agent.

(d) As promptly as is practicable after the liquidation of the Merging Fund, and in no event later than 12 months from the date of this Agreement, the Merging Fund shall be terminated pursuant to the provisions of the Plan and the By-Laws and Declaration of Trust of the Merging Fund.

(e) Immediately after the Closing Date, the share transfer books of the Merging Fund shall be closed and no transfer of shares shall thereafter be made on those books.

5. DECLARATION OF TRUST AND BY-LAWS

(a) *Declaration of Trust.* The Declaration of Trust of the Acquiring Fund, which governs its series, in effect at the Effective Time of the Reorganization, shall continue to be the Declaration of Trust of the Acquiring Fund until the same shall thereafter be amended or repealed in accordance with its terms or applicable law.

(b) *By-Laws.* The By-Laws of the Acquiring Fund, which govern its series, in effect at the Effective Time of the Reorganization, shall continue to be the By-Laws of the Acquiring Fund until the same shall thereafter be amended or repealed in accordance with the terms of the Acquiring Fund's By-Laws or Declaration of Trust or applicable law.

6. REPRESENTATIONS AND WARRANTIES OF THE ACQUIRING FUND

(a) *Organization, Existence, etc.* The Acquiring Fund is a duly organized series of CSIF, validly existing and in good standing under the laws of the Commonwealth of Massachusetts. The Acquiring Fund has the power to carry on the business of the Acquiring Fund as it is now being conducted. Currently, CSIF is not qualified to do business as a foreign trust or entity under the laws of any jurisdiction. The Acquiring Fund has all necessary federal, state and local authorization to own all of its properties and assets and to carry on its business as now being conducted.

(b) *Registration as Investment Company.* CSIF, of which the Acquiring Fund is a series, is registered under the Investment Company Act of 1940 (the "Act") as an open-end management investment company. Its registration has not been revoked or rescinded and is in full force and effect.

(c) *Capitalization.* The Acquiring Fund has an unlimited number of authorized shares of beneficial interest without par value, with [INSERT NUMBER]53,148,012 shares outstanding as of March 31, 2016; and no shares were held in the treasury of the Acquiring Fund. All of the outstanding shares of the Acquiring Fund have been duly authorized and are validly issued, fully paid, and non-assessable. Since the Acquiring Fund is a series of an open-end management investment company engaged in the continuous offering and redemption of its shares, the number of outstanding shares may change prior to the Effective Time of the Reorganization.

(d) *Shares to be Issued and Liabilities to be Assumed Upon Reorganization.* The Acquiring Fund Shares to be issued in connection with the Reorganization have been duly authorized and upon consummation of the Reorganization will be validly issued, fully paid and non-assessable. The Acquiring Fund has the power to assume the liabilities to be assumed by it under this Agreement.

(e) *Authority Relative to this Agreement.* CSIF has the power to enter into the Plan on behalf of the Acquiring Fund and to carry out its obligations under this Agreement. The execution and delivery of the Plan and the consummation of the transactions contemplated by this Plan have been duly authorized by the CSIF Board of Trustees ("CSIF Board") and no other proceedings by CSIF are necessary to authorize its officers to effectuate the Plan and the transactions contemplated herein. The Acquiring Fund is not a party to or obligated under any charter, by-law, indenture, or contract provision or any other commitment or obligation, or subject to any order or decree, which would be violated by the execution and carrying out of the Plan.

(f) *Liabilities.* There are no liabilities of the Acquiring Fund, whether or not determined or determinable, other than the liabilities disclosed or provided for in the Acquiring Fund's financial statements for the period ended

September 30, 2015 (the "Acquiring Fund Financial Statements") and liabilities incurred in the ordinary course of business subsequent to September 30, 2015, or otherwise previously disclosed to the Merging Fund, none of which has been materially adverse to the business, assets or results of operations of the Acquiring Fund.

(g) *Litigation.* To the knowledge of the officers of CSIF and the CSIF Board there are no claims, actions, suits, or proceedings, pending or threatened, which would adversely affect the Acquiring Fund or its assets or business, or which would prevent or hinder consummation of the transactions contemplated by this Agreement.

(h) *Contracts.* Except for contracts and agreements previously disclosed to the Merging Fund under which no default exists, CSIF, on behalf of the Acquiring Fund, is not a party to or subject to any material contract, debt instrument, plan, lease, franchise, license, or permit of any kind or nature whatsoever.

(i) *Taxes.* The federal income tax returns of the Acquiring Fund have been filed for all taxable years ending on or prior to the Closing Date, and all taxes payable pursuant to such returns have been paid. Since commencement of operations, the Acquiring Fund has qualified as a regulated investment company under the Code with respect to each taxable year of the Acquiring Fund ending on or prior to the Closing Date.

(j) *Registration Statement.* The Acquiring Fund shall have filed with the Securities and Exchange Commission (the "Commission") a Registration Statement under the Securities Act of 1933 ("Securities Act") relating to the Acquiring Fund Shares issuable under this Agreement. At the time the Registration Statement becomes effective, the Registration Statement:

    (i) will comply in all material respects with the provisions of the Securities Act and the rules and regulations of the Commission thereunder (the "Regulations"), and

    (ii) will not contain an untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

Further, at the time the Registration Statement becomes effective, at the time of the shareholders' meeting referred to in Section 1, and at the Effective Time of the Reorganization, the Prospectus and Statement of Additional Information included therein, as amended or supplemented by any amendments or supplements filed by the Acquiring Fund and as pertaining to the Acquiring Fund, will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that none of the representations and warranties in this subsection shall apply to statements in or omissions from the Registration Statement or Prospectus and Statement of Additional Information made in reliance upon and in conformity with information furnished by the Merging Fund for use in the Registration Statement or Prospectus and Statement of Additional Information as provided in Section 7(k).

(k) *Brokerage payments.* No brokerage or finders fees are payable in connection with this transaction other than those that are disclosed in the Registration Statement referred to in Section 6(j).

7. REPRESENTATIONS AND WARRANTIES OF THE MERGING FUND

(a) *Organization, Existence, etc.* The Merging Fund is a duly organized series of CSIF, validly existing and in good standing under the laws of the Commonwealth of Massachusetts, and has power to carry on its business as it is now being conducted. Currently, CSIF is not qualified to do business as a foreign trust or entity under the laws of any jurisdiction. The Merging Fund has all necessary federal, state and local authorization to own all of its properties and assets and to carry on its business as now being conducted.

(b) *Registration as Investment Company.* CSIF, of which the Merging Fund is a series, is registered under the Act as an open-end management investment company. Its registration has not been revoked or rescinded and is in full force and effect.

(c) *Capitalization.* The Merging Fund has an unlimited number of authorized shares of beneficial interest without par value, with [INSERT NUMBER]5,635,786 shares outstanding as of March 31, 2016; and no shares were held in the treasury of the Merging Fund. All of the outstanding shares of the Merging Fund have been duly authorized and are validly issued, fully paid, and non-assessable. Since the Merging Fund is a series of an open-end management investment company engaged in the continuous offering and redemption of its shares, the number of outstanding shares of the Merging Fund may change prior to the Effective Date of the Reorganization.

(d) *Financial Statements.* The audited financial statements of the Merging Fund for the year ended September 30, 2015, have been delivered to the Acquiring Fund and fairly present the financial position of the Merging Fund as of September 30, 2015, and the results of its operations and changes in net assets for the year then ended (the "Merging Fund Financial Statements").

(e) *Authority Relative to this Agreement.* CSIF has the power to enter into the Plan on behalf of its series, the Merging Fund, and to carry out its obligations under this Agreement. The execution and delivery of the Plan and the consummation of the transactions contemplated by this Plan have been duly authorized by the CSIF Board and, except for approval by the holders of its outstanding shares, no other proceedings by CSIF are necessary to authorize its officers to effectuate the Plan and the transactions contemplated herein. The Merging Fund is not a party to or obligated under any charter, by-law, indenture, or contract provision or any other commitment or obligation, or subject to any order or decree, which would be violated by the execution and carrying out of the Plan.

(f) *Liabilities.* There are no liabilities of the Merging Fund whether or not determined or determinable, other than the liabilities disclosed or provided for in the Merging Fund Financial Statements, liabilities incurred in the ordinary course of business or liabilities otherwise previously disclosed to the Acquiring Fund, none of which has been materially adverse to the business, assets, or results of operations of the Merging Fund. The Merging Fund has the power to transfer the liabilities to be assumed by the Acquiring Fund under this Agreement.

(g) *Litigation.* To the knowledge of the officers of CSIF and the Board, there are no claims, actions, suits, or proceedings, pending or threatened, which would adversely affect the Merging Fund or its assets or business, or which would prevent or hinder consummation of the transactions contemplated by this Agreement.

(h) *Contracts.* Except for contracts and agreements previously disclosed to the Acquiring Fund under which no default exists, CSIF, on behalf of the Merging Fund, is not a party to or subject to any material contract, debt instrument, plan, lease, franchise, license, or permit of any kind or nature whatsoever.

(i) *Taxes.* The federal income tax returns of the Merging Fund have been filed for all taxable years ending on or prior to the Closing Date, and all taxes payable pursuant to such returns have been paid. Since commencement of operations, the Merging Fund has qualified as a regulated investment company under the Code with respect to each taxable year of the Merging Fund ending on or prior to the Closing Date.

(j) *Fund Securities.* All securities to be listed in the schedule of investments of the Merging Fund as of the Effective Time of the Reorganization will be owned by CSIF on behalf of the Merging Fund free and clear of any liens, claims, charges, options, and encumbrances, except as indicated in the schedule. Except as so indicated, none of the securities is, or after the Reorganization (as contemplated by this Plan) will be, subject to any legal or contractual restrictions on disposition (including restrictions as to the public offering or sale of the securities under the Securities Act), and all the securities are or will be readily marketable.

(k) *Registration Statement.* The Merging Fund will cooperate with the Acquiring Fund in connection with the Registration Statement referred to in Section 6(j) of this Agreement, and will furnish to the Acquiring Fund the information relating to the Merging Fund required by the Securities Act and the regulations promulgated thereunder to be set forth in the Registration Statement (including the Prospectus and Statement of Additional Information). At the time the Registration Statement becomes effective, the Registration Statement, insofar as it relates to the Merging Fund:

  (i) will comply in all material respects with the provisions of the Securities Act and the Regulations, and

  (ii) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

Further, at the time the Registration Statement becomes effective, at the time of the shareholders' meeting referred to in Section 1 and at the Effective Time of the Reorganization, the Prospectus and Statement of Additional Information included therein, as amended or supplemented by any amendments or supplements filed by the Acquiring Fund, insofar as it relates to the Merging Fund, will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this subsection shall apply only to statements in or omissions from the Registration Statement or Prospectus and Statement of Additional Information made in reliance upon and in conformity with information furnished by the Merging Fund for use in the Registration Statement or Prospectus and Statement of Additional Information as provided in this Section 7(k).

(l) *Brokerage payments.* No brokerage or finders fees are payable in connection with this transaction other than those that are disclosed in the Registration Statement referred to in Section 6(j).

8. CONDITIONS TO OBLIGATIONS OF THE ACQUIRING FUND

The obligations of the Acquiring Fund under this Agreement with respect to the consummation of the Reorganization are subject to the satisfaction of the following conditions:

(a) *Representations, Warranties, and Agreements.* As of the Effective Time of the Reorganization, the Merging Fund shall have complied with each of its obligations under this Agreement, the representations and warranties contained in this Agreement shall be true in all material respects, and there shall have been no material adverse change in the financial condition, results of operations, business, properties or assets of the Merging Fund since September 30, 2015. As of the Effective Time of the Reorganization, the Acquiring Fund shall have received a certificate from the Merging Fund satisfactory in form and substance to the Acquiring Fund indicating that the Merging Fund has met the terms stated in this Section.

(b) *Regulatory Approval.* All necessary orders of exemption under the Act with respect to the transactions contemplated by this Agreement shall have been granted by the Commission, and all approvals, registrations, and exemptions under federal and state securities laws considered to be necessary shall have been obtained.

(c) *Tax Opinion.* The Acquiring Fund shall have received the opinion of counsel, addressed to and in form and substance satisfactory to the Acquiring Fund, as to certain of the federal income tax consequences of the Reorganization under the Internal Revenue Code to the Acquiring Fund and the shareholders of the Acquiring Fund. For purposes of rendering its opinion, counsel may rely exclusively and without independent verification, as to factual matters, on the statements made in the Plan, the proxy statement which will be distributed to the shareholders of the Merging Fund in connection with the Reorganization, and on such other written representations as the Merging Fund and the Acquiring Fund will have verified as of the date of issuance of the tax opinion. The opinion of counsel will be to the effect that, based on the facts and assumptions stated therein, for federal income tax purposes, and while the matter is not entirely free from doubt:

(i) The transfer of all of the assets of the Merging Fund in exchange for Class A, Class C, Class I and Class Y shares of the Acquiring Fund and the assumption by the Acquiring Fund of the liabilities of the Merging Fund followed by the distribution of said Acquiring Fund shares pro rata to the shareholders of the corresponding class of Merging Fund shares in liquidation of the Merging Fund will constitute a "reorganization" within the meaning of §368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the Acquiring Fund and the Merging Fund will each be "a party to the Reorganization" within the meaning of §368(b) of the Code.

(ii) No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Merging Fund solely in exchange for Acquiring Fund shares and the assumption by the Acquiring Fund of the liabilities of the Merging Fund.

(iii) No gain or loss will be recognized by the Merging Fund upon the transfer of its assets to the Acquiring Fund in exchange for Acquiring Fund shares and the assumption by the Acquiring Fund of the liabilities of the Merging Fund, or upon the distribution (whether actual or

constructive) of such Acquiring Fund shares to the shareholders of the Merging Fund in exchange for their Merging Fund shares.

(iv)   No gain or loss will be recognized by the shareholders of the Merging Fund upon the exchange of their Merging Fund shares for Acquiring Fund shares in liquidation of the Merging Fund.

(v)   The aggregate tax basis of Acquiring Fund shares received by each shareholder of the Merging Fund pursuant to the Reorganization will be the same as the aggregate tax basis of the Merging Fund shares held by such shareholder immediately prior to the Reorganization, and the holding period of the Acquiring Fund shares received by each shareholder of the Merging Fund will include the period during which the Merging Fund shares exchanged therefor were held by such shareholder (provided the Merging Fund shares were held as a capital asset on the date of the Reorganization).

(vi)   The tax basis of the assets of the Merging Fund acquired by the Acquiring Fund will be the same as the tax basis of those assets to the Merging Fund immediately prior to the Reorganization, and the holding period of the assets of the Merging Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Merging Fund.

(vii)   The Acquiring Fund will succeed to and take into account the capital loss carryovers of the Merging Fund described in section 381(c) of the Code. The Acquiring Fund will take any such capital loss carryovers into account subject to the conditions and limitations specified in sections 381, 382, 383 and 384 of the Code and regulations thereunder.

(d)   *Opinion of Counsel.* The Acquiring Fund shall have received the opinion of counsel for the Merging Fund, dated as of the Effective Time of the Reorganization, addressed to and in form and substance satisfactory to the Acquiring Fund, to the effect that:

(i)   CSIF is an open-end management company registered under the Securities Act of 1933 and the Investment Company Act of 1940, and is duly organized and validly existing in good standing under the laws of the Commonwealth of Massachusetts;

(ii)   The Merging Fund is a series of CSIF; and

(iii)   The Plan and the execution and filing of the Plan have been duly authorized and approved by all requisite action by the CSIF Board, and the Plan has been duly executed and delivered by CSIF on behalf of the Merging Fund and, assuming due authorization, execution, and delivery of the Plan by CSIF on behalf of the Acquiring Fund, is a valid and binding obligation of CSIF and its series, the Merging Fund.

9.   CONDITIONS TO OBLIGATIONS OF THE MERGING FUND

The obligations of the Merging Fund under this Agreement with respect to the consummation of the Reorganization are subject to the satisfaction of the following conditions:

(a)   *Shareholder Approval.* The Plan shall have been approved by the affirmative vote of a majority of the outstanding voting securities of the Merging Fund as required by the Act. This means that the Plan must be approved by the lesser of: (i) 67% of the shares of the Merging Fund entitled to vote and present at a meeting if the holders of more than 50% of the outstanding shares entitled to vote are present in person or by proxy; or (ii) more than 50% of the outstanding shares of the Merging Fund entitled to vote.

(b)   *Representations, Warranties and, Agreements.* As of the Effective Time of the Reorganization, the Acquiring Fund shall have complied with each of its responsibilities under this Agreement, the representations and warranties contained in this Agreement shall be true in all material respects, and there shall have been no material adverse change in the financial condition, results of operations, business, properties, or assets of the Acquiring Fund since September 30, 2015. As of the Effective Time of the Reorganization, the Merging Fund

shall have received a certificate from the Acquiring Fund satisfactory in form and substance to the Merging Fund indicating that the Acquiring Fund has met the terms stated in this Section.

(c) *Regulatory Approval.* The Registration Statement referred to in Section 6(j) shall have been declared effective by the Commission and no stop orders under the Securities Act pertaining thereto shall have been issued; all necessary orders of exemption under the Act with respect to the transactions contemplated by this Agreement shall have been granted by the Commission; and all approvals, registrations, and exemptions under federal and state securities laws considered to be necessary shall have been obtained.

(d) *Tax Opinion.* The Merging Fund shall have received the opinion of counsel, addressed to and in form and substance satisfactory to the Merging Fund, as to certain of the federal income tax consequences of the Reorganization under the Internal Revenue Code to the Merging Fund and its shareholders. For purposes of rendering its opinion, counsel may rely exclusively and without independent verification, as to factual matters, on the statements made in the Plan, the proxy statement which will be distributed to the shareholders of the Merging Fund in connection with the Reorganization, and on such other written representations as the Merging Fund and the Acquiring Fund will have verified as of the date of issuance of the tax opinion. The opinion of counsel will be to the effect that, based on the facts and assumptions stated therein, for federal income tax purposes, and while the matter is not entirely free from doubt:

    (i)   The transfer of all of the assets of the Merging Fund in exchange for Class A, Class C, Class I and Class Y shares of the Acquiring Fund and the assumption by the Acquiring Fund of the liabilities of the Merging Fund followed by the distribution of said Acquiring Fund shares pro rata to the shareholders of the corresponding class of Merging Fund shares in liquidation of the Merging Fund will constitute a "reorganization" within the meaning of §368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the Acquiring Fund and the Merging Fund will each be "a party to the Reorganization" within the meaning of §368(b) of the Code.

    (ii)   No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Merging Fund solely in exchange for Acquiring Fund shares and the assumption by the Acquiring Fund of the liabilities of the Merging Fund.

    (iii)   No gain or loss will be recognized by the Merging Fund upon the transfer of its assets to the Acquiring Fund in exchange for Acquiring Fund shares and the assumption by the Acquiring Fund of the liabilities of the Merging Fund, or upon the distribution (whether actual or constructive) of such Acquiring Fund shares to the shareholders of the Merging Fund in exchange for their Merging Fund shares.

    (iv)   No gain or loss will be recognized by the shareholders of the Merging Fund upon the exchange of their Merging Fund shares for Acquiring Fund shares in liquidation of the Merging Fund.

    (v)   The aggregate tax basis of Acquiring Fund shares received by each shareholder of the Merging Fund pursuant to the Reorganization will be the same as the aggregate tax basis of the Merging Fund shares held by such shareholder immediately prior to the Reorganization, and the holding period of the Acquiring Fund shares received by each shareholder of the Merging Fund will include the period during which the Merging Fund shares exchanged therefor were held by such shareholder (provided the Merging Fund shares were held as a capital asset on the date of the Reorganization).

    (vi)   The tax basis of the assets of the Merging Fund acquired by the Acquiring Fund will be the same as the tax basis of those assets to the Merging Fund immediately prior to the Reorganization, and the holding period of the assets of the Merging Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Merging Fund.

    (vii)   The Acquiring Fund will succeed to and take into account the capital loss carryovers of the Merging Fund described in section 381(c) of the Code. The Acquiring Fund will take any such

capital loss carryovers into account subject to the conditions and limitations specified in sections 381, 382, 383 and 384 of the Code and regulations thereunder.

(e) *Opinion of Counsel.* The Merging Fund shall have received the opinion of counsel for the Acquiring Fund, dated as of the Effective Time of the Reorganization, addressed to and in form and substance satisfactory to the Merging Fund, to the effect that:

    (i)   the Acquiring Fund is an open-end management company registered under the Securities Act of 1933 and the Investment Company Act of 1940, and is duly organized and validly existing in good standing under the laws of the Commonwealth of Massachusetts;

    (ii)   The Acquiring Fund is a series of CSIF;

    (iii)   The Plan and the execution and filing of the Plan have been duly authorized and approved by all requisite action by the CSIF Board, and the Plan has been duly executed and delivered by CSIF on behalf of the Acquiring Fund and, assuming due authorization, execution, and delivery of the Plan by CSIF on behalf of the Merging Fund, is a valid and binding obligation of CSIF and its series, the Acquiring Fund; and

    (iv)   the Acquiring Fund Shares to be issued pursuant to the Reorganization have been duly authorized and upon issuance thereof in accordance with the Plan and CSIF's Declaration of Trust and By-Laws will be legally issued, fully paid and non-assessable shares of beneficial interest of the Acquiring Fund.

10. AMENDMENTS, TERMINATIONS, NON-SURVIVAL OF COVENANTS, WARRANTIES AND REPRESENTATIONS

(a) The parties hereto may, by agreement in writing authorized by the Board of Trustees of each party, amend the Plan at any time before or after approval of the Plan by shareholders of the Merging Fund, but after such approval, no amendment shall be made that materially changes the terms of this Agreement.

(b) At any time prior to the Effective Time of the Reorganization, either party may by written instrument signed by it: (i) waive any inaccuracies in the representations and warranties made pursuant to this Agreement, and (ii) waive compliance with any of the covenants or conditions made for its benefit pursuant to this Agreement.

(c) The Merging Fund may terminate the Plan at any time prior to the Effective Time of the Reorganization by notice to the Acquiring Fund if: (i) a material condition to its performance under this Agreement or a material covenant of the Acquiring Fund contained in this Agreement is not fulfilled on or before the date specified for the fulfillment thereof, or (ii) a material default or material breach of the Plan is made by the Acquiring Fund.

(d) The Acquiring Fund may terminate the Plan at any time prior to the Effective Time of the Reorganization by notice to the Merging Fund if: (i) a material condition to its performance under this Agreement or a material covenant of the Merging Fund contained in this Agreement is not fulfilled on or before the date specified for the fulfillment thereof, or (ii) a material default or material breach of the Plan is made by the Merging Fund.

(e) The Plan may be terminated by either party at any time prior to the Effective Time of the Reorganization upon notice to the other party, whether before or after approval by the shareholders of the Merging Fund, without liability on the part of either party hereto or its respective Trustees, officers, or shareholders, and shall be terminated without liability as of the close of business on December 31, 2016, if the Effective Time of the Reorganization is not on or prior to such date.

(f) No representations, warranties, or covenants in or pursuant to the Plan shall survive the Reorganization.

11. EXPENSES

The Merging Fund will bear the expenses incurred in connection with this Reorganization.

12. GENERAL

This Plan supersedes all prior agreements between the parties (written or oral), is intended as a complete and exclusive statement of the terms of the Plan between the parties and may not be changed or terminated orally. The Plan may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been executed by each party and delivered to the parties hereto. The headings contained in the Plan are for reference purposes only and shall not affect in any way the meaning or interpretation of the Plan. Nothing in the Plan, expressed or implied, is intended to confer upon any other person any rights or remedies by reason of the Plan.

IN WITNESS WHEREOF, the Merging Fund and the Acquiring Fund have caused the Plan to be executed on their behalf by their respective President, Vice President or Treasurer, and their seals to be affixed hereto and attested by their respective Secretary or Assistant Secretary, all as of the day and year first above written, and to be delivered as required.

CALVERT SOCIAL INVESTMENT FUND

on behalf of Calvert Large Cap Core Portfolio

Attest:

By: /s/ Andrew K. Niebler   By: /s/ John H. Streur

Name: Andrew K. Niebler   Name: John H.Streur

Title: Assistant Secretary   Title: President

CALVERT SOCIAL INVESTMENT FUND

on behalf of Calvert Equity Portfolio

Attest:

By: /s/ Andrew K. Niebler   By: /s/ Vicki Benjamin

Name: Andrew K. Niebler   Name: Vicki Benjamin

Title: Assistant Secretary   Title: Treasurer

EXHIBIT B

AGREEMENT AND PLAN OF REORGANIZATION

This AGREEMENT AND PLAN OF REORGANIZATION, dated as of April 8, 2016, is between Calvert SAGE Fund ("CSF"), on behalf of Calvert Global Value Fund (the "Merging Fund"), and CSIF, on behalf of Calvert Equity Portfolio (the "Acquiring Fund").

This Agreement and Plan of Reorganization (the "Agreement" or "Plan") is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a)(1) of the United States Internal Revenue Code of 1986, as amended (the "Code"). The reorganization and liquidation will consist of the transfer of all of the assets of the Merging Fund to the Acquiring Fund in exchange for common stock of the Acquiring Fund, the assumption of the Acquiring Fund of the liabilities of the Merging Fund and the distribution of the Acquiring Fund's shares to the shareholders of the Merging Fund in complete liquidation of the Merging Fund, as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement (the "Reorganization").

In consideration of the mutual promises contained in this Agreement, the parties agree as follows:

1. SHAREHOLDER APPROVAL

Approval by Shareholders. A meeting of the Merging Fund shareholders shall be called and held for the purpose of acting on and authorizing the transactions contemplated in this Agreement. The Acquiring Fund shall furnish to the Merging Fund such data and information as shall be reasonably requested by the Merging Fund for inclusion in the information to be furnished to its shareholders in connection with the meeting.

2. REORGANIZATION

(a) *Plan of Reorganization.* The Merging Fund will convey, transfer, and deliver to the Acquiring Fund all of the then-existing assets and property of the Merging Fund, including, without limitation, all cash, securities, commodities and futures interests and dividends or interests receivable that are owned by the Merging Fund and any deferred or prepaid expenses shown as an asset on the books of the Merging Fund at the closing provided for in Section 2(b) of this Agreement (the "Closing"). In consideration thereof, the Acquiring Fund agrees at the Closing to deliver to the Merging Fund, in exchange for the assets, the number of full and fractional shares of Class A, Class C, Class I and Class Y common stock of the Acquiring Fund (the "Acquiring Fund Shares") to be determined as follows:

In accordance with Section 3 of this Agreement, the number of each class of Acquiring Fund Shares to be issued shall be determined by dividing the per share net asset value of the applicable class of the Merging Fund (rounded to the nearest millionth) by the net asset value per share of the corresponding class of the Acquiring Fund (rounded to the nearest millionth) and multiplying the quotient by the number of shares of that class of the Merging Fund outstanding as of the close of business on the Closing date (the "Closing Date"). It is expressly agreed that there will be no sales charge to the Merging Fund, or to any of the shareholders of the Merging Fund upon distribution of the Acquiring Fund Shares to them.

The Acquiring Fund will assume all of the Merging Fund's liabilities and obligations of any kind whatsoever, whether absolute, accrued, contingent or otherwise in existence on the Closing Date.

(b) *Closing and Effective Time of the Reorganization.* The Closing shall occur at the Effective Time of the Reorganization, which shall be either:

(i) the latest of (x) the satisfaction of all representations and warranties contained herein, (y) receipt of all necessary regulatory approvals, and (z) the final adjournment of the meeting of shareholders of the Merging Fund at which the Plan will be considered, or

(ii) such later date as the parties may mutually agree.

(c) On or as soon as practicable prior to the Closing Date, the Merging Fund will declare and pay to its shareholders of record one or more dividends and/or other distributions so that it will have distributed substantially all (and in no event less than 98%) of its investment company taxable income (computed without regard to any deduction for dividends paid) and realized net capital gain, if any, for the current taxable year through the Closing Date.

3. VALUATION OF NET ASSETS

(a) The value of the Merging Fund's assets to be transferred to the Acquiring Fund under this Agreement shall be computed as of the close of business (coinciding with the closing of the regular session of the New York Stock Exchange ("NYSE") (normally 4:00 p.m. ET)) on the business day immediately preceding the Closing Date (hereinafter the "Valuation Date") using the valuation procedures as set forth in the Merging Fund's prospectus.

(b) The net asset value per share of the Acquiring Fund Shares for purposes of Section 2 of this Agreement shall be determined as of the close of business on the Valuation Date by the Acquiring Fund's Controller using the same valuation procedures as set forth in the Acquiring Fund's prospectus.

(c) A copy of the computation showing in reasonable detail the valuation of the Merging Fund's net assets, using the valuation procedures as set forth in the Merging Fund's prospectus, to be transferred to the Acquiring Fund pursuant to Section 2 of this Agreement, certified by the Controller of the Merging Fund, shall be furnished by the Merging Fund to the Acquiring Fund at the Closing. A copy of the computation showing in reasonable detail the determination of the net asset value per share of the Acquiring Fund Shares pursuant to Section 2 of this Agreement, certified by the Controller of the Acquiring Fund, shall be furnished by the Acquiring Fund to the Merging Fund at the Closing.

In the event that on the Valuation Date: (a) the NYSE or another primary trading market for portfolio securities of the Acquiring Fund or the Merging Fund (each, an "Exchange") shall be closed to trading or trading thereupon shall be restricted, or (b) trading or the reporting of trading on such Exchange or elsewhere shall be disrupted so that, in the judgment of an officer of the Merging Fund and an officer of the Acquiring Fund, accurate appraisal of the value of the net assets of the Acquiring Fund or the Merging Fund is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

The Funds agree to use commercially reasonable efforts to resolve, prior to the Valuation Date, any material pricing differences between the prices of portfolio securities determined in accordance with the pricing policies and procedures of the Acquiring Fund and the Merging Fund.

4. LIQUIDATION AND DISSOLUTION

(a) As soon as practicable after the Closing Date, the Merging Fund will distribute each class of Acquiring Fund Shares received by the Merging Fund pursuant to Section 2(a) of this Agreement pro rata to Merging Fund shareholders of record as of the close of business on the Closing Date that hold shares of the corresponding class of the Merging Fund. Such liquidation and distribution will be accompanied by the establishment of shareholder accounts on the share records of the Acquiring Fund in the names of each such shareholder of the Merging Fund, representing the respective pro rata number of full and fractional Acquiring Fund Shares due to each. No such shareholder accounts shall be established by the Acquiring Fund or the transfer agent for the Acquiring Fund except pursuant to written instructions from the Merging Fund, and the Merging Fund agrees to provide on the Closing Date instructions to transfer to a shareholder account for each former Merging Fund shareholder a pro rata share of the Class A, Class C, Class I or Class Y Acquiring Fund Shares received pursuant to Section 2(a) of this Agreement corresponding to the class of Merging Fund shares held by such shareholder.

(b) Promptly after the distribution described in Section 4(a) above, appropriate notification will be mailed by the Acquiring Fund or its transfer agent to each shareholder of the Merging Fund receiving such distribution of the Acquiring Fund Shares informing such shareholder of the number of the Acquiring Fund Shares distributed to such shareholder and confirming the registration thereof in such shareholder's name.

(c) Share certificates representing the Acquiring Fund Shares shall not be issued in connection with the Reorganization. Ownership of the Acquiring Fund Shares will be shown on the books of the Acquiring Fund's transfer agent.

(d) As promptly as is practicable after the liquidation of the Merging Fund, and in no event later than 12 months from the date of this Agreement, the Merging Fund shall be terminated pursuant to the provisions of the Plan and the By-Laws and Declaration of Trust of CSF.

(e) Immediately after the Closing Date, the share transfer books of the Merging Fund shall be closed and no transfer of shares shall thereafter be made on those books.

5. DECLARATION OF TRUST AND BY-LAWS

(a) *Declaration of Trust.* The Declaration of Trust of CSIF, which governs its series, in effect at the Effective Time of the Reorganization, shall continue to be the Declaration of Trust of CSIF until the same shall thereafter be amended or repealed in accordance with its terms or applicable law.

(b) *By-Laws.* The By-Laws of CSIF, which govern its series, in effect at the Effective Time of the Reorganization, shall continue to be the By-Laws of CSIF until the same shall thereafter be amended or repealed in accordance with the terms of CSIF's By-Laws or Declaration of Trust or applicable law.

6. REPRESENTATIONS AND WARRANTIES OF THE ACQUIRING FUND

(a) *Organization, Existence, etc.* The Acquiring Fund is a duly organized series of CSIF, validly existing and in good standing under the laws of the Commonwealth of Massachusetts. The Acquiring Fund has the power to carry on the business of the Acquiring Fund as it is now being conducted. Currently, CSIF is not qualified to do business as a foreign trust or entity under the laws of any jurisdiction. The Acquiring Fund has all necessary federal, state and local authorization to own all of its properties and assets and to carry on its business as now being conducted.

(b) *Registration as Investment Company.* CSIF, of which the Acquiring Fund is a series, is registered under the Investment Company Act of 1940 (the "Act") as an open-end management investment company. Its registration has not been revoked or rescinded and is in full force and effect.

(c) *Capitalization.* The Acquiring Fund has an unlimited number of authorized shares of beneficial interest without par value, with [INSERT NUMBER]53,148,012 shares outstanding as of March 31, 2016; and no shares were held in the treasury of the Acquiring Fund. All of the outstanding shares of the Acquiring Fund have been duly authorized and are validly issued, fully paid, and non-assessable. Since the Acquiring Fund is a series of an open-end management investment company engaged in the continuous offering and redemption of its shares, the number of outstanding shares may change prior to the Effective Time of the Reorganization.

(d) *Shares to be Issued and Liabilities to be Assumed Upon Reorganization.* The Acquiring Fund Shares to be issued in connection with the Reorganization have been duly authorized and upon consummation of the Reorganization will be validly issued, fully paid and non-assessable. The Acquiring Fund has the power to assume the liabilities to be assumed by it under this Agreement.

(e) *Authority Relative to this Agreement.* CSIF has the power to enter into the Plan on behalf of the Acquiring Fund and to carry out its obligations under this Agreement. The execution and delivery of the Plan and the consummation of the transactions contemplated by this Plan have been duly authorized by the CSIF Board of Trustees ("CSIF Board") and no other proceedings by CSIF are necessary to authorize its officers to effectuate the Plan and the transactions contemplated herein. The Acquiring Fund is not a party to or obligated under any charter, by-law, indenture, or contract provision or any other commitment or obligation, or subject to any order or decree, which would be violated by the execution and carrying out of the Plan.

(f) *Liabilities.* There are no liabilities of the Acquiring Fund, whether or not determined or determinable, other than the liabilities disclosed or provided for in the Acquiring Fund's financial statements for the period ended September 30, 2015 (the "Acquiring Fund Financial Statements") and liabilities incurred in the ordinary course of business subsequent to September 30, 2014, or otherwise previously disclosed to the Merging Fund, none of which has been materially adverse to the business, assets or results of operations of the Acquiring Fund.

(g) *Litigation.* To the knowledge of the officers of CSIF and the CSIF Board there are no claims, actions, suits, or proceedings, pending or threatened, which would adversely affect the Acquiring Fund or its assets or business, or which would prevent or hinder consummation of the transactions contemplated by this Agreement.

(h) *Contracts.* Except for contracts and agreements previously disclosed to the Merging Fund under which no default exists, CSIF, on behalf of the Acquiring Fund, is not a party to or subject to any material contract, debt instrument, plan, lease, franchise, license, or permit of any kind or nature whatsoever.

(i) *Taxes.* The federal income tax returns of the Acquiring Fund have been filed for all taxable years ending on or prior to the Closing Date, and all taxes payable pursuant to such returns have been paid. Since commencement of operations, the Acquiring Fund has qualified as a regulated investment company under the Code with respect to each taxable year of the Acquiring Fund ending on or prior to the Closing Date.

(j) *Registration Statement.* The Acquiring Fund shall have filed with the Securities and Exchange Commission (the "Commission") a Registration Statement under the Securities Act of 1933 ("Securities Act") relating to the Acquiring Fund Shares issuable under this Agreement. At the time the Registration Statement becomes effective, the Registration Statement:

   (i) will comply in all material respects with the provisions of the Securities Act and the rules and regulations of the Commission thereunder (the "Regulations"), and

   (ii) will not contain an untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

Further, at the time the Registration Statement becomes effective, at the time of the shareholders' meeting referred to in Section 1, and at the Effective Time of the Reorganization, the Prospectus and Statement of Additional Information included therein, as amended or supplemented by any amendments or supplements filed by the Acquiring Fund and as pertaining to the Acquiring Fund, will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that none of the representations and warranties in this subsection shall apply to statements in or omissions from the Registration Statement or Prospectus and Statement of Additional Information made in reliance upon and in conformity with information furnished by the Merging Fund for use in the Registration Statement or Prospectus and Statement of Additional Information as provided in Section 7(k).

(k) *Brokerage payments.* No brokerage or finders fees are payable in connection with this transaction other than those that are disclosed in the Registration Statement referred to in Section 6(j).

7. REPRESENTATIONS AND WARRANTIES OF THE MERGING FUND

(a) *Organization, Existence, etc.* The Merging Fund is a duly organized series of CSF, validly existing and in good standing under the laws of the State of Maryland, and has power to carry on its business as it is now being conducted. Currently, CSF is not qualified to do business as a foreign trust or entity under the laws of any jurisdiction. The Merging Fund has all necessary federal, state and local authorization to own all of its properties and assets and to carry on its business as now being conducted.

(b) *Registration as Investment Company.* CSF, of which the Merging Fund is a series, is registered under the Act as an open-end management investment company. Its registration has not been revoked or rescinded and is in full force and effect.

(c) *Capitalization.* The Merging Fund has an unlimited number of authorized shares of beneficial interest without par value, with [INSERT NUMBER]2,037,932 shares outstanding as of March 31, 2016; and no shares were held in the treasury of the Merging Fund. All of the outstanding shares of the Merging Fund have been duly authorized and are validly issued, fully paid, and non-assessable. Since the Merging Fund is a series of an open-end management investment company engaged in the continuous offering and redemption of its shares, the number of outstanding shares of the Merging Fund may change prior to the Effective Date of the Reorganization.

(d) *Financial Statements.* The audited financial statements of the Merging Fund for the year ended December 31, 2015, have been delivered to the Acquiring Fund and fairly present the financial position of the Merging Fund as of December 31, 2015, and the results of its operations and changes in net assets for the year then ended (the "Merging Fund Financial Statements").

(e) *Authority Relative to this Agreement.* CSF has the power to enter into the Plan on behalf of its series, the Merging Fund, and to carry out its obligations under this Agreement. The execution and delivery of the Plan and the consummation of the transactions contemplated by this Plan have been duly authorized by the CSF Board and, except for approval by the holders of its outstanding shares, no other proceedings by CSF are necessary to authorize its officers to effectuate the Plan and the transactions contemplated herein. The Merging Fund is not a party to or obligated under any charter, by-law, indenture, or contract provision or any other commitment or obligation, or subject to any order or decree, which would be violated by the execution and carrying out of the Plan.

(f) *Liabilities.* There are no liabilities of the Merging Fund whether or not determined or determinable, other than the liabilities disclosed or provided for in the Merging Fund Financial Statements, liabilities incurred in the ordinary course of business or liabilities otherwise previously disclosed to the Acquiring Fund, none of which has been materially adverse to the business, assets, or results of operations of the Merging Fund. The Merging Fund has the power to transfer the liabilities to be assumed by the Acquiring Fund under this Agreement.

(g) *Litigation.* To the knowledge of the officers of CSF and the CSF Board, there are no claims, actions, suits, or proceedings, pending or threatened, which would adversely affect the Merging Fund or its assets or business, or which would prevent or hinder consummation of the transactions contemplated by this Agreement.

(h) *Contracts.* Except for contracts and agreements previously disclosed to the Acquiring Fund under which no default exists, CSF, on behalf of the Merging Fund, is not a party to or subject to any material contract, debt instrument, plan, lease, franchise, license, or permit of any kind or nature whatsoever.

(i) *Taxes.* The federal income tax returns of the Merging Fund have been filed for all taxable years ending on or prior to the Closing Date, and all taxes payable pursuant to such returns have been paid. Since commencement of operations, the Merging Fund has qualified as a regulated investment company under the Code with respect to each taxable year of the Merging Fund ending on or prior to the Closing Date.

(j) *Fund Securities.* All securities to be listed in the schedule of investments of the Merging Fund as of the Effective Time of the Reorganization will be owned by CSF on behalf of the Merging Fund free and clear of any liens, claims, charges, options, and encumbrances, except as indicated in the schedule. Except as so indicated, none of the securities is, or after the Reorganization (as contemplated by this Plan) will be, subject to any legal or contractual restrictions on disposition (including restrictions as to the public offering or sale of the securities under the Securities Act), and all the securities are or will be readily marketable.

(k) *Registration Statement.* The Merging Fund will cooperate with the Acquiring Fund in connection with the Registration Statement referred to in Section 6(j) of this Agreement, and will furnish to the Acquiring Fund the information relating to the Merging Fund required by the Securities Act and the regulations promulgated thereunder to be set forth in the Registration Statement (including the Prospectus and Statement of Additional Information). At the time the Registration Statement becomes effective, the Registration Statement, insofar as it relates to the Merging Fund:

  (i) will comply in all material respects with the provisions of the Securities Act and the Regulations, and

  (ii) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

Further, at the time the Registration Statement becomes effective, at the time of the shareholders' meeting referred to in Section 1 and at the Effective Time of the Reorganization, the Prospectus and Statement of Additional Information included therein, as amended or supplemented by any amendments or supplements filed by the Acquiring Fund, insofar as it relates to the Merging Fund, will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this subsection shall apply only to statements in or omissions from the Registration Statement or Prospectus and Statement of Additional Information made in reliance upon and in conformity with information furnished by the Merging Fund for use in the Registration Statement or Prospectus and Statement of Additional Information as provided in this Section 7(k).

(l) *Brokerage payments.* No brokerage or finders fees are payable in connection with this transaction other than those that are disclosed in the Registration Statement referred to in Section 6(j).

8. CONDITIONS TO OBLIGATIONS OF THE ACQUIRING FUND

The obligations of the Acquiring Fund under this Agreement with respect to the consummation of the Reorganization are subject to the satisfaction of the following conditions:

(a) *Representations, Warranties, and Agreements.* As of the Effective Time of the Reorganization, the Merging Fund shall have complied with each of its obligations under this Agreement, the representations and warranties contained in this Agreement shall be true in all material respects, and there shall have been no material adverse change in the financial condition, results of operations, business, properties or assets of the Merging Fund since December 31, 2015. As of the Effective Time of the Reorganization, the Acquiring Fund shall have received a certificate from the Merging Fund satisfactory in form and substance to the Acquiring Fund indicating that the Merging Fund has met the terms stated in this Section.

(b) *Regulatory Approval.* All necessary orders of exemption under the Act with respect to the transactions contemplated by this Agreement shall have been granted by the Commission, and all approvals, registrations, and exemptions under federal and state securities laws considered to be necessary shall have been obtained.

(c) *Tax Opinion.* The Acquiring Fund shall have received the opinion of counsel, addressed to and in form and substance satisfactory to the Acquiring Fund, as to certain of the federal income tax consequences of the Reorganization under the Internal Revenue Code to the Acquiring Fund and the shareholders of the Acquiring Fund. For purposes of rendering its opinion, counsel may rely exclusively and without independent verification, as to factual matters, on the statements made in the Plan, the proxy statement which will be distributed to the shareholders of the Merging Fund in connection with the Reorganization, and on such other written representations as the Merging Fund and the Acquiring Fund will have verified as of the date of issuance of the tax opinion. The opinion of counsel will be to the effect that, based on the facts and assumptions stated therein, for federal income tax purposes, and while the matter is not entirely free from doubt:

(i) The transfer of all of the assets of the Merging Fund in exchange for Class A, Class C, Class I and Class Y shares of the Acquiring Fund and the assumption by the Acquiring Fund of the liabilities of the Merging Fund followed by the distribution of said Acquiring Fund shares pro rata to the shareholders of the corresponding class of Merging Fund shares in liquidation of the Merging Fund will constitute a "reorganization" within the meaning of §368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the Acquiring Fund and the Merging Fund will each be "a party to the Reorganization" within the meaning of §368(b) of the Code.

(ii) No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Merging Fund solely in exchange for Acquiring Fund shares and the assumption by the Acquiring Fund of the liabilities of the Merging Fund.

(iii) No gain or loss will be recognized by the Merging Fund upon the transfer of its assets to the Acquiring Fund in exchange for Acquiring Fund shares and the assumption by the Acquiring Fund of the liabilities of the Merging Fund, or upon the distribution (whether actual or

constructive) of such Acquiring Fund shares to the shareholders of the Merging Fund in exchange for their Merging Fund shares.

    (iv)   No gain or loss will be recognized by the shareholders of the Merging Fund upon the exchange of their Merging Fund shares for Acquiring Fund shares in liquidation of the Merging Fund.

    (v)   The aggregate tax basis of Acquiring Fund shares received by each shareholder of the Merging Fund pursuant to the Reorganization will be the same as the aggregate tax basis of the Merging Fund shares held by such shareholder immediately prior to the Reorganization, and the holding period of the Acquiring Fund shares received by each shareholder of the Merging Fund will include the period during which the Merging Fund shares exchanged therefor were held by such shareholder (provided the Merging Fund shares were held as a capital asset on the date of the Reorganization).

    (vi)   The tax basis of the assets of the Merging Fund acquired by the Acquiring Fund will be the same as the tax basis of those assets to the Merging Fund immediately prior to the Reorganization, and the holding period of the assets of the Merging Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Merging Fund.

    (vii)   The Acquiring Fund will succeed to and take into account the capital loss carryovers of the Merging Fund described in section 381(c) of the Code. The Acquiring Fund will take any such capital loss carryovers into account subject to the conditions and limitations specified in sections 381, 382, 383 and 384 of the Code and regulations thereunder.

(d) *Opinion of Counsel.* The Acquiring Fund shall have received the opinion of counsel for the Merging Fund, dated as of the Effective Time of the Reorganization, addressed to and in form and substance satisfactory to the Acquiring Fund, to the effect that:

    (i)   CSF is an open-end management company registered under the Securities Act of 1933 and the Investment Company Act of 1940, and is duly organized and validly existing in good standing under the laws of the State of Maryland;

    (ii)   The Merging Fund is a series of CSF; and

    (iii)   The Plan and the execution and filing of the Plan have been duly authorized and approved by all requisite action by the CSF Board, and the Plan has been duly executed and delivered by CSF on behalf of the Merging Fund and, assuming due authorization, execution, and delivery of the Plan by CSIF on behalf of the Acquiring Fund, is a valid and binding obligation of CSF and its series, the Merging Fund.

9. CONDITIONS TO OBLIGATIONS OF THE MERGING FUND

The obligations of the Merging Fund under this Agreement with respect to the consummation of the Reorganization are subject to the satisfaction of the following conditions:

(a) *Shareholder Approval.* The Plan shall have been approved by the affirmative vote of a majority of the outstanding voting securities of the Merging Fund as required by the Act. This means that the Plan must be approved by the lesser of: (i) 67% of the shares of the Merging Fund entitled to vote and present at a meeting if the holders of more than 50% of the outstanding shares entitled to vote are present in person or by proxy; or (ii) more than 50% of the outstanding shares of the Merging Fund entitled to vote.

(b) *Representations, Warranties and, Agreements.* As of the Effective Time of the Reorganization, the Acquiring Fund shall have complied with each of its responsibilities under this Agreement, the representations and warranties contained in this Agreement shall be true in all material respects, and there shall have been no material adverse change in the financial condition, results of operations, business, properties, or assets of the Acquiring Fund since September 30, 2015. As of the Effective Time of the Reorganization, the Merging Fund

shall have received a certificate from the Acquiring Fund satisfactory in form and substance to the Merging Fund indicating that the Acquiring Fund has met the terms stated in this Section.

(c) *Regulatory Approval.* The Registration Statement referred to in Section 6(j) shall have been declared effective by the Commission and no stop orders under the Securities Act pertaining thereto shall have been issued; all necessary orders of exemption under the Act with respect to the transactions contemplated by this Agreement shall have been granted by the Commission; and all approvals, registrations, and exemptions under federal and state securities laws considered to be necessary shall have been obtained.

(d) *Tax Opinion.* The Merging Fund shall have received the opinion of counsel, addressed to and in form and substance satisfactory to the Merging Fund, as to certain of the federal income tax consequences of the Reorganization under the Internal Revenue Code to the Merging Fund and its shareholders. For purposes of rendering its opinion, counsel may rely exclusively and without independent verification, as to factual matters, on the statements made in the Plan, the proxy statement which will be distributed to the shareholders of the Merging Fund in connection with the Reorganization, and on such other written representations as the Merging Fund and the Acquiring Fund will have verified as of the date of issuance of the tax opinion. The opinion of counsel will be to the effect that, based on the facts and assumptions stated therein, for federal income tax purposes, and while the matter is not entirely free from doubt:

(i) The transfer of all of the assets of the Merging Fund in exchange for Class A, Class C, Class I and Class Y shares of the Acquiring Fund and the assumption by the Acquiring Fund of the liabilities of the Merging Fund followed by the distribution of said Acquiring Fund shares pro rata to the shareholders of the corresponding class of Merging Fund shares in liquidation of the Merging Fund will constitute a "reorganization" within the meaning of §368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the Acquiring Fund and the Merging Fund will each be "a party to the Reorganization" within the meaning of §368(b) of the Code.

(ii) No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Merging Fund solely in exchange for Acquiring Fund shares and the assumption by the Acquiring Fund of the liabilities of the Merging Fund.

(iii) No gain or loss will be recognized by the Merging Fund upon the transfer of its assets to the Acquiring Fund in exchange for Acquiring Fund shares and the assumption by the Acquiring Fund of the liabilities of the Merging Fund, or upon the distribution (whether actual or constructive) of such Acquiring Fund shares to the shareholders of the Merging Fund in exchange for their Merging Fund shares.

(iv) No gain or loss will be recognized by the shareholders of the Merging Fund upon the exchange of their Merging Fund shares for Acquiring Fund shares in liquidation of the Merging Fund.

(v) The aggregate tax basis of Acquiring Fund shares received by each shareholder of the Merging Fund pursuant to the Reorganization will be the same as the aggregate tax basis of the Merging Fund shares held by such shareholder immediately prior to the Reorganization, and the holding period of the Acquiring Fund shares received by each shareholder of the Merging Fund will include the period during which the Merging Fund shares exchanged therefor were held by such shareholder (provided the Merging Fund shares were held as a capital asset on the date of the Reorganization).

(vi) The tax basis of the assets of the Merging Fund acquired by the Acquiring Fund will be the same as the tax basis of those assets to the Merging Fund immediately prior to the Reorganization, and the holding period of the assets of the Merging Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Merging Fund.

(vii) The Acquiring Fund will succeed to and take into account the capital loss carryovers of the Merging Fund described in section 381(c) of the Code. The Acquiring Fund will take any such

capital loss carryovers into account subject to the conditions and limitations specified in sections 381, 382, 383 and 384 of the Code and regulations thereunder.

(e) *Opinion of Counsel.* The Merging Fund shall have received the opinion of counsel for the Acquiring Fund, dated as of the Effective Time of the Reorganization, addressed to and in form and substance satisfactory to the Merging Fund, to the effect that:

  (i)   CSIF is an open-end management company registered under the Securities Act of 1933 and the Investment Company Act of 1940, and is duly organized and validly existing in good standing under the laws of the Commonwealth of Massachusetts;

  (ii) The Acquiring Fund is a series of CSIF;

  (iii) The Plan and the execution and filing of the Plan have been duly authorized and approved by all requisite action by the CSIF Board, and the Plan has been duly executed and delivered by CSIF on behalf of the Acquiring Fund and, assuming due authorization, execution, and delivery of the Plan by CSF on behalf of the Merging Fund, is a valid and binding obligation of CSIF and its series, the Acquiring Fund; and

  (iv) the Acquiring Fund Shares to be issued pursuant to the Reorganization have been duly authorized and upon issuance thereof in accordance with the Plan and CSIF's Declaration of Trust and By-Laws will be legally issued, fully paid and non-assessable shares of beneficial interest of the Acquiring Fund.

10. AMENDMENTS, TERMINATIONS, NON-SURVIVAL OF COVENANTS, WARRANTIES AND REPRESENTATIONS

(a) The parties hereto may, by agreement in writing authorized by the Board of Trustees of each party, amend the Plan at any time before or after approval of the Plan by shareholders of the Merging Fund, but after such approval, no amendment shall be made that materially changes the terms of this Agreement.

(b) At any time prior to the Effective Time of the Reorganization, either party may by written instrument signed by it: (i) waive any inaccuracies in the representations and warranties made pursuant to this Agreement, and (ii) waive compliance with any of the covenants or conditions made for its benefit pursuant to this Agreement.

(c) The Merging Fund may terminate the Plan at any time prior to the Effective Time of the Reorganization by notice to the Acquiring Fund if: (i) a material condition to its performance under this Agreement or a material covenant of the Acquiring Fund contained in this Agreement is not fulfilled on or before the date specified for the fulfillment thereof, or (ii) a material default or material breach of the Plan is made by the Acquiring Fund.

(d) The Acquiring Fund may terminate the Plan at any time prior to the Effective Time of the Reorganization by notice to the Merging Fund if: (i) a material condition to its performance under this Agreement or a material covenant of the Merging Fund contained in this Agreement is not fulfilled on or before the date specified for the fulfillment thereof, or (ii) a material default or material breach of the Plan is made by the Merging Fund.

(e) The Plan may be terminated by either party at any time prior to the Effective Time of the Reorganization upon notice to the other party, whether before or after approval by the shareholders of the Merging Fund, without liability on the part of either party hereto or its respective Trustees, officers, or shareholders, and shall be terminated without liability as of the close of business on December 31, 2016, if the Effective Time of the Reorganization is not on or prior to such date.

(f) No representations, warranties, or covenants in or pursuant to the Plan shall survive the Reorganization.

11. EXPENSES

The Merging Fund will bear the expenses incurred in connection with this Reorganization.

12. GENERAL

This Plan supersedes all prior agreements between the parties (written or oral), is intended as a complete and exclusive statement of the terms of the Plan between the parties and may not be changed or terminated orally. The Plan may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been executed by each party and delivered to the parties hereto. The headings contained in the Plan are for reference purposes only and shall not affect in any way the meaning or interpretation of the Plan. Nothing in the Plan, expressed or implied, is intended to confer upon any other person any rights or remedies by reason of the Plan.

IN WITNESS WHEREOF, the Merging Fund and the Acquiring Fund have caused the Plan to be executed on their behalf by their respective President, Vice President or Treasurer, and their seals to be affixed hereto and attested by their respective Secretary or Assistant Secretary, all as of the day and year first above written, and to be delivered as required.

CALVERT SAGE FUND

on behalf of Calvert Global Value Fund

Attest:

By: /s/ Andrew K. Niebler   By: /s/ John H. Streur

Name: Andrew K. Niebler   Name: John H.Streur

Title: Assistant Secretary   Title: President

CALVERT SOCIAL INVESTMENT FUND

on behalf of Calvert Equity Portfolio

Attest:

By: /s/ Andrew K. Niebler   By: /s/ Vicki Benjamin

Name: Andrew K. Niebler   Name: Vicki Benjamin

Title: Assistant Secretary   Title: Treasurer

EXHIBIT C

AGREEMENT AND PLAN OF REORGANIZATION

This AGREEMENT AND PLAN OF REORGANIZATION, dated as of April 8, 2016, is between Calvert SAGE Fund ("CSF"), on behalf of Calvert Global Equity Income Fund (the "Merging Fund"), and CSIF, on behalf of Calvert Equity Portfolio (the "Acquiring Fund").

This Agreement and Plan of Reorganization (the "Agreement" or "Plan") is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a)(1) of the United States Internal Revenue Code of 1986, as amended (the "Code"). The reorganization and liquidation will consist of the transfer of all of the assets of the Merging Fund to the Acquiring Fund in exchange for common stock of the Acquiring Fund, and the assumption by the Acquiring Fund of the liabilities of the Merging Fund and the distribution of the Acquiring Fund's shares to the shareholders of the Merging Fund in complete liquidation of the Merging Fund, as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement (the "Reorganization").

In consideration of the mutual promises contained in this Agreement, the parties agree as follows:

1. SHAREHOLDER APPROVAL

Approval by Shareholders. A meeting of the Merging Fund shareholders shall be called and held for the purpose of acting on and authorizing the transactions contemplated in this Agreement. The Acquiring Fund shall furnish to the Merging Fund such data and information as shall be reasonably requested by the Merging Fund for inclusion in the information to be furnished to its shareholders in connection with the meeting.

2. REORGANIZATION

(a) *Plan of Reorganization.* The Merging Fund will convey, transfer, and deliver to the Acquiring Fund all of the then-existing assets and property of the Merging Fund, including, without limitation, all cash, securities, commodities and futures interests and dividends or interests receivable that are owned by the Merging Fund and any deferred or prepaid expenses shown as an asset on the books of the Merging Fund at the closing provided for in Section 2(b) of this Agreement (the "Closing"). In consideration thereof, the Acquiring Fund agrees at the Closing to deliver to the Merging Fund, in exchange for the assets, the number of full and fractional shares of Class A, Class C, Class I and Class Y common stock of the Acquiring Fund (the "Acquiring Fund Shares") to be determined as follows:

In accordance with Section 3 of this Agreement, the number of each class of Acquiring Fund Shares to be issued shall be determined by dividing the per share net asset value of the applicable class of the Merging Fund (rounded to the nearest millionth) by the net asset value per share of the corresponding class of the Acquiring Fund (rounded to the nearest millionth) and multiplying the quotient by the number of shares of that class of the Merging Fund outstanding as of the close of business on the Closing date (the "Closing Date"). It is expressly agreed that there will be no sales charge to the Merging Fund, or to any of the shareholders of the Merging Fund upon distribution of the Acquiring Fund Shares to them.

The Acquiring Fund will assume all of the Merging Fund's liabilities and obligations of any kind whatsoever, whether absolute, accrued, contingent or otherwise in existence on the Closing Date.

(b) *Closing and Effective Time of the Reorganization.* The Closing shall occur at the Effective Time of the Reorganization, which shall be either:

(i) the latest of (x) the satisfaction of all representations and warranties contained herein, (y) receipt of all necessary regulatory approvals, and (z) the final adjournment of the meeting of shareholders of the Merging Fund at which the Plan will be considered, or

(ii) such later date as the parties may mutually agree.

(c) On or as soon as practicable prior to the Closing Date, the Merging Fund will declare and pay to its shareholders of record one or more dividends and/or other distributions so that it will have distributed substantially all (and in no event less than 98%) of its investment company taxable income (computed without regard to any deduction for dividends paid) and realized net capital gain, if any, for the current taxable year through the Closing Date.

3. VALUATION OF NET ASSETS

(a) The value of the Merging Fund's assets to be transferred to the Acquiring Fund under this Agreement shall be computed as of the close of business (coinciding with the closing of the regular session of the New York Stock Exchange ("NYSE") (normally 4:00 p.m. ET)) on the business day immediately preceding the Closing Date (hereinafter the "Valuation Date") using the valuation procedures as set forth in the Merging Fund's prospectus.

(b) The net asset value per share of the Acquiring Fund Shares for purposes of Section 2 of this Agreement shall be determined as of the close of business on the Valuation Date by the Acquiring Fund's Controller using the same valuation procedures as set forth in the Acquiring Fund's prospectus.

(c) A copy of the computation showing in reasonable detail the valuation of the Merging Fund's net assets, using the valuation procedures as set forth in the Merging Fund's prospectus, to be transferred to the Acquiring Fund pursuant to Section 2 of this Agreement, certified by the Controller of the Merging Fund, shall be furnished by the Merging Fund to the Acquiring Fund at the Closing. A copy of the computation showing in reasonable detail the determination of the net asset value per share of the Acquiring Fund Shares pursuant to Section 2 of this Agreement, certified by the Controller of the Acquiring Fund, shall be furnished by the Acquiring Fund to the Merging Fund at the Closing.

In the event that on the Valuation Date: (a) the NYSE or another primary trading market for portfolio securities of the Acquiring Fund or the Merging Fund (each, an "Exchange") shall be closed to trading or trading thereupon shall be restricted, or (b) trading or the reporting of trading on such Exchange or elsewhere shall be disrupted so that, in the judgment of an officer of the Merging Fund and an officer of the Acquiring Fund, accurate appraisal of the value of the net assets of the Acquiring Fund or the Merging Fund is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

The Funds agree to use commercially reasonable efforts to resolve, prior to the Valuation Date, any material pricing differences between the prices of portfolio securities determined in accordance with the pricing policies and procedures of the Acquiring Fund and the Merging Fund.

4. LIQUIDATION AND DISSOLUTION

(a) As soon as practicable after the Closing Date, the Merging Fund will distribute each class of Acquiring Fund Shares received by the Merging Fund pursuant to Section 2(a) of this Agreement pro rata to Merging Fund shareholders of record as of the close of business on the Closing Date that hold shares of the corresponding class of the Merging Fund. Such liquidation and distribution will be accompanied by the establishment of shareholder accounts on the share records of the Acquiring Fund in the names of each such shareholder of the Merging Fund, representing the respective pro rata number of full and fractional Acquiring Fund Shares due to each. No such shareholder accounts shall be established by the Acquiring Fund or the transfer agent for the Acquiring Fund except pursuant to written instructions from the Merging Fund, and the Merging Fund agrees to provide on the Closing Date instructions to transfer to a shareholder account for each former Merging Fund shareholder a pro rata share of the Class A, Class C, Class I or Class Y Acquiring Fund Shares received pursuant to Section 2(a) of this Agreement corresponding to the class of Merging Fund shares held by such shareholder.

(b) Promptly after the distribution described in Section 4(a) above, appropriate notification will be mailed by the Acquiring Fund or its transfer agent to each shareholder of the Merging Fund receiving such distribution of the Acquiring Fund Shares informing such shareholder of the number of the Acquiring Fund Shares distributed to such shareholder and confirming the registration thereof in such shareholder's name.

(c) Share certificates representing the Acquiring Fund Shares shall not be issued in connection with the Reorganization. Ownership of the Acquiring Fund Shares will be shown on the books of the Acquiring Fund's transfer agent.

(d) As promptly as is practicable after the liquidation of the Merging Fund, and in no event later than 12 months from the date of this Agreement, the Merging Fund shall be terminated pursuant to the provisions of the Plan and the By-Laws and Declaration of Trust of CSF.

(e) Immediately after the Closing Date, the share transfer books of the Merging Fund shall be closed and no transfer of shares shall thereafter be made on those books.

5. DECLARATION OF TRUST AND BY-LAWS

(a) *Declaration of Trust.* The Declaration of Trust of CSIF, which governs its series, in effect at the Effective Time of the Reorganization, shall continue to be the Declaration of Trust of CSIF until the same shall thereafter be amended or repealed in accordance with its terms or applicable law.

(b) *By-Laws.* The By-Laws of CSIF, which govern its series, in effect at the Effective Time of the Reorganization, shall continue to be the By-Laws of CSIF until the same shall thereafter be amended or repealed in accordance with the terms of CSIF's By-Laws or Declaration of Trust or applicable law.

6. REPRESENTATIONS AND WARRANTIES OF THE ACQUIRING FUND

(a) *Organization, Existence, etc.* The Acquiring Fund is a duly organized series of CSIF, validly existing and in good standing under the laws of the Commonwealth of Massachusetts. The Acquiring Fund has the power to carry on the business of the Acquiring Fund as it is now being conducted. Currently, CSIF is not qualified to do business as a foreign trust or entity under the laws of any jurisdiction. The Acquiring Fund has all necessary federal, state and local authorization to own all of its properties and assets and to carry on its business as now being conducted.

(b) *Registration as Investment Company.* CSIF, of which the Acquiring Fund is a series, is registered under the Investment Company Act of 1940 (the "Act") as an open-end management investment company. Its registration has not been revoked or rescinded and is in full force and effect.

(c) *Capitalization.* The Acquiring Fund has an unlimited number of authorized shares of beneficial interest without par value, with [INSERT NUMBER]53,148,012 shares outstanding as of March 31, 2016; and no shares were held in the treasury of the Acquiring Fund. All of the outstanding shares of the Acquiring Fund have been duly authorized and are validly issued, fully paid, and non-assessable. Since the Acquiring Fund is a series of an open-end management investment company engaged in the continuous offering and redemption of its shares, the number of outstanding shares may change prior to the Effective Time of the Reorganization.

(d) *Shares to be Issued and Liabilities to be Assumed Upon Reorganization.* The Acquiring Fund Shares to be issued in connection with the Reorganization have been duly authorized and upon consummation of the Reorganization will be validly issued, fully paid and non-assessable. The Acquiring Fund has the power to assume the liabilities to be assumed by it under this Agreement.

(e) *Authority Relative to this Agreement.* CSIF has the power to enter into the Plan on behalf of the Acquiring Fund and to carry out its obligations under this Agreement. The execution and delivery of the Plan and the consummation of the transactions contemplated by this Plan have been duly authorized by the CSIF Board of Trustees ("CSIF Board") and no other proceedings by CSIF are necessary to authorize its officers to effectuate the Plan and the transactions contemplated herein. The Acquiring Fund is not a party to or obligated under any charter, by-law, indenture, or contract provision or any other commitment or obligation, or subject to any order or decree, which would be violated by the execution and carrying out of the Plan.

(f) *Liabilities.* There are no liabilities of the Acquiring Fund, whether or not determined or determinable, other than the liabilities disclosed or provided for in the Acquiring Fund's financial statements for the period ended September 30, 2015 (the "Acquiring Fund Financial Statements") and liabilities incurred in the ordinary course of business subsequent to September 30, 2015, or otherwise previously disclosed to the Merging Fund, none of which has been materially adverse to the business, assets or results of operations of the Acquiring Fund.

(g) *Litigation.* To the knowledge of the officers of CSIF and the CSIF Board there are no claims, actions, suits, or proceedings, pending or threatened, which would adversely affect the Acquiring Fund or its assets or business, or which would prevent or hinder consummation of the transactions contemplated by this Agreement.

(h) *Contracts.* Except for contracts and agreements previously disclosed to the Merging Fund under which no default exists, CSIF, on behalf of the Acquiring Fund, is not a party to or subject to any material contract, debt instrument, plan, lease, franchise, license, or permit of any kind or nature whatsoever.

(i) *Taxes.* The federal income tax returns of the Acquiring Fund have been filed for all taxable years ending on or prior to the Closing Date, and all taxes payable pursuant to such returns have been paid. Since commencement of operations, the Acquiring Fund has qualified as a regulated investment company under the Code with respect to each taxable year of the Acquiring Fund ending on or prior to the Closing Date.

(j) *Registration Statement.* The Acquiring Fund shall have filed with the Securities and Exchange Commission (the "Commission") a Registration Statement under the Securities Act of 1933 ("Securities Act") relating to the Acquiring Fund Shares issuable under this Agreement. At the time the Registration Statement becomes effective, the Registration Statement:

(i) will comply in all material respects with the provisions of the Securities Act and the rules and regulations of the Commission thereunder (the "Regulations"), and

(ii) will not contain an untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

Further, at the time the Registration Statement becomes effective, at the time of the shareholders' meeting referred to in Section 1, and at the Effective Time of the Reorganization, the Prospectus and Statement of Additional Information included therein, as amended or supplemented by any amendments or supplements filed by the Acquiring Fund and as pertaining to the Acquiring Fund, will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that none of the representations and warranties in this subsection shall apply to statements in or omissions from the Registration Statement or Prospectus and Statement of Additional Information made in reliance upon and in conformity with information furnished by the Merging Fund for use in the Registration Statement or Prospectus and Statement of Additional Information as provided in Section 7(k).

(k) *Brokerage payments.* No brokerage or finders fees are payable in connection with this transaction other than those that are disclosed in the Registration Statement referred to in Section 6(j).

7. REPRESENTATIONS AND WARRANTIES OF THE MERGING FUND

(a) *Organization, Existence, etc.* The Merging Fund is a duly organized series of CSF, validly existing and in good standing under the laws of the Commonwealth of Massachusetts, and has power to carry on its business as it is now being conducted. Currently, CSF is not qualified to do business as a foreign trust or entity under the laws of any jurisdiction. The Merging Fund has all necessary federal, state and local authorization to own all of its properties and assets and to carry on its business as now being conducted.

(b) *Registration as Investment Company.* CSF, of which the Merging Fund is a series, is registered under the Act as an open-end management investment company. Its registration has not been revoked or rescinded and is in full force and effect.

(c) *Capitalization.* The Merging Fund has an unlimited number of authorized shares of beneficial interest without par value, with [INSERT NUMBER]2,110,671 shares outstanding as of March 31, 2016; and no shares were held in the treasury of the Merging Fund. All of the outstanding shares of the Merging Fund have been duly authorized and are validly issued, fully paid, and non-assessable. Since the Merging Fund is a series of an open-end management investment company engaged in the continuous offering and redemption of its shares, the number of outstanding shares of the Merging Fund may change prior to the Effective Date of the Reorganization.

(d) *Financial Statements.* The audited financial statements of the Merging Fund for the year ended December 31, 2015, have been delivered to the Acquiring Fund and fairly present the financial position of the Merging Fund as of December 31, 2015, and the results of its operations and changes in net assets for the year then ended (the "<u>Merging Fund Financial Statements</u>").

(e) *Authority Relative to this Agreement.* CSF has the power to enter into the Plan on behalf of its series, the Merging Fund, and to carry out its obligations under this Agreement. The execution and delivery of the Plan and the consummation of the transactions contemplated by this Plan have been duly authorized by the CSF Board and, except for approval by the holders of its outstanding shares, no other proceedings by CSF are necessary to authorize its officers to effectuate the Plan and the transactions contemplated herein. The Merging Fund is not a party to or obligated under any charter, by-law, indenture, or contract provision or any other commitment or obligation, or subject to any order or decree, which would be violated by the execution and carrying out of the Plan.

(f) *Liabilities.* There are no liabilities of the Merging Fund whether or not determined or determinable, other than the liabilities disclosed or provided for in the Merging Fund Financial Statements, liabilities incurred in the ordinary course of business or liabilities otherwise previously disclosed to the Acquiring Fund, none of which has been materially adverse to the business, assets, or results of operations of the Merging Fund. The Merging Fund has the power to transfer the liabilities to be assumed by the Acquiring Fund under this Agreement.

(g) *Litigation.* To the knowledge of the officers of CSF and the CSF Board, there are no claims, actions, suits, or proceedings, pending or threatened, which would adversely affect the Merging Fund or its assets or business, or which would prevent or hinder consummation of the transactions contemplated by this Agreement.

(h) *Contracts.* Except for contracts and agreements previously disclosed to the Acquiring Fund under which no default exists, CSF, on behalf of the Merging Fund, is not a party to or subject to any material contract, debt instrument, plan, lease, franchise, license, or permit of any kind or nature whatsoever.

(i) *Taxes.* The federal income tax returns of the Merging Fund have been filed for all taxable years ending on or prior to the Closing Date, and all taxes payable pursuant to such returns have been paid. Since commencement of operations, the Merging Fund has qualified as a regulated investment company under the Code with respect to each taxable year of the Merging Fund ending on or prior to the Closing Date.

(j) *Fund Securities.* All securities to be listed in the schedule of investments of the Merging Fund as of the Effective Time of the Reorganization will be owned by CSF on behalf of the Merging Fund free and clear of any liens, claims, charges, options, and encumbrances, except as indicated in the schedule. Except as so indicated, none of the securities is, or after the Reorganization (as contemplated by this Plan) will be, subject to any legal or contractual restrictions on disposition (including restrictions as to the public offering or sale of the securities under the Securities Act), and all the securities are or will be readily marketable.

(k) *Registration Statement.* The Merging Fund will cooperate with the Acquiring Fund in connection with the Registration Statement referred to in Section 6(j) of this Agreement, and will furnish to the Acquiring Fund the information relating to the Merging Fund required by the Securities Act and the regulations promulgated thereunder to be set forth in the Registration Statement (including the Prospectus and Statement of Additional Information). At the time the Registration Statement becomes effective, the Registration Statement, insofar as it relates to the Merging Fund:

    (i)   will comply in all material respects with the provisions of the Securities Act and the Regulations, and

    (ii) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

Further, at the time the Registration Statement becomes effective, at the time of the shareholders' meeting referred to in Section 1 and at the Effective Time of the Reorganization, the Prospectus and Statement of Additional Information included therein, as amended or supplemented by any amendments or supplements filed by the Acquiring Fund, insofar as it relates to the Merging Fund, will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this subsection shall apply only to statements in or omissions from the Registration Statement or Prospectus and Statement of Additional Information made in reliance upon and in conformity with information furnished by the Merging Fund for use in the Registration Statement or Prospectus and Statement of Additional Information as provided in this Section 7(k).

(l) *Brokerage payments*. No brokerage or finders fees are payable in connection with this transaction other than those that are disclosed in the Registration Statement referred to in Section 6(j).

8. CONDITIONS TO OBLIGATIONS OF THE ACQUIRING FUND

The obligations of the Acquiring Fund under this Agreement with respect to the consummation of the Reorganization are subject to the satisfaction of the following conditions:

(a) *Representations, Warranties, and Agreements*. As of the Effective Time of the Reorganization, the Merging Fund shall have complied with each of its obligations under this Agreement, the representations and warranties contained in this Agreement shall be true in all material respects, and there shall have been no material adverse change in the financial condition, results of operations, business, properties or assets of the Merging Fund since December 31, 2015. As of the Effective Time of the Reorganization, the Acquiring Fund shall have received a certificate from the Merging Fund satisfactory in form and substance to the Acquiring Fund indicating that the Merging Fund has met the terms stated in this Section.

(b) *Regulatory Approval*. All necessary orders of exemption under the Act with respect to the transactions contemplated by this Agreement shall have been granted by the Commission, and all approvals, registrations, and exemptions under federal and state securities laws considered to be necessary shall have been obtained.

(c) *Tax Opinion.* The Acquiring Fund shall have received the opinion of counsel, addressed to and in form and substance satisfactory to the Acquiring Fund, as to certain of the federal income tax consequences of the Reorganization under the Internal Revenue Code to the Acquiring Fund and the shareholders of the Acquiring Fund. For purposes of rendering its opinion, counsel may rely exclusively and without independent verification, as to factual matters, on the statements made in the Plan, the proxy statement which will be distributed to the shareholders of the Merging Fund in connection with the Reorganization, and on such other written representations as the Merging Fund and the Acquiring Fund will have verified as of the date of issuance of the tax opinion. The opinion of counsel will be to the effect that, based on the facts and assumptions stated therein, for federal income tax purposes, and while the matter is not entirely free from doubt:

(i) The transfer of all of the assets of the Merging Fund in exchange for Class A, Class C, Class I and Class Y shares of the Acquiring Fund and the assumption by the Acquiring Fund of the liabilities of the Merging Fund followed by the distribution of said Acquiring Fund shares pro rata to the shareholders of the corresponding class of Merging Fund shares in liquidation of the Merging Fund will constitute a "reorganization" within the meaning of §368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the Acquiring Fund and the Merging Fund will each be "a party to the Reorganization" within the meaning of §368(b) of the Code.

(ii) No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Merging Fund solely in exchange for Acquiring Fund shares and the assumption by the Acquiring Fund of the liabilities of the Merging Fund.

(iii) No gain or loss will be recognized by the Merging Fund upon the transfer of its assets to the Acquiring Fund in exchange for Acquiring Fund shares and the assumption by the Acquiring Fund of the liabilities of the Merging Fund, or upon the distribution (whether actual or

constructive) of such Acquiring Fund shares to the shareholders of the Merging Fund in exchange for their Merging Fund shares.

(iv)   No gain or loss will be recognized by the shareholders of the Merging Fund upon the exchange of their Merging Fund shares for Acquiring Fund shares in liquidation of the Merging Fund.

(v)   The aggregate tax basis of Acquiring Fund shares received by each shareholder of the Merging Fund pursuant to the Reorganization will be the same as the aggregate tax basis of the Merging Fund shares held by such shareholder immediately prior to the Reorganization, and the holding period of the Acquiring Fund shares received by each shareholder of the Merging Fund will include the period during which the Merging Fund shares exchanged therefor were held by such shareholder (provided the Merging Fund shares were held as a capital asset on the date of the Reorganization).

(vi)   The tax basis of the assets of the Merging Fund acquired by the Acquiring Fund will be the same as the tax basis of those assets to the Merging Fund immediately prior to the Reorganization, and the holding period of the assets of the Merging Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Merging Fund.

(vii)   The Acquiring Fund will succeed to and take into account the capital loss carryovers of the Merging Fund described in section 381(c) of the Code. The Acquiring Fund will take any such capital loss carryovers into account subject to the conditions and limitations specified in sections 381, 382, 383 and 384 of the Code and regulations thereunder.

(d)   *Opinion of Counsel.* The Acquiring Fund shall have received the opinion of counsel for the Merging Fund, dated as of the Effective Time of the Reorganization, addressed to and in form and substance satisfactory to the Acquiring Fund, to the effect that:

(i)   CSF is an open-end management company registered under the Securities Act of 1933 and the Investment Company Act of 1940, and is duly organized and validly existing in good standing under the laws of the State of Maryland;

(ii)   The Merging Fund is a series of CSF; and

(iii)   The Plan and the execution and filing of the Plan have been duly authorized and approved by all requisite action by the CSF Board, and the Plan has been duly executed and delivered by CSF on behalf of the Merging Fund and, assuming due authorization, execution, and delivery of the Plan by CSIF on behalf of the Acquiring Fund, is a valid and binding obligation of CSF and its series, the Merging Fund.

9. CONDITIONS TO OBLIGATIONS OF THE MERGING FUND

The obligations of the Merging Fund under this Agreement with respect to the consummation of the Reorganization are subject to the satisfaction of the following conditions:

(a)   *Shareholder Approval.* The Plan shall have been approved by the affirmative vote of a majority of the outstanding voting securities of the Merging Fund as required by the Act. This means that the Plan must be approved by the lesser of: (i) 67% of the shares of the Merging Fund entitled to vote and present at a meeting if the holders of more than 50% of the outstanding shares entitled to vote are present in person or by proxy; or (ii) more than 50% of the outstanding shares of the Merging Fund entitled to vote.

(b)   *Representations, Warranties and, Agreements.* As of the Effective Time of the Reorganization, the Acquiring Fund shall have complied with each of its responsibilities under this Agreement, the representations and warranties contained in this Agreement shall be true in all material respects, and there shall have been no material adverse change in the financial condition, results of operations, business, properties, or assets of the Acquiring Fund since September 30, 2015. As of the Effective Time of the Reorganization, the Merging Fund

shall have received a certificate from the Acquiring Fund satisfactory in form and substance to the Merging Fund indicating that the Acquiring Fund has met the terms stated in this Section.

(c) *Regulatory Approval.* The Registration Statement referred to in Section 6(j) shall have been declared effective by the Commission and no stop orders under the Securities Act pertaining thereto shall have been issued; all necessary orders of exemption under the Act with respect to the transactions contemplated by this Agreement shall have been granted by the Commission; and all approvals, registrations, and exemptions under federal and state securities laws considered to be necessary shall have been obtained.

(d) *Tax Opinion.* The Merging Fund shall have received the opinion of counsel, addressed to and in form and substance satisfactory to the Merging Fund, as to certain of the federal income tax consequences of the Reorganization under the Internal Revenue Code to the Merging Fund and its shareholders. For purposes of rendering its opinion, counsel may rely exclusively and without independent verification, as to factual matters, on the statements made in the Plan, the proxy statement which will be distributed to the shareholders of the Merging Fund in connection with the Reorganization, and on such other written representations as the Merging Fund and the Acquiring Fund will have verified as of the date of issuance of the tax opinion. The opinion of counsel will be to the effect that, based on the facts and assumptions stated therein, for federal income tax purposes, and while the matter is not entirely free from doubt:

    (i)   The transfer of all of the assets of the Merging Fund in exchange for Class A, Class C, Class I and Class Y shares of the Acquiring Fund and the assumption by the Acquiring Fund of the liabilities of the Merging Fund followed by the distribution of said Acquiring Fund shares pro rata to the shareholders of the corresponding class of Merging Fund shares in liquidation of the Merging Fund will constitute a "reorganization" within the meaning of §368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the Acquiring Fund and the Merging Fund will each be "a party to the Reorganization" within the meaning of §368(b) of the Code.

    (ii)   No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Merging Fund solely in exchange for Acquiring Fund shares and the assumption by the Acquiring Fund of the liabilities of the Merging Fund.

    (iii)   No gain or loss will be recognized by the Merging Fund upon the transfer of its assets to the Acquiring Fund in exchange for Acquiring Fund shares and the assumption by the Acquiring Fund of the liabilities of the Merging Fund, or upon the distribution (whether actual or constructive) of such Acquiring Fund shares to the shareholders of the Merging Fund in exchange for their Merging Fund shares.

    (iv)   No gain or loss will be recognized by the shareholders of the Merging Fund upon the exchange of their Merging Fund shares for Acquiring Fund shares in liquidation of the Merging Fund.

    (v)   The aggregate tax basis of Acquiring Fund shares received by each shareholder of the Merging Fund pursuant to the Reorganization will be the same as the aggregate tax basis of the Merging Fund shares held by such shareholder immediately prior to the Reorganization, and the holding period of the Acquiring Fund shares received by each shareholder of the Merging Fund will include the period during which the Merging Fund shares exchanged therefor were held by such shareholder (provided the Merging Fund shares were held as a capital asset on the date of the Reorganization).

    (vi)   The tax basis of the assets of the Merging Fund acquired by the Acquiring Fund will be the same as the tax basis of those assets to the Merging Fund immediately prior to the Reorganization, and the holding period of the assets of the Merging Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Merging Fund.

    (vii)   The Acquiring Fund will succeed to and take into account the capital loss carryovers of the Merging Fund described in section 381(c) of the Code. The Acquiring Fund will take any such

capital loss carryovers into account subject to the conditions and limitations specified in sections 381, 382, 383 and 384 of the Code and regulations thereunder.

(e) *Opinion of Counsel.* The Merging Fund shall have received the opinion of counsel for the Acquiring Fund, dated as of the Effective Time of the Reorganization, addressed to and in form and substance satisfactory to the Merging Fund, to the effect that:

 (i) CSIF is an open-end management company registered under the Securities Act of 1933 and the Investment Company Act of 1940, and is duly organized and validly existing in good standing under the laws of the Commonwealth of Massachusetts;

 (ii) The Acquiring Fund is a series of CSIF;

 (iii) The Plan and the execution and filing of the Plan have been duly authorized and approved by all requisite action by the CSIF Board, and the Plan has been duly executed and delivered by CSIF on behalf of the Acquiring Fund and, assuming due authorization, execution, and delivery of the Plan by CSF on behalf of the Merging Fund, is a valid and binding obligation of CSIF and its series, the Acquiring Fund; and

 (iv) the Acquiring Fund Shares to be issued pursuant to the Reorganization have been duly authorized and upon issuance thereof in accordance with the Plan and CSIF's Declaration of Trust and By-Laws will be legally issued, fully paid and non-assessable shares of beneficial interest of the Acquiring Fund.

10. AMENDMENTS, TERMINATIONS, NON-SURVIVAL OF COVENANTS, WARRANTIES AND REPRESENTATIONS

(a) The parties hereto may, by agreement in writing authorized by the Board of Trustees of each party, amend the Plan at any time before or after approval of the Plan by shareholders of the Merging Fund, but after such approval, no amendment shall be made that materially changes the terms of this Agreement.

(b) At any time prior to the Effective Time of the Reorganization, either party may by written instrument signed by it: (i) waive any inaccuracies in the representations and warranties made pursuant to this Agreement, and (ii) waive compliance with any of the covenants or conditions made for its benefit pursuant to this Agreement.

(c) The Merging Fund may terminate the Plan at any time prior to the Effective Time of the Reorganization by notice to the Acquiring Fund if: (i) a material condition to its performance under this Agreement or a material covenant of the Acquiring Fund contained in this Agreement is not fulfilled on or before the date specified for the fulfillment thereof, or (ii) a material default or material breach of the Plan is made by the Acquiring Fund.

(d) The Acquiring Fund may terminate the Plan at any time prior to the Effective Time of the Reorganization by notice to the Merging Fund if: (i) a material condition to its performance under this Agreement or a material covenant of the Merging Fund contained in this Agreement is not fulfilled on or before the date specified for the fulfillment thereof, or (ii) a material default or material breach of the Plan is made by the Merging Fund.

(e) The Plan may be terminated by either party at any time prior to the Effective Time of the Reorganization upon notice to the other party, whether before or after approval by the shareholders of the Merging Fund, without liability on the part of either party hereto or its respective Trustees, officers, or shareholders, and shall be terminated without liability as of the close of business on December 31, 2016, if the Effective Time of the Reorganization is not on or prior to such date.

(f) No representations, warranties, or covenants in or pursuant to the Plan shall survive the Reorganization.

11. EXPENSES

The Merging Fund will bear the expenses incurred in connection with this Reorganization.

12. GENERAL

This Plan supersedes all prior agreements between the parties (written or oral), is intended as a complete and exclusive statement of the terms of the Plan between the parties and may not be changed or terminated orally. The Plan may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been executed by each party and delivered to the parties hereto. The headings contained in the Plan are for reference purposes only and shall not affect in any way the meaning or interpretation of the Plan. Nothing in the Plan, expressed or implied, is intended to confer upon any other person any rights or remedies by reason of the Plan.

IN WITNESS WHEREOF, the Merging Fund and the Acquiring Fund have caused the Plan to be executed on their behalf by their respective President, Vice President or Treasurer, and their seals to be affixed hereto and attested by their respective Secretary or Assistant Secretary, all as of the day and year first above written, and to be delivered as required.

CALVERT SAGE FUND

on behalf of Calvert Global Equity Income Fund

Attest:

By: /s/ Andrew K. Niebler

Name: Andrew K. Niebler

Title: Assistant Secretary

By: /s/ John H. Streur

Name: John H.Streur

Title: President

CALVERT SOCIAL INVESTMENT FUND

on behalf of Calvert Equity Portfolio

Attest:

By: /s/ Andrew K. Niebler

Name: Andrew K. Niebler

Title: Assistant Secretary

By: /s/ Vicki Benjamin

Name: Vicki Benjamin

Title: Treasurer

Calvert

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